As filed with the Securities and Exchange Commission on July 31, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CDM RESOURCE PARTNERS, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	26-0216763
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20405 Tomball Parkway
Suite 310
Houston, Texas 77070
(866) 236-7515
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard W. Fairchild, Jr.
Chief Financial Officer
20405 Tomball Parkway
Suite 310
Houston, Texas 77070
(866) 236-7515
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William N. Finnegan IV Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Felix P. Phillips Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee
Common units representing limited partner interests	$169,050,000	$5,190

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 475(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 31, 2007

PROSPECTUS

7,000,000 Common Units
Representing Limited Partner Interests

CDM Resource Partners, L.P. is a limited partnership recently formed to own a 53.0% interest in and to control CDM Resource Management, Ltd., also referred to as CDM Operating, a provider of natural gas contract compression services. This is the initial public offering of our common units. We currently estimate that the initial public offering price will be between $      and $      per common unit. Prior to this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol “     .”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 17.

These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay our minimum quarterly distribution to holders of our common units and subordinated units.

•	A long-term reduction in the demand for or production of natural gas or crude oil in the locations where we operate could adversely affect the demand for our services or the prices we charge for our services, which could result in a decrease in our revenues and cash available for distribution to our unitholders.

•	We have several key customers. The loss of any of these customers would result in a decrease in our revenues and cash available for distribution to our unitholders.

•	Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor its own interests to your detriment and limits the circumstances under which you may make a claim relating to conflicts of interest, as well as the remedies available to you in that event.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or the directors of its general partner.

•	You will experience immediate and substantial dilution of $10.98 in tangible net book value per common unit.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation or if we were to become subject to a material amount of additional entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

	Per Common Unit	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to CDM Resource Partners, L.P. (before expenses)	$	$

(1)	Excludes an aggregate fee of $ payable to Lehman Brothers and Merrill Lynch & Co. in consideration of advice rendered by them regarding the structure of this offering and our partnership.

We have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 7,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about      , 2007.

Lehman Brothers	Merrill Lynch & Co.

Goldman, Sachs & Co.	Wachovia Securities

Pickering Energy Partners, Inc.

          , 2007

CDM Resource Partners, L.P.

Revenue Generating Horsepower
(total available horsepower less idle horsepower)
Horsepower
600,000
500,000
400,000
300,000
200,000
100,000
0
103,062
139,042
213,744
275,718
414,535
445,444
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
3/31/07

SUMMARY	1
CDM Resource Partners, L.P.	1
Our Relationship with CDMR Holdings	3
Summary of Risk Factors	4
Formation Transactions and Partnership Structure	6
Organizational Structure After the Transactions	7
Management of CDM Resource Partners, L.P.	8
Principal Executive Offices and Internet Address	8
Summary of Conflicts of Interest and Fiduciary Duties	8
The Offering	9
Summary Historical and Pro Forma Financial and Operating Data	13
Non-GAAP Financial Measures	15
RISK FACTORS	17
Risks Related to Our Business	17
Risks Inherent in an Investment in Us	24
Tax Risks to Common Unitholders	30
USE OF PROCEEDS	34
CAPITALIZATION	35
DILUTION	36
OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	37
General	37
Our Cash Distributions	38
Pro Forma Cash Available for Distribution for the Twelve Months Ended December 31, 2006 and March 31, 2007	40
Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2008	43
Assumptions and Considerations	46
PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS	50
Distributions of Available Cash	50
Operating Surplus and Capital Surplus	51
Subordination Period	52
Distributions of Available Cash from Operating Surplus During the Subordination Period	54
Distributions of Available Cash from Operating Surplus After the Subordination Period	54
General Partner Interest and Incentive Distribution Rights	54
Percentage Allocations of Available Cash from Operating Surplus	55
General Partner’s Right to Reset Incentive Distribution Levels	55
Distributions from Capital Surplus	58
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	59
Distributions of Cash Upon Liquidation	59
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA	62
Non-GAAP Financial Measures	64
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	66
Overview	66
Items You Should Consider When Evaluating the Historical Financial Performance of CDM Resource Management Predecessor and Assessing Our Future Prospects	67
How We Evaluate Our Operations	68
Industry Trends	69
Operating Highlights	69

i

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes an initial public offering price of $20.00 per common unit and that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus as Appendix B.

References in this prospectus to “CDM Resource Partners,” “we,” “our,” “us,” “the Partnership” or like terms refer to CDM Resource Partners, L.P. and its majority-owned subsidiaries, including CDM Resource Management, Ltd. (“CDM Operating”). References to “CDMR Holdings” refer to CDMR Holdings, LLC, the owner of our general partner. Following the closing of this offering, we will own a 52.999% limited partner interest and a 0.001% general partner interest in CDM Operating, and CDMR Holdings will own a 47.0% limited partner interest in CDM Operating.

CDM Resource Partners, L.P.

Overview

We provide our customers with turn-key natural gas contract compression services to maximize their natural gas and crude oil production, throughput and cash flow. Our integrated solutions include a comprehensive assessment of a customer’s natural gas compression needs and the design and installation of a compression system that addresses those particular needs. We are responsible for the installation and ongoing operation, service, and repair of our compression units, which we modify as necessary to adapt to our customers’ changing operating conditions. We guarantee our customers 98% mechanical availability of our compression units for land installations and 96% mechanical availability for over-water installations. Our commitment to this high level of mechanical availability enables our customers to benefit from the incremental cash flow generated by higher sustained levels of throughput. CDM Operating has averaged mechanical availability in excess of 98% since inception for land installations and also for over-water installations.

We were formed in May 2007 by CDMR Holdings to own a 53.0% interest in and to control CDM Operating. CDM Operating has been providing natural gas contract compression services since 1997 and currently operates in the states of Texas, Louisiana and Arkansas. As of March 31, 2007, CDM Operating operated 527 revenue generating compression units comprising approximately 445,444 aggregate horsepower. CDMR Holdings will control us through its ownership of our general partner, and will indirectly control CDM Operating through our ownership of CDM Operating’s general partner.

Natural gas compression is a mechanical process whereby the pressure of a volume of natural gas is increased to facilitate the movement of the natural gas. Natural gas compression is often essential to the production of natural gas and crude oil and the transportation of natural gas. We believe that by outsourcing their natural gas compression requirements to us, our customers can increase their cash flow through increased natural gas and crude oil production and throughput as a result of increased mechanical availability of our compression units, reduced operating expenses, reduced maintenance expenses, and reduced capital investment in equipment. We focus on meeting the complex needs required in field-wide compression applications, as opposed to targeting the compression needs of individual wells within a field. These field-wide applications include compression for natural gas gathering for sales, natural gas lift for crude oil production, natural gas storage and natural gas processing. Our focus on field-wide applications allows us to design and install customer-specific solutions that generally involve multiple large horsepower compression units. These large horsepower applications generally result in long-term installations that we believe improve the stability of our cash flow. Substantially all of CDM Operating’s customers that have contracted for services since its formation in 1997 remain active customers today.

Our contracts typically have initial terms ranging from one to five years and provide for either a fixed monthly fee for our natural gas contract compression services, which we refer to as fixed fee contracts, or a fee based on the volume of natural gas compressed in a month, which we refer to as throughput contracts. We do not have direct exposure to natural gas commodity price risk because we do not take title to the natural gas we compress and because the natural gas we use as fuel for our compressors is supplied by our customers without cost to us. Our indirect exposure to short-term volatility in natural gas and crude oil commodity prices is mitigated because natural gas and crude oil production, rather than exploration, is the primary demand driver for our natural gas contract compression services, and because our focus on field-wide applications reduces our dependence on individual well economics. At March 31, 2007, approximately 94% of our revenue generating horsepower was associated with field-wide compression services compared to approximately 6% associated with individual wellhead and other applications.

For the year ended December 31, 2006 and the three months ended March 31, 2007, we generated pro forma net income of $10.4 million and $2.7 million, respectively, and pro forma Adjusted EBITDA of $29.9 million and $8.6 million, respectively. We define Adjusted EBITDA as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. By defining our Adjusted EBITDA to include the net income related to the non-controlling interest in CDM Operating, we are able to consider CDM Operating’s performance in its entirety. Please read “— Non-GAAP Financial Measures” for an explanation of how we calculate Adjusted EBITDA, which is a non-GAAP financial measure we use to evaluate our performance, and for a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP.

Our Compressor Fleet

Our compressor fleet consists of specially engineered compression units that utilize standardized components, principally engines manufactured by Caterpillar, Inc. and compressor frames manufactured by Ariel Corporation, which can be modified as needed for specific customer applications. Approximately 65% of our revenue generating horsepower at March 31, 2007 was purchased new since December 31, 2003. This modern, standardized compressor fleet is weighted on a horsepower basis toward larger units with more than 1,000 horsepower, primarily the Caterpillar 3606 engine class, which averages 1,772 horsepower per unit, and the Caterpillar 3516 engine class, which averages 1,298 horsepower per unit. We believe the young age and overall composition of our compressor fleet results in fewer mechanical failures, lower fuel usage (a direct cost savings for our customers), and reduced environmental emissions. In addition, in developing and maintaining our standardized fleet, we have acquired increased technical proficiency in predictive and preventive maintenance and overhaul operations on our equipment, which helps us to achieve our mechanical availability commitments.

The following table sets forth certain information as of March 31, 2007 regarding CDM Operating’s revenue generating natural gas compressor fleet (in which we own a 53.0% interest):

	Total Revenue	Percentage of
	Generating	Revenue Generating	Number of
Horsepower Range	Horsepower	Horsepower	Units

0-499	32,748	7.4%	203
500-999	55,726	12.5%	89
1,000 and over	356,970	80.1%	235

Total(1)	445,444	100.0%	527

(1)	Includes compression units that CDM Operating finances under capital leases or uses under operating leases, all of which CDM Operating intends to purchase at or prior to the closing of this offering.

Natural Gas Compression Fundamentals

We believe we will be able to continue building our business by capitalizing on the following long-term fundamentals for the natural gas compression services industry:

•	according to the Energy Information Administration’s most recent Annual Energy Outlook, natural gas consumption in the United States will increase from 22.7 trillion cubic feet, or Tcf, in 2007 to 24.6 Tcf in 2012, representing an 8.3% increase during this period and an average annual increase of approximately 1.7%;

•	the aging of producing natural gas fields and gas lift crude oil fields in the United States will require more compression to continue producing the same volume of natural gas and crude oil;

•	natural gas production from sources such as longer-lived tight sands, shales and coalbeds is expected to continue to increase, according to the Energy Information Administration, and production from these sources requires significantly more compression than generally required for traditional sources of natural gas production; and

•	natural gas producers, transporters and processors continue to outsource their natural gas compression requirements.

Business Strategies

Our business objectives are to generate stable cash flows that will allow us to make the minimum quarterly distribution to our unitholders and to increase our quarterly cash distributions per unit over time by executing the following strategies:

•	Continue to maximize our customers’ cash flow

•	Continue to deliver strong organic growth

•	Continue to manage our operating costs and expenses

•	Take advantage of selective acquisition opportunities

Competitive Strengths

We believe that we are well positioned to successfully execute our business strategies because of the following competitive strengths:

•	Experienced management team with proven ability to deliver strong organic growth

•	Modern and efficient compressor fleet

•	Large horsepower installations with long-term commitments

•	Stable and growing fee-based cash flows

•	Long-standing customer relationships

Our Relationship with CDMR Holdings

CDMR Holdings provides a comprehensive range of natural gas contract compression services and natural gas processing services to the natural gas and crude oil industries. Its natural gas contract compression services business has been conducted by CDM Operating since 1997, and its natural gas processing business has been conducted since 2005 through a separate subsidiary, CDM MAX, LLC, which owns and operates two 600 million cubic feet per day, (“MMcf/d”), natural gas processing plants in Louisiana. CDMR Holdings will continue to own and operate CDM MAX, LLC following this offering, and we will have no ownership interest in CDM MAX, LLC. CDM Operating provides natural gas contract compression services to CDM MAX, LLC and will continue to provide such services following this offering. Following the closing of this offering, our relationship with CDMR Holdings and its affiliates will be governed by an omnibus agreement between us,

CDMR Holdings and its affiliates. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Following this offering, CDMR Holdings, through its ownership of our general partner, will be responsible for conducting our business and managing our operations and those of CDM Operating, and will provide us with all technical, operational and administrative support necessary to conduct our business. CDMR Holdings is owned by members of its senior management and by entities affiliated with Carlyle/Riverstone Global Energy and Power Fund II, L.P., a private equity fund the general partner of which is jointly controlled by Riverstone Holdings L.L.C. and The Carlyle Group. The senior management team of CDMR Holdings includes Randy Craft, Randy Dean and David Marrs, founders of CDM Operating, each of whom has more than 25 years experience in the natural gas contract compression services or energy industries and will continue to serve as senior officers of our general partner.

CDMR Holdings will have a significant economic interest in us through its ownership of 1,050,000 common units and 5,551,724 subordinated units, representing a 47.6% limited partner interest in us, and its ownership of our general partner that owns a 2.0% general partner interest in us and all of our incentive distribution rights. CDMR Holdings will also own a 47.0% limited partner interest in CDM Operating.

CDMR Holdings intends to offer us the opportunity to purchase its 47.0% limited partner interest in CDM Operating, although it is not obligated to do so. In accordance with the omnibus agreement between us, CDMR Holdings, and other affiliates to be entered into in connection with the closing of this offering, CDMR Holdings will be required to offer us the right to purchase any part of its 47.0% limited partner interest in CDM Operating before it can sell that interest to anyone else. We refer to our purchase right as a right of first offer. The consummation and timing of any future purchases by us of this interest in CDM Operating will depend upon, among other things, our and CDMR Holdings’ compliance with debt agreements, our reaching an agreement with CDMR Holdings regarding the terms of such purchase, which will require the approval of the conflicts committee of our general partner’s board of directors, and our ability to obtain financing on acceptable terms. Although we will have the right of first offer to purchase CDMR Holdings’ interest in CDM Operating, we are not obligated to purchase any additional interest in CDM Operating from CDMR Holdings.

All future growth of our natural gas contract compression services business will occur in CDM Operating or future subsidiaries of ours. Under the omnibus agreement, CDMR Holdings will agree, and will cause its controlled affiliates to agree, not to compete with us and our subsidiaries by offering or providing natural gas contract compression related services except through CDM Operating. The non-competition restrictions will not apply to (and therefore will not prevent) competition by Riverstone Holdings LLC, The Carlyle Group or any of their affiliated funds or portfolio companies (except as specifically described above with respect to CDMR Holdings and its controlled affiliates).

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully these and other risks described under “Risk Factors.”

Risks Related to Our Business

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay our minimum quarterly distributions to holders of our common units and subordinated units.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for the twelve months ended December 31, 2006 and March 31, 2007.

•	The assumptions underlying our estimate of cash available for distribution described in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from those estimated.

•	A long-term reduction in the demand for or production of natural gas or crude oil in the locations where we operate could adversely affect the demand for our services or the prices we charge for our services, which could result in a decrease in our revenues and cash available for distribution to our unitholders.

•	We have several key customers. The loss of any of these customers would result in a decrease in our revenues and cash available for distribution to our unitholders.

•	We face significant competition that may cause us to lose market share and harm our financial performance.

•	We may be unable to grow our cash flow if we are unable to acquire CDMR Holdings’ 47.0% partnership interest in CDM Operating or otherwise expand our business.

•	We may be unable to fully execute our growth strategy if we are unable to obtain debt and equity financing or encounter reduced availability of compression equipment.

Risks Inherent in an Investment in Us

•	Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor its own interests to your detriment and limits the circumstances under which you may make a claim relating to conflicts of interest, as well as the remedies available to you in that event.

•	Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights; this may result in lower distributions to holders of our common units in certain situations.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or the directors of its general partner.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	Cost reimbursements due to our general partner and its affiliates for services that they provide to us, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to our unitholders.

•	Our partnership agreement may be amended to modify our cash distribution policy, which could have an adverse impact on distributions to our unitholders and the trading price of the common units.

•	We can issue an unlimited number of units, including units that are senior in right of distributions, liquidation and voting to the common units, without the approval of our unitholders.

•	Control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $10.98 in tangible net book value per common unit.

Tax Risks to Common Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of additional entity-level taxation by individual states. If the Internal Revenue Service (the “IRS”) were to treat us as a corporation or if we were to become subject to a material amount of additional entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

•	If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	Tax gain or loss on disposition of our common units could be more or less than expected.

•	Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

•	You will likely be subject to state and local taxes and tax return filing requirements in states in which we conduct operations even if you do not live in those states.

Formation Transactions and Partnership Structure

General

At or prior to the closing of this offering the following transactions will occur:

•	CDMR Holdings will contribute a 53.0% partnership interest in CDM Operating to us;

•	we will issue to CDMR Holdings or its subsidiaries 1,050,000 common units and 5,551,724 subordinated units, representing an aggregate 47.6% limited partner interest in us;

•	we will issue to CDM RP GP, L.P., an indirect wholly-owned subsidiary of CDMR Holdings, a 2.0% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.345 per unit per quarter (115% of the minimum quarterly distribution);

•	we will issue 7,000,000 common units to the public in this offering, representing a 50.4% limited partner interest in us, and will contribute the net proceeds therefrom of approximately $127.9 million to CDM Operating, which will use those proceeds to repay indebtedness outstanding under its amended credit facility;

•	CDMR Holdings will assume and repay $40.0 million of indebtedness outstanding under CDM Operating’s amended credit facility;

•	CDM Operating will amend and extend its credit facility to provide for a $300 million, three-year credit facility;

•	we will enter into an omnibus agreement with CDMR Holdings and its affiliates that will address, among other things:

•	CDMR Holdings’ agreement to provide us all operational staff, corporate staff and support services necessary to run our business;

•	CDMR Holdings’ agreement to limit through December 31, 2008 our incremental general and administrative expenses resulting from being a publicly traded partnership to $1.5 million per fiscal year (prorated for 2007); and

•	the terms and conditions under which we may exercise our right of first offer to acquire all or a part of CDMR Holdings’ 47.0% interest in CDM Operating.

Organizational Structure After the Transactions

The following diagram depicts our organizational structure and ownership after giving effect to this offering and the related formation transactions, assuming that the underwriters’ option to purchase additional common units is not exercised.

Public Common Units	50.4%
CDMR Holdings, LLC Common Units	7.6%
CDMR Holdings, LLC Subordinated Units	40.0%
General Partner Units	2.0%

Total	100.0%

Management of CDM Resource Partners, L.P.

CDM RP GP, L.P., our general partner, is an indirect, wholly owned subsidiary of CDMR Holdings and has sole responsibility for conducting our business and for managing our operations. Because our general partner is a limited partnership, its general partner, CDM GP, LLC, will conduct our business and operations, and the board of directors and officers of CDM GP, LLC will make decisions on our behalf. All of the directors of CDM GP, LLC will be elected by CDMR Holdings. For more information about these individuals, please read “Management of CDM Resource Partners, L.P. — Directors and Executive Officers.”

Our general partner will not receive any management fee or other compensation in connection with the management of our business or this offering, but it will be entitled to reimbursement of all direct and indirect expenses incurred on our behalf. Our general partner will also be entitled to distributions on its general partner interest and, if we distribute more than $0.345 per unit in a quarter, on its incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” and “Certain Relationships and Related Party Transactions.” Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the directors of its general partner.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 20405 Tomball Parkway, Suite 310, Houston, Texas 77070 and our telephone number is 866-236-7515. Following this offering, we intend to maintain a website at           . We will make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Conflicts of Interest.  Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner and its general partner, CDM GP, LLC, are owned by CDMR Holdings, the officers and directors of CDM GP, LLC also have fiduciary duties to manage our general partner in a manner beneficial to CDMR Holdings. In addition, the general partner of CDM Operating has a fiduciary duty to manage CDM Operating in a manner beneficial to us, as the general partner’s owner, and to CDM Operating’s limited partners, including us and CDMR Holdings. As a result of these relationships, conflicts of interest may arise in the future between us and holders of our units, on the one hand, and our general partner and its affiliates, including CDMR Holdings and CDM Operating, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its general partner, please read “Risk Factors — Risks Inherent in an Investment in Us.”

Partnership Agreement Modifications to Fiduciary Duties.  Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to holders of our units, which may permit it to favor its own interests to your detriment. Our partnership agreement also restricts the remedies available to holders of our units for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to holders of our units. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

For a more detailed description of the conflicts of interest that may affect us and the fiduciary duties of our general partner and the relationships we have with affiliates, please read “Management of CDM Resource Partners, L.P. — Directors and Executive Officers,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

The Offering

Common units offered to the public	7,000,000 common units.

Common units subject to the underwriters’ option to purchase additional common units	If the underwriters exercise their option to purchase additional common units in full, we will issue 1,050,000 additional common units to the public and use the net proceeds to redeem 1,050,000 common units from CDMR Holdings, which may therefore be deemed to be a selling unitholder in this offering. Please read “Selling Unitholder.”

Units outstanding after this offering	8,050,000 common units and 5,551,724 subordinated units, representing 58.0% and 40.0%, respectively, limited partner interests in us.

Use of proceeds	We expect to receive net proceeds of approximately $127.9 million, after deducting the underwriting discount, structuring fees and offering expenses. We will contribute the net proceeds from this offering to CDM Operating, which will use those proceeds to repay indebtedness outstanding under its amended credit facility. Please see “Use of Proceeds.”

We will use the net proceeds from any exercise of the underwriters’ option to purchase additional common units to redeem from CDMR Holdings a number of common units equal to the number of common units issued upon the exercise of the underwriters’ option.

Cash distributions	We will pay the minimum quarterly distribution of $0.30 per unit ($1.20 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will adjust the minimum quarterly distribution for the period from the closing of this offering through December 31, 2007 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. Our partnership agreement also requires that we distribute all of our available cash from operating surplus each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.30 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.30;

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.345;

• fourth, 85% to all unitholders, pro rata, and 15% to our general partner, until each unit has received a distribution of $0.375;

• fifth, 75% to all unitholders, pro rata, and 25% to our general partner, until each unit has received a distribution of $0.45; and

• thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

We refer to the distributions to our general partner in excess of 2% as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Our pro forma cash available for distribution for the twelve months ended December 31, 2006 and March 31, 2007 would have been sufficient to pay the full minimum quarterly distribution on all of the common units and 38.3% and 30.6%, respectively, of the minimum quarterly distribution on the subordinated units during these periods.

We believe that, based on the estimates contained and the assumptions listed under the caption “Our Cash Distribution Policy and Restrictions on Distributions,” we will have sufficient cash available to pay the full minimum quarterly distribution of $0.30 per unit per quarter for the four-quarter period ending September 30, 2008 on all common units and subordinated units.

Subordinated units	CDMR Holdings or its affiliates will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.30 per unit only after the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

The subordination period will end on the first business day after we have earned and paid at least $1.20 (the annualized minimum quarterly distribution) on each outstanding unit for any three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2010. The subordination period will also end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all the subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	If we have earned and paid at least $1.80 (150% of the annualized minimum quarterly distribution) on each outstanding unit for any four-quarter period ending on or after September 30, 2008, all of the subordinated units will convert into common units on a one-for-one basis.

Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

General Partner’s right to reset the target distribution levels	Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our initial target distribution levels.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of our general partner to receive Class B units in connection with this reset, please see “Provisions of Our Partnership Agreement Related to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We can issue an unlimited number of units, including units that are senior in right of distributions, liquidation and voting to the common units, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of its general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 48.5% of our common and subordinated units. This will give our general partner the ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2010, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.20 per unit, we estimate that your average allocable federal taxable income per year will be no more than $ per unit. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “ .”

Summary Historical and Pro Forma Financial and Operating Data

The following table presents summary historical financial and operating data of CDM Resource Management Predecessor, the predecessor of CDM Operating, and pro forma financial data of CDM Resource Partners, L.P. for the periods and as of the dates presented. The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus. Following the closing of this offering, we will control CDM Operating through our ownership of its general partner, and we will own a 53.0% partnership interest in CDM Operating. Our pro forma financial statements consolidate, and our financial statements after the closing of this offering will consolidate, all of CDM Operating’s financial results with ours in accordance with GAAP and will reflect CDMR Holdings’ 47.0% interest in CDM Operating as a non-controlling interest.

The summary historical financial and operating data has been prepared on the following basis:

•	The historical financial information of CDM Resource Management Predecessor as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 is derived from the audited financial statements of CDM Resource Management Predecessor, which are included elsewhere in this prospectus;

•	The historical financial information of CDM Resource Management Predecessor as of December 31, 2004 is derived from the audited financial statements of CDM Resource Management Predecessor, which are not included in this prospectus;

•	The historical financial information of CDM Resource Management Predecessor as of March 31, 2007 and for the three months ended March 31, 2006 and March 31, 2007 is derived from the unaudited financial statements of CDM Resource Management Predecessor, which are included elsewhere in this prospectus; and

•	The historical financial information of CDM Resource Management Predecessor as of March 31, 2006 is derived from the unaudited financial statements of CDM Resource Management Predecessor, which are not included in this prospectus.

The summary pro forma financial information for the year ended December 31, 2006 and for the three months ended March 31, 2007 is derived from the unaudited pro forma financial statements of CDM Resource Partners, L.P. included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2007, in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statements of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007. These transactions include:

•	the contribution to us of a 53.0% interest in CDM Operating and the retention by CDMR Holdings of the remaining 47.0% interest in CDM Operating;

•	the issuance by us of 1,050,000 common units and 5,551,724 subordinated units to CDMR Holdings;

•	the issuance by us of a 2.0% general partner interest and all of our incentive distribution rights to CDM RP GP, L.P., our general partner;

•	the issuance by us of 7,000,000 common units to the public and the contribution of the net proceeds therefrom of approximately $127.9 million to CDM Operating, which will use those proceeds to repay indebtedness outstanding under its amended credit facility;

•	CDMR Holdings’ assumption and repayment of $40.0 million of indebtedness outstanding under CDM Operating’s amended credit facility; and

•	CDM Operating’s purchase at or prior to the closing of this offering of 68 compression units with approximately 82,990 aggregate horsepower that CDM Operating finances under capital leases or uses under operating leases, all with a third party, for approximately $27.3 million.

The pro forma financial information should not be considered as indicative of the historical results we would have had or the results we will have after this offering.

The following table includes the non-GAAP financial measure of Adjusted EBITDA. We define Adjusted EBITDA as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. For a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “— Non-GAAP Financial Measures.”

	CDM Resource Management Predecessor					CDM Resource Partners, L.P. Pro Forma
							Three
							Months
	Year Ended			Three Months		Year Ended	Ended
	December 31,			Ended March 31,		December 31,	March 31,
	2004	2005	2006	2006	2007	2006	2007
	(In thousands, except per unit and operating data)

Statement of Operations Data:
Revenues:
Operating revenue	$29,687	$42,056	$61,054	$13,135	$19,842	$61,054	$19,842
Reimbursed installation services revenue	4,310	5,310	6,636	1,816	1,881	6,636	1,881

Total revenues	33,997	47,366	67,690	14,951	21,723	67,690	21,723
Costs and expenses:
Cost of operations	14,837	20,676	26,190	5,707	9,106	23,183	8,354
Reimbursed installation services expense	4,310	5,310	6,636	1,816	1,881	6,636	1,881
General and administrative expense	4,422	5,425	8,153	1,761	2,906	8,153 (1)	2,906 (1)
Depreciation expense	3,229	4,851	7,311	1,598	2,391	7,845	2,525
Gain on sale of assets	—	—	(64)	—	—	(64)	—

Total costs and expenses	26,798	36,262	48,226	10,882	16,284	45,753	15,666

Operating income	7,199	11,104	19,464	4,069	5,439	21,937	6,057
Other income (expense):
Interest expense, net of capitalized interest	(3,449)	(5,090)	(10,928)	(1,894)	(4,045)	(2,505)	(987)
Other income (expense)	62	68	108	—	58	108	58
Income tax expense(2)	—	—	—	—	82	—	82

Income before non-controlling interest	3,812	6,082	8,644	2,175	1,370	19,540	5,046
Non-controlling interest(3)	—	—	—	—	—	(9,184)	(2,372)

Net income	$3,812	$6,082	$8,644	$2,175	$1,370	$10,356	$2,674

Pro forma net income per limited partner unit						$0.75	$0.19
Balance Sheet Data (at period end):
Working capital(4)	$171	$(2,978)	$10,009	$1,683	$(6,560)		$(4,997)
Total assets	112,623	159,262	275,779	189,229	300,633		314,125
Long-term debt	61,952	85,965	185,148	113,196	200,722		48,007
Non-controlling interest(3)	—	—	—	—	—		113,229
Partners’ equity/owners’ equity	37,496	58,572	71,780	60,748	72,990		127,681
Other Financial Data:
Adjusted EBITDA(5)	$10,490	$16,023	$26,883	$5,667	$7,888	$29,890	$8,640
Capital expenditures	31,178	73,013	107,058	25,895	33,073
Cash flows provided by (used in):
Operating activities	$4,741	$15,405	$7,908	$1,893	$8,113
Investing activities	(30,930)	(75,013)	(110,938)	(28,865)	(24,894)
Financing activities	27,878	55,978	103,727	27,384	15,601

	CDM Resource Management Predecessor					CDM Resource Partners, L.P. Pro Forma
							Three
							Months
	Year Ended			Three Months		Year Ended	Ended
	December 31,			Ended March 31,		December 31,	March 31,
	2004	2005	2006	2006	2007	2006	2007
	(In thousands, except per unit and operating data)

Operating Data (at period end) — unaudited:
Total available horsepower(6)	220,983	293,120	429,777	322,168	456,079
Revenue generating horsepower	213,744	275,718	414,535	312,211	445,444
Revenue generating compression units	222	309	473	349	527
Average horsepower per revenue generating compression unit	963	892	876	895	845
Horsepower utilization:
At period end	96.7%	94.1%	96.5%	96.9%	97.7%
Average for the period(7)	97.6%	97.2%	96.6%	96.9%	97.7%

(1)	Does not include incremental general and administrative expenses we expect to incur as a result of being a publicly traded partnership. We expect these expenses to total approximately $3.3 million per year; however, CDMR Holdings will bear any such expenses that exceed $1.5 million per year through December 31, 2008 (prorated for 2007). All of these expenses, even those reimbursed to us, will be recorded as our expense in our future statements of operations.

(2)	This represents the Texas franchise tax (applicable to income apportioned to Texas beginning January 1, 2007) which, in accordance with SFAS No. 109, is classified as an income tax for reporting purposes.

(3)	Pro forma non-controlling interest represents CDMR Holdings’ 47.0% limited partner interest in CDM Operating.

(4)	Working capital is defined as current assets minus current liabilities.

(5)	Adjusted EBITDA is defined as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. Please read “— Non-GAAP Financial Measures” for more information regarding Adjusted EBITDA.

(6)	Total available horsepower includes horsepower under contract that is generating revenue, horsepower under contract that is not yet generating revenue, and idle horsepower, but does not include compression units included in our work in progress.

(7)	Calculated as the average utilization for the months in the period based on utilization at the end of each month in the period.

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measure of Adjusted EBITDA. We provide reconciliations of this non-GAAP financial measure to its most directly comparable financial measure as calculated and presented in accordance with GAAP.

We define Adjusted EBITDA as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. By defining our Adjusted EBITDA to include the net income related to the non-controlling interest in CDM Operating, we are able to consider CDM Operating’s performance in its entirety. Adjusted EBITDA is used as a supplemental financial measure by management and external users of our financial statements, such as investors and commercial banks, to assess:

•	The financial performance of CDM Operating’s assets without regard to the impact of financing methods, capital structure or historical cost basis of its assets;

•	The ability of CDM Operating’s assets to generate cash sufficient to make debt payments and to make distributions to its partners; and

•	CDM Operating’s operating performance as compared to those of other companies in its industry without regard to the impact of financing methods and capital structure.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

The following table reconciles Adjusted EBITDA to net income, its most directly comparable GAAP performance measure, for each of the periods presented:

						CDM Resource Partners,
	CDM Resource Management Predecessor					L.P. Pro Forma
							Three
							Months
	Year Ended			Three Months		Year Ended	Ended
	December 31,			Ended March 31,		December 31,	March 31,
	2004	2005	2006	2006	2007	2006	2007
	(In thousands)

Net income	$3,812	$6,082	$8,644	$2,175	$1,370	$10,356	$2,674
Interest expense, net of capitalized interest	3,449	5,090	10,928	1,894	4,045	2,505	987
Depreciation expense	3,229	4,851	7,311	1,598	2,391	7,845	2,525
Income tax expense	—	—	—	—	82	—	82
Non-controlling interest	—	—	—	—	—	9,184	2,372

Adjusted EBITDA	$10,490	$16,023	$26,883	$5,667	$7,888	$29,890	$8,640

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in the natural gas contract compression services business. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we may be unable to pay the minimum quarterly distribution to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay our minimum quarterly distributions to holders of our common units and subordinated units.

In order to pay our minimum quarterly distribution of $0.30 per common unit per quarter, or $1.20 per unit per year, we will require available cash of approximately $4.2 million per quarter, or $16.7 million per year, based on the common units, subordinated units and general partner units to be outstanding immediately after completion of this offering, whether or not the underwriters exercise their option to purchase additional common units. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distributions under our cash distribution policy. The amount of cash we can distribute to our unitholders principally depends upon the amount of cash CDM Operating generates from its operations and distributes to us. Its operations will fluctuate from quarter to quarter based on, among other things:

•	the fees it obtains for natural gas contract compression services;

•	the level of production of, and demand for, natural gas and crude oil, particularly the level of production in the locations where CDM Operating provides natural gas contract compression services;

•	its operating costs and expenses;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations on the conduct of its business.

The actual amount of cash CDM Operating will have available for distribution to us, and that we will then have available to distribute to our unitholders, also will depend on other factors such as:

•	the levels of maintenance capital expenditures and expansion capital expenditures CDM Operating makes;

•	its debt service requirements and other liabilities;

•	fluctuations in its working capital needs;

•	restrictions contained in its debt instruments;

•	the cost of any acquisitions;

•	its ability to borrow funds and access capital markets; and

•	the amount of cash reserves established.

CDM Operating’s limited partnership agreement provides that it will distribute its available cash to its partners on a quarterly basis. CDM Operating’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of CDM Operating’s quarterly distributions, including the amount of cash reserves not distributed, will be determined by the board of directors of our general partner on our behalf.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for the twelve months ended December 31, 2006 and March 31, 2007.

The amount of cash available for distribution we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner units to be outstanding immediately after this offering is approximately $16.7 million. Our pro forma cash available for distribution generated during the twelve months ended December 31, 2006 and March 31, 2007 of $12.5 million and $11.9 million, respectively, would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the common units, but insufficient by $4.2 million and $4.7 million, respectively, to pay the full minimum quarterly distribution on all of the subordinated units during those periods. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the twelve months ended December 31, 2006 and March 31, 2007, please read “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma Cash Available for Distribution for the Twelve Months Ended December 31, 2006 and March 31, 2007.”

The assumptions underlying our estimate of cash available for distribution described in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from those estimated.

Our estimate of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” is based on assumptions that are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. The estimate was prepared by our management, and we have not received an opinion or report on it from our independent registered public accounting firm or any other independent auditor. If we do not achieve the estimated results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units will likely decline materially.

A long-term reduction in the demand for or production of natural gas or crude oil in the locations where we operate could adversely affect the demand for our services or the prices we charge for our services, which could result in a decrease in our revenues and cash available for distribution to our unitholders.

Our natural gas contract compression operations significantly depend upon the continued demand for and production of natural gas and crude oil. Demand may be affected by, among other factors, natural gas prices, crude oil prices, weather, demand for energy and availability of alternative energy sources. Any prolonged, substantial reduction in the demand for natural gas or crude oil would, in all likelihood, depress the level of production activity and result in a decline in the demand for our contract compression services and products, which would reduce our cash available for distribution. Lower natural gas prices or crude oil prices over the long-term could result in a decline in the production of natural gas or crude oil, respectively, resulting in reduced demand for our natural gas contract compression services. Additionally, production from natural gas sources such as longer-lived tight sands, shales and coalbeds constitute an increasing percentage of our compression services business. Such sources are generally less economically feasible to produce in lower natural gas price environments, and a reduction in demand for natural gas or natural gas lift for crude oil may cause such sources of natural gas to be uneconomic to drill and produce, which could in turn negatively impact the demand for our services.

We have several key customers. The loss of any of these customers would result in a decrease in our revenues and cash available for distribution to our unitholders.

We provide compression services under contracts with several key customers. Our loss of one of these key customers may have a greater effect on our financial results than for a company with a more diverse customer base. Our largest customers for the year ended December 31, 2006 were Hilcorp Energy Corp. and T-C Oil Company. These customers accounted for approximately 36.1% and 10.7% of CDM Operating’s revenue for the year ended December 31, 2006, respectively. The loss of all or even a portion of the natural gas contract compression services we provide to our key customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We face significant competition that may cause us to lose market share and harm our financial performance.

The natural gas contract compression business is highly competitive, and there are low barriers to entry for individual projects. In addition, some of our competitors are large national and multinational companies that have greater financial and other resources than we do. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to compete effectively. Some of these competitors may expand or construct newer or more powerful compressor fleets that would create additional competition for us. In addition, our customers that are significant producers of natural gas and crude oil may purchase and operate their own compressor fleets in lieu of using our natural gas contract compression services. All of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We may be unable to grow our cash flows if we are unable to expand our business.

A principal focus of our strategy is to continue to grow the per unit distribution on our units by expanding our business. Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	develop new business and enter into contracts for new service with our existing and new customers;

•	acquire all or part of the 47.0% interest in CDM Operating owned by CDMR Holdings;

•	consummate accretive acquisitions; and

•	obtain required debt or equity financing for our existing and new operations.

If we are unable to accomplish some or all of the foregoing, we may be unable to increase our distributions to unitholders.

We may be unable to grow by acquiring the interest in CDM Operating owned by CDMR Holdings, which could limit our ability to increase our cash available for distribution.

We only have a right of first offer to purchase the 47.0% interest in CDM Operating being retained by CDMR Holdings at the closing of this offering. CDMR Holdings is not obligated to offer us the opportunity to purchase this interest and we may never purchase this interest for several reasons, including the following:

•	CDMR Holdings may choose not to sell the interest.

•	Our conflicts committee may decide not to make an offer for the interest.

•	Our conflicts committee may be unable to agree on acceptable purchase terms with CDMR Holdings.

•	We may be unable to obtain financing for the purchase on acceptable terms or at all.

•	We may be prohibited by the terms of credit facilities or indentures or other contracts from purchasing some or all of the 47.0% interest in CDM Operating, and CDMR Holdings may be prohibited by the terms of its credit facilities or indentures or other contracts from selling some or all of the 47.0% interest in CDM Operating. If we or CDMR Holdings must seek waivers of such provisions or refinance debt governed by such provisions in order to consummate a sale of the interest, we or CDMR Holdings may be unable to do so timely or at all.

If we do not acquire a significant portion of CDMR Holdings’ remaining 47.0% interest in CDM Operating, our ability to grow our business and increase our distributions to unitholders may be materially adversely affected.

We may be unable to grow successfully through future acquisitions or to manage successfully future growth, and we may not be able to effectively integrate the businesses we may acquire.

From time to time we may choose to make business acquisitions to pursue market opportunities, increase our existing capabilities and expand into new areas of operations. We have not actively pursued acquisitions previously, and in the future we may not be able to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating any future acquisitions into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions, which may result in the commitment of our capital resources without the expected returns on such capital. Furthermore, competition for acquisition opportunities may escalate, increasing our cost of making acquisitions or causing us to refrain from making acquisitions.

We may be unable to fully execute our growth strategy if we are unable to obtain debt and equity financing or encounter reduced availability of compression equipment.

We will be unable to grow our asset and customer base unless we have access to sufficient capital to purchase additional compression equipment. Limitations on our access to capital or increases in the cost of capital will impair our ability to execute this strategy. We may be unable to raise the necessary funds on satisfactory terms, if at all. We cannot assure you that our cash flow from operations or the availability under CDM Operating’s credit facility will provide us with sufficient resources to fund our capital expenditure requirements.

In addition, we are experiencing increased lead-times for the compression components and equipment we purchase. Continued increases in demand, and the resulting supply allocations imposed by Caterpillar, Inc., could result in delivery delays and may require us to find alternative sources of supply or pay higher prices for the equipment we purchase. Any of these occurrences would limit our ability to fully execute our growth strategy. Our inability to execute our growth strategy may materially adversely impact the market price of our common units.

Our ability to manage and grow our business effectively may be adversely affected if CDM GP, LLC loses management or operational personnel.

We depend on the continuing efforts of our executive officers, all of whom are employees of CDM GP, LLC. The departure of any of our executive officers, and in particular, Randy Dean, President, Chief Executive Officer and Chairman of the Board of our general partner, Randy Craft, Chief Operating Officer of our general partner, and David Marrs, Executive Vice President of our general partner, could have a significant negative effect on our business, operating results, financial condition and on our ability to compete effectively in the marketplace. We do not maintain key man life insurance coverage with respect to our executive officers or any other management personnel.

Additionally, we do not have any employees, but rather rely on CDM GP, LLC’s employees to operate our business. CDM GP, LLC’s ability to hire, train and retain qualified personnel will continue to be important and will become more challenging as we grow and if energy industry market conditions continue to be positive. When general industry conditions are good, the competition for experienced operational and field technicians increases as other energy and manufacturing companies’ needs for the same personnel increases. Our ability to grow and perhaps even to continue our current level of service to our current customers will be adversely impacted if CDM GP, LLC is unable to successfully hire, train and retain these important personnel.

We depend on particular suppliers and are vulnerable to product shortages and price increases, which could have a negative impact on our results of operations.

The principal manufacturers of components for our natural gas compression equipment include Caterpillar, Inc. for engines, Air-X-Changers for coolers, and Ariel Corporation for compressors and frames. Our reliance on these suppliers involves several risks, including price increases and a potential inability to obtain an adequate supply of required components in a timely manner. We also rely primarily on two vendors, Spitzer Corp. and Standard Equipment Corp., to package and assemble our compression units. We do not have long-term contracts with these suppliers or packagers, and a partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. In addition, since we expect any increase in component prices for compression equipment or packaging costs will be passed on to us, a significant increase in their pricing could have a negative impact on our results of operations.

Due to our lack of asset and geographic diversification, adverse developments in our natural gas contract compression services business would have a significant impact on our results of operations.

Substantially all of our revenues are generated from our 53.0% interest in CDM Operating’s natural gas contract compression services business, and as a result, our financial condition depends upon continued demand for, and production of, natural gas and crude oil. Furthermore, substantially all of our natural gas contract compression services business is located in Texas, Louisiana and Arkansas. Due to our lack of diversification in asset type and location, an adverse development in the natural gas contract compression services business in general or in our operating locations would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse operations and operated in additional locations.

We are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

We are subject to stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to protection of human health, safety and the environment. These laws and regulations may impose numerous obligations that are applicable to our operations including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to limit or prevent releases of substances from our compression units, and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.

We may incur significant environmental costs and liabilities in the operation and maintenance of our compression units due to our handling of natural gas, crude oil, and other substances related to our operations as well as historical spills or waste disposal practices on properties used by us to provide natural gas contract compression services. Joint and several, strict liability may be incurred under these environmental laws and regulations in connection with discharges or releases of pollutants or wastes from our compression units or on, under, or from properties used by us, many of which have been used for exploration and production activities for a number of years by third parties not under our control. Private parties, including the owners of properties upon which our compression units are located and facilities where our wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes to, or more stringent enforcement of, existing environmental laws and regulations or the adoption of new laws and regulations occur, and any such changes that result in more stringent and costly pollution control, waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations or financial position. Such changes to, stringent enforcement of, or adoption of, environmental laws and regulations may also adversely impact crude oil and natural gas exploration and production, gathering and pipeline companies, which, in turn, could have an adverse impacts on us. We may not be able to recover some or any of these costs from insurance.

We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Natural gas contract compression service operations are subject to inherent risks such as equipment defects, malfunction and failures, and natural disasters that can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose us to substantial liability for personal injury, death, property damage, pollution and other environmental damages. Our insurance may be inadequate to cover our liabilities. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be negatively impacted. In addition, we do not maintain business interruption insurance.

CDM Operating’s debt levels may limit its and our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions.

At or prior to the closing of this offering, we expect CDM Operating will amend and extend its credit facility to provide for a $300 million, three-year credit facility. Approximately $104 million is expected to be outstanding under the amended credit facility after the closing of this offering. Following this offering, CDM Operating’s ability to incur additional debt will be subject to limitations in CDM Operating’s credit facility. CDM Operating’s level of debt could have important consequences to it and us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	CDM Operating will need a substantial portion of its cash flow to make payments on its indebtedness, reducing the funds that would otherwise be available for operation, future business opportunities and distributions to its partners, including us; and

•	CDM Operating’s debt level will make it more vulnerable than its competitors with less debt to competitive pressures or a downturn in its business or the economy generally.

CDM Operating’s ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond its or our control. In addition, CDM Operating’s ability to service its debt under the amended credit facility will depend on market interest rates, since we anticipate that the interest rates applicable to its borrowings will fluctuate with movements in interest rate markets. If CDM Operating’s operating results are not sufficient to service its current or future indebtedness, it will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We or CDM Operating may be unable to effect any of these actions on satisfactory terms, or at all.

Restrictions in CDM Operating’s credit facility may prevent CDM Operating from making distributions to us, which will limit our ability to make distributions to our unitholders and may limit our ability to capitalize on acquisition and other business opportunities.

We are a holding company with no business operations. As such, we depend upon the earnings and cash flow of CDM Operating and the distribution of that cash to us in order to meet our obligations and to allow us to make distributions to our unitholders. The operating and financial restrictions and covenants in CDM Operating’s credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, we anticipate that CDM Operating’s amended credit facility will restrict or limit its ability to:

•	make distributions if any default or event of default occurs;

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain loans or investments;

•	make any material change to the nature of our business, including mergers, consolidations, liquidations and dissolutions; or

•	enter into a merger, consolidation, sale and leaseback transaction or sale of assets.

Furthermore, CDM Operating’s amended credit facility will contain certain operating and financial covenants. CDM Operating’s ability to comply with the covenants and restrictions contained in this credit agreement may be affected by events beyond our and CDM Operating’s control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, CDM Operating’s ability to comply with these covenants may be impaired. If CDM Operating violates any of the restrictions, covenants, ratios or tests in CDM Operating’s credit agreement, a significant portion of our indebtedness may become immediately due and payable, our lenders’ commitment to make further loans to us may terminate, and CDM Operating will be prohibited from making any distribution to us and, ultimately, us making distributions to our unitholders. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of CDM Operating’s credit facility or any new indebtedness could have similar or greater restrictions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Liquidity and Capital Resources — Capital Requirements.” Any interruption of distributions to us from CDM Operating may limit our ability to satisfy our obligations and to make distributions to our unitholders.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.

As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and the implied distribution yield on our units. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, repay debt or for other purposes.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately, or prevent fraud, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

We have not previously filed reports with the SEC. We will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), upon the completion of this offering. We produce our financial statements in accordance with the requirements of GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports to prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm annually to attest to, our internal controls over financial reporting. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls may subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Risks Inherent in an Investment in Us

Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor its own interests to your detriment, and limits the circumstances under which you may make a claim relating to conflicts of interest and the remedies available to you in that event.

Following this offering, CDMR Holdings will own a 47.0% limited partner interest in CDM Operating and will own and control our general partner, which controls us. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to CDMR Holdings. Furthermore, certain directors and officers of our general partner will be directors or officers of affiliates of our general partner, including CDMR Holdings. Conflicts of interest may arise between CDMR Holdings and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. These potential conflicts include, among others, the following:

•	neither our partnership agreement nor any other agreement requires CDMR Holdings to pursue a business strategy that favors us. Directors and officers of CDMR Holdings have a fiduciary duty to make decisions in the best interests of their respective owners, which may be contrary to our interests;

•	our general partner controls the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and CDMR Holdings, on the other hand, including provisions governing administrative services, acquisitions and non-competition provisions;

•	if we exercise our right of first offer to purchase all or part of CDMR Holdings’ 47.0% interest in CDM Operating, consummation of the purchase will depend on our reaching an agreement with CDMR Holdings regarding the terms of the purchase;

•	our general partner is allowed to take into account the interests of parties other than us, such as CDMR Holdings, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	the officers of CDMR Holdings who will provide services to us will also devote significant time to the business of CDMR Holdings and will be compensated for such services;

•	our general partner determines the amount and timing of expenses, asset purchases and sales, borrowings, repayments of indebtedness, issuances of additional partnership securities and cash reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us, and CDMR Holdings will determine the allocation of shared overhead expenses;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and has an incentive to make any of our debt or other contractual obligations nonrecourse to it and, in some circumstances, will be indemnified by us;

•	our general partner may exercise its limited right to call and purchase all of our common units if it and its affiliates own more than 80% of our outstanding common units; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits our general partner’s fiduciary duties to holders of our units and restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Actions of our general partner which are made in its individual capacity will be made by CDMR Holdings as the sole member of CDM GP, LLC. Examples include the exercise of our general partner’s right to make a determination to receive Class B Units in exchange for resetting the target distribution levels, the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any sale, merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions of the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This may result in lower distributions to holders of our common units in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions — General Partner Interest and Incentive Distribution Rights.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or the directors of its general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not have the right to elect our general partner or the directors of its general partner on an annual or other continuing basis. The board of directors of CDM GP, LLC will be chosen by its sole member, CDMR Holdings. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. The unitholders will be unable initially to remove our general partner without its consent because CDMR Holdings will own sufficient units upon completion of this offering to be able to prevent our general partner’s removal. Following the closing of this offering, CDMR Holdings will own 48.5% of our aggregate outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates, including CDMR Holdings, are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and the conversion of all subordinated units to common units.

Cost reimbursements due to our general partner and its affiliates for services that they provide to us, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to our unitholders.

Pursuant to the omnibus agreement we will enter into with CDMR Holdings, our general partner and others upon the closing of this offering, CDMR Holdings will receive reimbursement for the payment of operating expenses related to our operations and for the provision of various general and administrative services for our benefit. Payments for these services will be substantial and will reduce the amount of cash available for distribution to our unitholders. Our general partner will determine the amount of such payments. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.” In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement may be amended to modify our cash distribution policy, which could have an adverse impact on distributions to our unitholders and the trading price of the common units.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions that require us to make cash distributions, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units and any Class B units issued upon the reset of incentive distribution rights, if any, voting as a class (including common units held by affiliates of CDMR Holdings) after the subordination period has ended. At the closing of this offering, CDMR Holdings will own our general partner and approximately 13.0% of our outstanding common units and 100% of our outstanding subordinated units.

We can issue an unlimited number of units, including units that are senior in right of distributions, liquidation and voting to the common units, without the approval of our unitholders.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation or voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of CDMR Holdings, the owner of our general partner, from transferring all or a portion of its ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby influence the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $10.98 in tangible net book value per common unit.

The assumed initial public offering price of $20.00 per common unit exceeds our pro forma net tangible book value of $9.02 per unit. Based on the assumed initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $10.98 per common unit. This dilution results primarily because the 53.0% interest in CDM Operating contributed to us by our general partner and its affiliates is recorded in accordance with GAAP at its historical cost, and not its fair value. Please read “Dilution.”

Our partnership agreement restricts the voting rights of unitholders, other than our general partner and its affiliates, including CDMR Holdings, owning 20% or more of our common units. Accordingly, your voting rights may be limited.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, including CDMR Holdings, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions.

Affiliates of our general partner may sell common units in the public markets, which could have an adverse impact on the trading price of the common units.

After the closing of this offering, CDMR Holdings will hold an aggregate of 1,050,000 common units and 5,551,724 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own approximately 13.0% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of units, our general partner and its affiliates will own approximately 48.5% of our aggregate outstanding common units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. We are organized under Delaware law and we conduct business in three other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the amount distributed. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be 7,000,000 publicly traded common units, assuming the underwriters’ option to purchase additional units is not exercised. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control.

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. It is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

After December 31, 2008, CDMR Holdings will no longer bear the public-company related expenses we incur in excess of $1.5 million per year, which could materially reduce our cash available for distribution to our unitholders.

Although we estimate that our general and administrative expenses will increase approximately $3.3 million per year when we become a publicly traded partnership, we have included only $1.5 million of these incremental expenses in our estimate of cash available for distribution because CDMR Holdings has agreed to bear such expenses that exceed $1.5 million per fiscal year through December 31, 2008 (prorated for 2007). After December 31, 2008, we will pay all of our general and administrative expenses, which could materially reduce the cash available for distribution to our unitholders. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of additional entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation or if we were to become subject to a material amount of additional entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request a ruling from the Internal Revenue Service, which we refer to as the IRS, on this or any other tax matter affecting us. Instead, we will rely on opinions of counsel as to all material tax issues affecting us and our unitholders.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to additional entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we began accruing in 2007 for the payment in 2008 of the recently amended Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution to our unitholders. This tax is reflected in our financial statements as an income tax in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, which requires the classification of this tax as an income tax for reporting purposes.

The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us at the option of our general partner without the consent of our unitholders.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability resulting from that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read

“Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income, also known as UBTI, and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

You will likely be subject to state and local taxes and tax return filing requirements in states in which we conduct operations even if you do not live in those states.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We own assets and conduct business in the states of Texas, Louisiana and Arkansas. Each of these states, other than Texas, currently imposes a personal income tax on individuals and each of these states also imposes an income tax or other entity-level tax on corporations and other entities. As we expand our business we may own assets or do business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of our common units that are publicly traded and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of those tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. For a further discussion of the effect of the depreciation positions we will adopt, please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election.”

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $127.9 million from this offering, after deducting the underwriting discount, structuring fee and offering expenses. Our estimate assumes an initial public offering price of $20.00 per common unit and no exercise of the underwriters’ option to purchase additional common units. An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting the underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease by approximately $6.6 million.

We will contribute the net proceeds from this offering (excluding the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to CDM Operating, which will use those proceeds to repay indebtedness outstanding under its amended credit facility. CDM Operating incurred this indebtedness to fund capital expenditures and working capital needs. The existing credit facility bears interest at a rate of prime plus 25 basis points, or, at our election, 275 basis points above three-month LIBOR, and matures in December 2008.

We will use the net proceeds from any exercise of the underwriters’ option to purchase additional common units to redeem from CDMR Holdings a number of common units equal to the number of common units issued upon the exercise of the underwriters’ option.

CAPITALIZATION

The following table shows:

•	the cash and the capitalization of CDM Resource Management Predecessor as of March 31, 2007; and

•	our pro forma cash and capitalization as of March 31, 2007, as adjusted to reflect this offering, the other transactions described under “Summary — Formation Transactions and Partnership Structure — General” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007
	CDM Resource	CDM Resource
	Management	Partners, L.P.
	Predecessor	Pro Forma
	(In thousands)

Cash	$334	$184

Long-term debt:
CDM Operating’s credit facility(1)(2)	$188,593	$48,007
Obligations under capital leases, net of current portion(2)(3)	12,129	—

Total long-term debt	200,722	48,007

Non-controlling interest(4)	—	113,229
Partners’ equity/owners’ equity:
Partners’ equity	72,990	—
Common unitholders	—	74,055
Subordinated unitholder	—	51,072
General partner interest	—	2,554

Total partners’ equity/owners’ equity	72,990	127,681

Total capitalization	$273,712	$288,922

(1)	We will contribute the net proceeds from this offering of approximately $127.9 million to CDM Operating, which will use those proceeds to repay indebtedness outstanding under its amended credit facility. In addition, at the closing of this offering, CDMR Holdings will assume and repay $40.0 million of indebtedness outstanding under CDM Operating’s amended credit facility.

(2)	After March 31, 2007 but prior to the closing of this offering, CDM Operating will borrow approximately $27.3 million under its amended credit facility to purchase 68 compression units that CDM Operating finances under capital leases or uses under operating leases, resulting in the termination of $13.8 million in capital lease obligations.

(3)	As of March 31, 2007, the current portion of obligations under capital leases was $1.7 million.

(4)	Pro forma non-controlling interest represents CDMR Holdings’ 47.0% interest in CDM Operating.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting the underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease by $6.6 million. If the initial public offering price were to exceed $20.00 per common unit or if we were to increase the number of common units in this offering (other than through the underwriters’ exercise of their option to purchase additional units), CDM Operating will repay more indebtedness under its credit facility. If the initial public offering price were to be less than $20.00 per common unit or if we were to decrease the number of common units in this offering, CDM Operating will repay less indebtedness under its credit facility. The pro forma information set forth above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2007, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $125.2 million, or $9.02 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Net tangible book value per unit before the offering(1)	$10.25
Decrease in net tangible book value per unit attributable to purchasers in the offering	(1.23)

Less: Pro forma net tangible book value per unit after the offering(2)		9.02

Immediate dilution in net tangible book value per common unit to new investors(3)		$10.98

(1)	Determined by dividing the number of units and general partner units (1,050,000 common units, 5,551,724 subordinated units and 277,586 general partner units) to be issued to CDMR Holdings and its affiliates for the contribution of a 53.0% partnership interest in CDM Operating to CDM Resource Partners, L.P. into the net tangible book value of the contributed interests.

(2)	Determined by dividing the total number of units and general partner units to be outstanding after the offering (8,050,000 common units, 5,551,724 subordinated units and 277,586 general partner units) into our pro forma net tangible book value.

(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $11.73 or $10.23, respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent

General partner and affiliates(1)(2)	6,879,310	49.6%	$112,990,000	44.7%
New investors	7,000,000	50.4%	$140,000,000	55.3%

Total	13,879,310	100.0%	$252,990,000	100.0%

(1)	The common and subordinated units and general partner units acquired by our general partner and its affiliates consist of 1,050,000 common units, 5,551,724 subordinated units and 277,586 general partner units.

(2)	The 53.0% partnership interest in CDM Operating contributed by CDMR Holdings and its affiliates was recorded at historical cost in accordance with GAAP.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

All information in this section refers to CDM Resource Management Predecessor and CDM Resource Partners, L.P. For additional information regarding our historical and pro forma operating results, you should refer to the historical financial statements of CDM Resource Management Predecessor and the unaudited pro forma financial statements of CDM Resource Partners, L.P. included elsewhere in this prospectus. The information presented in the following discussion assumes the underwriters’ option to purchase additional common units is not exercised.

General

Our partnership agreement requires us to distribute all of our available cash quarterly. Because we believe we will generally finance any expansion capital expenditures with additional borrowings or issuances of additional units, we believe that our investors are best served by our distributing all of our available cash after reserves and expenses, rather than retaining it. Because we expect to be treated as a partnership for federal income tax purposes and are not subject to entity-level federal income tax, we should have more cash to distribute to you than would be the case were we treated as a corporation for such purposes.

Definition of Available Cash.  We define available cash in the partnership agreement, and it generally means, for each fiscal quarter, the sum of all cash and cash equivalents on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Limitations on Cash Distributions.  There is no guarantee that unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay distributions at the minimum quarterly distribution rate or at any other rate, except as provided in our partnership agreement. Our distribution policy is subject to certain restrictions and may be changed at any time. These restrictions include the following:

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reduced distributions by CDM Operating to its partners including us, reduced demand for our compression services, loss of a key customer, increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	Our general partner will have the authority to establish reserves for the prudent conduct of CDM Operating’s business and for future cash distributions to its partners. The establishment of those reserves could result in a reduction in cash distributions to our unitholders from the levels currently anticipated pursuant to our stated cash distribution policy.

•	Any determination by our general partner of the amount of cash to be reserved and the amount of cash to be distributed to unitholders made in good faith will be binding on all of our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, our general partner must believe that such determination is in our best interests.

•	CDM Operating’s amended credit facility will restrict CDM Operating’s ability to make distributions to its partners, including us, if it is not in compliance with certain covenants of that facility, including: (i) a compression unit utilization covenant of 80% (i.e. idle equipment cannot exceed 20% of our aggregate horsepower) and (ii) a fixed charge coverage ratio covenant of 1.0:1.0. Should CDM Operating be unable to satisfy the covenants under its credit facility or otherwise be in default under the credit facility, CDM Operating would be prohibited from making cash distributions to its partners, including us, and we in turn could not make distributions to our unitholders notwithstanding our stated cash distribution policy. These covenants are more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Liquidity and Capital Resources — Description of Credit Facility.”

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital.  CDM Operating will distribute all of its available cash after reserves and expenses to its partners, including us, and we will distribute all of our available cash after reserves and expenses to our unitholders. As a result, we expect that we and CDM Operating will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund expansion capital expenditures or potential acquisitions. To the extent we or CDM Operating are unable to finance growth externally, our and CDM Operating’s cash distribution policy will significantly impair our and CDM Operating’s ability to grow. In addition, because we and CDM Operating distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or other expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt by us or CDM Operating to finance our growth strategy would result in increased interest expense, which in turn would impact the available cash that CDM Operating has to distribute to its partners, including us, and that we have to distribute to our unitholders.

Our Ability to Change Our Cash Distribution Policy.  Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed in a manner materially adverse to our unitholders without a vote of the holders of a majority of our common units.

Our Cash Distributions

Upon completion of this offering, the board of directors of our general partner will adopt a cash distribution policy pursuant to which it will declare the minimum quarterly distribution of $0.30 per unit per quarter, or $1.20 per unit per year, to be paid no later than 45 days after the end of each fiscal quarter to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner and its affiliates. This equates to an aggregate cash distribution of approximately $4.2 million per quarter or $16.7 million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. If the underwriters’ option to purchase additional common units is exercised, an equivalent number of common units will be redeemed from CDMR Holdings. Accordingly, the exercise of the underwriters’ option to purchase additional common units will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Our ability to pay our minimum quarterly distribution pursuant to this policy will be subject to the factors described above under the caption “— General — Limitations on Cash Distributions” and “— General — Our Ability to Change Our Cash Distribution Policy.”

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not elect to contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest.

The table below sets forth the number of common units, subordinated units and general partner units to be outstanding upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our minimum quarterly distribution rate of $0.30 per common unit per quarter ($1.20 per common unit on an annualized basis).

	Distributions
	Number of	One	Four
	Units	Quarter	Quarters

Publicly held common units	7,000,000	$2,100,000	$8,400,000
Common units held by CDMR Holdings	1,050,000	315,000	1,260,000
Subordinated units held by CDMR Holdings	5,551,724	1,665,517	6,662,069
General partner units held by CDM RP GP, L.P.	277,586	83,276	333,103

Total	13,879,310	$4,163,793	$16,655,172

The subordination period generally will end if we have earned and paid at least $1.20 on each outstanding unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2010, but may end prior to September 30, 2010, if additional financial tests are met as described below. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

If the minimum quarterly distribution on our common units is not paid with respect to any fiscal quarter, our unitholders will not be entitled to receive such payments in the future except that, to the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to make cash distributions to holders of our common units at the minimum quarterly distribution rate, we will use this excess available cash to pay arrearages related to prior quarters before making any cash distribution to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will prorate the quarterly distribution for the period from the closing of this offering through December 31, 2007 based on the actual length of the period.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distributions of $0.30 per unit each quarter for the four-quarter period ending September 30, 2008. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution to our unitholders and our general partner for the twelve months ended December 31, 2006 and March 31, 2007 based on our pro forma financial statements; and

•	“Estimated Cash Available for Distribution,” in which we present how we calculate the estimated Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the four-quarter period ending September 30, 2008. In “— Assumptions and Considerations” below, we also present our assumptions underlying our belief that we will generate sufficient Adjusted EBITDA to pay the minimum quarterly distribution on all units for the four-quarter period ending September 30, 2008.

Pro Forma Cash Available for Distribution for the Twelve Months Ended December 31, 2006 and March 31, 2007

If we had completed the transactions contemplated in this prospectus on January 1, 2006 and April 1, 2006, respectively, our pro forma available cash for the twelve months ended December 31, 2006 and March 31, 2007 would have been approximately $12.5 million and $11.9 million, respectively. This amount would have been sufficient to pay the full minimum quarterly distribution on all of the common units for the twelve months ended December 31, 2006 and March 31, 2007, but would have been insufficient by approximately $4.2 million and $4.7 million, respectively, to pay the full minimum quarterly distribution on the subordinated units for these periods.

The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Our pro forma financial statements consolidate all of CDM Operating’s financial results in accordance with GAAP and reflect CDMR Holdings’ 47.0% interest in CDM Operating as a non-controlling interest. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution shown above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods. Please see our unaudited pro forma financial statements included elsewhere in this prospectus.

The following table illustrates, on a pro forma basis, for the twelve months ended December 31, 2006 and March 31, 2007, the amount of available cash (without any reserve) that would have been available for distribution to our unitholders, assuming that the offering had been consummated on January 1, 2006 and April 1, 2006, respectively. The pro forma adjustments presented below are explained in the footnotes to such adjustments.

CDM Resource Partners, L.P.
Unaudited Pro Forma Cash Available for Distribution

	Twelve Months Ended
	December 31,	March 31,
	2006(a)	2007(a)
	(In thousands, except per unit amounts)
Pro forma revenues:
Operating revenue	$61,054	$67,761
Reimbursed installation services revenue	6,636	6,701

Total pro forma revenues	67,690	74,462
Pro forma costs and expenses:
Cost of operations	23,183	26,582
Reimbursed installation services expense	6,636	6,701
General and administrative expense	8,153	9,298
Depreciation expense	7,845	8,638
Gain on sale of assets	(64)	(64)

Total pro forma costs and expenses	45,753	51,155

Pro forma operating income	21,937	23,307
Pro forma other income (expense):
Interest expense, net of capitalized interest(b)	(2,505)	(3,832)
Interest income	108	166
Pro forma income tax expense(c)	—	82

Pro forma income before non-controlling interest	19,540	19,559
Pro forma non-controlling interest(d)	(9,184)	(9,193)

Pro forma net income(e)	$10,356	$10,366

	Twelve Months Ended
	December 31,	March 31,
	2006(a)	2007(a)
	(In thousands, except per unit amounts)

(continued from prior page)
Pro forma net income(e)	$10,356	$10,366
Adjustments to reconcile pro forma net income to pro forma Adjusted EBITDA:
Add:
Depreciation expense	7,845	8,638
Interest expense, net of capitalized interest(b)	2,505	3,832
Income tax expense(c)	—	82
Non-controlling interest(d)	9,184	9,193

Pro forma Adjusted EBITDA(f)	$29,890	$32,111

Adjustments to reconcile pro forma Adjusted EBITDA to pro forma cash available for distribution:
Less:
Pro forma cash interest expense(g)	1,879	3,133
Income tax expense(c)	—	82
Expansion capital expenditures(h)	105,388	110,678
Maintenance capital expenditures(i)	1,670	3,541
Add:
Borrowings to fund expansion capital expenditures	105,388	110,678

Pro forma cash available for distribution from CDM Operating	$26,341	$25,355
Less:
CDMR Holdings’ 47.0% interest in CDM Operating’s pro forma cash available for distribution	12,380	11,917
Incremental general and administrative expense associated with being a publicly traded partnership(j)	1,500	1,500

Pro forma cash available for distribution by CDM Resource Partners, L.P.	$12,461	$11,938

Per unit minimum annual distribution	$1.20	$1.20
Annual distributions to:
Publicly held common units(k)	$8,400	$8,400
Common units held by CDMR Holdings(k)	1,260	1,260
Subordinated units held by CDMR Holdings(k)	6,662	6,662
General partner units held by our general partner(k)	333	333

Total minimum annual cash distributions(k)	$16,655	$16,655

Surplus/(Shortfall)(l)	$(4,194)	$(4,717)

(a)	Unaudited pro forma cash available for distribution for the year ended December 31, 2006 was derived from the unaudited pro forma financial statements included elsewhere in this prospectus. Unaudited pro forma cash available for distribution for the twelve months ended March 31, 2007 was derived by combining pro forma amounts for the nine months ended December 31, 2006 (not included in this prospectus) and the three months ended March 31, 2007 (included in this prospectus).

(b)	At or prior to the closing of this offering, CDM Operating will amend its existing credit facility. The amended credit facility will bear interest at a floating rate, based at our option upon either prime or LIBOR, which will fluctuate depending on availability under the facility as calculated in accordance with our borrowing base. Prior to the closing of this offering, we expect to enter into an interest rate hedge that effectively will fix our interest rate on $100 million of borrowings under this facility.

(c)	This represents the Texas franchise tax (applicable to income apportioned to Texas beginning January 1, 2007) which in accordance with SFAS No. 109, is classified as an income tax for reporting purposes.

(d)	Pro forma non-controlling interest represents CDMR Holdings’ 47.0% interest in CDM Operating.

(e)	Reflects our pro forma net income for the period indicated and gives effect to this offering and the related formation transactions.

(f)	Adjusted EBITDA is defined as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. Please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures” for more information regarding Adjusted EBITDA.

(g)	Represents pro forma cash interest expense including commitment fees, but excludes the non-cash amortization of debt issuance costs and the impact of capitalized interest.

(h)	Reflects pro forma expansion capital expenditures. Expansion capital expenditures are capital expenditures made to expand the operating capacity or revenue generating capacity of existing or new assets, including by acquisition of compression units or through modification of existing compression units to increase their capacity.

(i)	Reflects pro forma maintenance capital expenditures. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the operating capacity of our assets and extend their useful lives, or other capital expenditures that are incurred in maintaining our existing business and related cash flow.

(j)	Reflects an adjustment for estimated incremental cash expense associated with being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma financial statements do not reflect this anticipated incremental general and administrative expense. We estimate these incremental general and administrative expenses, some of which will be allocated to us by CDMR Holdings, associated with being a publicly traded partnership will increase our expenses by approximately $3.3 million per year; however, until December 31, 2008 CDMR Holdings will bear our public company related costs and expenses that exceed $1.5 million per fiscal year (prorated for 2007).

(k)	The table below sets forth the assumed number of common units, subordinated units and general partner units to be outstanding upon the closing of this offering and the estimated aggregate distribution amounts payable on our common units, subordinated units and general partner units for four quarters at our minimum quarterly distribution rate of $0.30 per unit per quarter ($1.20 per common unit on an annualized basis).

	Distributions
	Number of	One	Four
	Units	Quarter	Quarters

Publicly held common units	7,000,000	$2,100,000	$8,400,000
Common units held by CDMR Holdings	1,050,000	315,000	1,260,000
Subordinated units held by CDMR Holdings	5,551,724	1,665,517	6,662,069
General partner units held by CDM RP GP, L.P.	277,586	83,276	333,103

Total	13,879,310	$4,163,793	$16,655,172

(l)	Pro forma cash distributions are based on an assumed distribution of $0.30 per unit per quarter. Our pro forma cash available for distribution for the twelve months ended December 31, 2006 and March 31, 2007 would have been sufficient to pay the full minimum quarterly distribution on the common units and 38.3% and 30.6%, respectively, of the minimum quarterly distribution on the subordinated units during these periods.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2008

As a result of the factors described in this section and in “— Assumptions and Considerations” below, we believe we will be able to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units for each quarter in the twelve months ending September 30, 2008.

In order to pay the minimum quarterly distribution of $0.30 per unit on all our common units, subordinated units and general partner units for four quarters, we estimate that our Adjusted EBITDA for the twelve months ending September 30, 2008 must be at least $50.8 million. Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance calculated in accordance with GAAP, as those items are used to measure our operating performance, liquidity or ability to service debt obligations. Please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures” for an explanation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, its most directly comparable financial measure calculated in and presented in accordance with GAAP.

We also anticipate that if our Adjusted EBITDA for such period is at or above our estimate, we would be permitted to make the minimum quarterly distributions on all the common units, subordinated units and general partner units under the applicable covenants, if any, under CDM Operating’s amended credit facility.

We believe we will generate estimated Adjusted EBITDA of $55.6 million for the twelve months ending September 30, 2008. You should read “— Assumptions and Considerations” below for a discussion of the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take. If our estimate is not achieved, we may not be able to pay the minimum quarterly distribution on all our units. We can give you no assurance that our assumptions will be realized or that we will generate the $50.8 million in Adjusted EBITDA required to pay the minimum quarterly distribution on all our common units, subordinated units and general partner units for the four-quarter period ending September 30, 2008. There will likely be differences between our estimates and the actual results we will achieve, and those differences could be material. If we do not generate the estimated Adjusted EBITDA or if our maintenance capital expenditures or interest expense are higher than estimated, we may not be able to pay the minimum quarterly distribution on all units for the four-quarter period ending September 30, 2008.

When considering our ability to generate our estimated Adjusted EBITDA of $55.6 million, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations and cash available for distribution to our unitholders to vary significantly from those set forth below.

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth below to present the estimated cash available for distribution for the twelve months ending September 30, 2008. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date in this prospectus. In light of the above, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all our outstanding common units, subordinated units and general partner units for the four-quarter period ending September 30, 2008 should not be regarded as a representation by us or the underwriters or any other person that we will make such distributions.

The following table shows how we calculate the estimated Adjusted EBITDA necessary to pay the minimum quarterly distribution on all our common units, subordinated units and general partner units for the four quarters ending September 30, 2008. Our estimated Adjusted EBITDA presents the forecasted results of operations of CDM Resource Partners, L.P. for the twelve months ending September 30, 2008, based on the assumption that, as of the closing of this offering, we will own a 53.0% interest in CDM Operating. Our assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes set forth in “— Assumptions and Considerations.”

CDM Resource Partners, L.P.,
Estimated Cash Available for Distribution

Twelve Months
Ending
September 30,
2008
(In thousands, except
per unit amounts)
Revenues:
Operating revenue	$117,402
Reimbursed installation services revenue	8,485

Total revenues	125,887
Costs and expenses:
Cost of operations	48,385
Reimbursed installation services expense	8,485
General and administrative expense	13,559
Depreciation expense	14,099

Total costs and expenses	84,528
Operating income	41,359
Interest expense(a)	(13,215)
Interest income	180
Income tax expense(b)	(474)

Income before non-controlling interest	27,850
Non-controlling interest(c)	(13,090)

Net income(d)	$14,760
Adjustments to reconcile net income to estimated Adjusted EBITDA:
Add:
Depreciation expense	14,099
Interest expense(a)	13,215
Income tax expense(b)	474
Non-controlling interest(c)	13,090

Estimated Adjusted EBITDA(e)	$55,638

Twelve Months
Ending
September 30,
2008
(In thousands, except
per unit amounts)

(continued from prior page)
Estimated Adjusted EBITDA(e)	$55,638
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense(f)	12,889
Income tax expense(b)	474
Expansion capital expenditures(g)	115,602
Maintenance capital expenditures(h)	2,894
Add:
Borrowings to fund expansion capital expenditures	115,602

Estimated cash available for distribution from CDM Operating	$39,381
Less:
CDMR Holdings’ 47.0% interest in CDM Operating’s estimated cash available for distribution	18,509
Incremental general and administrative expense associated with being a publicly traded partnership(i)	1,500

Estimated cash available for distribution by CDM Resource Partners, L.P.	$19,372

Per unit minimum annual distribution	$1.20
Annual distributions to:
Publicly held common units(j)	$8,400
Common units held by CDMR Holdings(j)	1,260
Subordinated units held by CDMR Holdings(j)	6,662
General partner units held by our general partner(j)	333

Total minimum annual cash distributions	$16,655

Excess of cash available for distributions over minimum annual distributions	$2,717

(a)	At or prior to the closing of this offering, CDM Operating will amend its existing credit facility. The amended credit facility will bear interest at a floating rate, based at our option upon either prime or LIBOR, which will fluctuate depending on availability under the facility as calculated in accordance with our borrowing base. Prior to the closing of this offering, we expect to enter into an interest rate hedge that effectively will fix our interest rate on $100 million of borrowings under this facility.

(b)	This represents the Texas franchise tax (applicable to income apportioned to Texas beginning January 1, 2007) which in accordance with SFAS No. 109 is classified as an income tax for reporting purposes.

(c)	Pro forma non-controlling interest represents CDMR Holdings’ 47.0% interest in CDM Operating.

(d)	Reflects our pro forma net income for the period indicated and gives effect to this offering and the related formation transactions.

(e)	Adjusted EBITDA is defined as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. Please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures” for more information regarding Adjusted EBITDA.

(f)	Represents pro forma cash interest expense including commitment fees, but excludes the non-cash amortization of debt issuance costs and the impact of capitalized interest.

(g)	Reflects pro forma expansion capital expenditures. Expansion capital expenditures are capital expenditures made to expand the operating capacity or revenue generating capacity of existing or new assets, including by acquisition of compression units or through modification of existing compression units to increase their capacity.

(h)	Reflects pro forma maintenance capital expenditures. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the operating capacity of our assets and extend their useful lives, or other capital expenditures that are incurred in maintaining our existing business and related cash flow.

(i)	Reflects an adjustment for estimated incremental cash expense associated with being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma financial statements do not reflect this anticipated incremental general and administrative expense. We estimate these incremental general and administrative expenses associated with being a publicly traded partnership will increase our expenses by approximately $3.3 million per year; however, until December 31, 2008, CDMR Holdings will bear our public company related costs and expenses that exceed $1.5 million per fiscal year (prorated for 2007).

(j)	The table below sets forth the assumed number of common units, subordinated units and general partner units to be outstanding upon the closing of this offering and the estimated aggregate distribution amounts payable on our common units, subordinated units and general partner units for four quarters at our minimum quarterly distribution rate of $0.30 per unit per quarter ($1.20 per common unit on an annualized basis).

	Distributions
	Number of	One	Four
	Units	Quarter	Quarters

Publicly held common units	7,000,000	$2,100,000	$8,400,000
Common units held by CDMR Holdings	1,050,000	315,000	1,260,000
Subordinated units held by CDMR Holdings	5,551,724	1,665,517	6,662,069
General partner units held by CDM RP GP, L.P.	277,586	83,276	333,103

Total	13,879,310	$4,163,793	$16,655,172

Assumptions and Considerations

Based on a number of specific assumptions, we believe that, following completion of this offering, we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all our outstanding common units, subordinated units and general partner units for the four-quarter period ending September 30, 2008. We believe that our assumptions, which include the following, are reasonable:

Operating revenue.  We estimate that our operating revenue will be $117.4 million, for the twelve months ending September 30, 2008, as compared to $67.8 million for the twelve months ended March 31, 2007 on a pro forma basis. The anticipated increase in our revenue is based upon the following assumptions:

•	We estimate that the amount of revenue generating horsepower at September 30, 2007 will be approximately 538,110 compared to revenue generating horsepower of 445,444 at March 31, 2007, an increase of 20.8%. We further estimate this amount to increase by 9.7%, 6.0%, 6.0% and 7.4% at December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008 as compared to the respective preceding quarter end, resulting in estimated revenue generating horsepower of approximately 712,350 as of September 30, 2008. For the quarters ended June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007, our pro forma revenue generating horsepower increased

12.4%, 7.6%, 9.7% and 7.5% as compared to the respective preceding quarter end. Our estimated pro forma revenue generating horsepower is based upon customer orders and indications for horsepower needs and upon discussions with our customers regarding their anticipated field development plans.

•	We estimate that our average monthly service fee per revenue generating horsepower will be $15.56 for the twelve months ending September 30, 2008 as compared to $15.14 the twelve months ended March 31, 2007 on a pro forma basis. The increase of our average monthly service fee per revenue generating horsepower includes the effect of inflation-based adjustments for our existing contracts and market-based pricing for new contracts. For the quarters ended June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007, our pro forma average monthly service fee per revenue generating horsepower (decreased)/increased by (0.8)%, 0.2%, 1.9%, and 3.4%, compared to the respective preceding quarter. Our average monthly service fee per revenue generating horsepower is calculated by dividing the cumulative revenue for the applicable quarter by the average of the revenue generating horsepower in place at the end of each of the three months in the quarter, and dividing this amount by three.

Reimbursed installation services revenue and expense.  Reimbursed installation services revenue represents costs incurred by CDM Operating primarily during installation of a compression unit. These amounts are reflected both as a revenue and as an expense in accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Cost of Operations.  We estimate that our cost of operations will be $48.4 million for the twelve months ending September 30, 2008, as compared to $26.6 million for the twelve months ended March 31, 2007 on a pro forma basis. The anticipated increase in our cost of operations is based upon the following assumptions:

•	We estimate that the average monthly cost of operations per revenue generating horsepower will be $6.50 for the twelve months ending September 30, 2008 as compared to $6.37 for the twelve months ended March 31, 2007. This increase is primarily due to our estimates of cost escalations, including the effect of inflation. For the quarters ended June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007, our average monthly cost of operations per revenue generating horsepower increased/(decreased) by 4.0%, 5.0%, (17.6)%, and 30.0%, as compared to the respective preceding quarter. The increases in average monthly cost of operations per revenue generating horsepower resulted primarily from increases in labor costs due to the hiring and training of new field technicians as well as higher labor rates, and increases in lubrication oil costs. The decrease in the quarter ended December 31, 2006 is primarily attributable to inventory adjustments arising from physical inventory counts at period end. Average monthly cost of operations per revenue generating horsepower is calculated by dividing the cumulative cost of operations for the applicable quarter by the average of the revenue generating horsepower in place at the end of each of the three months in the quarter, and dividing this amount by three.

•	At or prior to the closing of this offering, we intend to purchase all of our existing horsepower subject to operating and capital lease agreements with Caterpillar Financial Services Corporation. For the quarters ended June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007, our cost of operations included operating lease payments of $750,000 per quarter.

General and administrative expense.  We estimate that general and administrative expense will be $13.6 million for the twelve months ending September 30, 2008 as compared to $9.3 million for the twelve months ended March 31, 2007 on a pro forma basis. The increase is primarily associated with projected labor costs required to support the increase in revenue generating horsepower projected for the period. We anticipate that the expenses associated with being a publicly traded partnership will be approximately $3.3 million per year; however, our omnibus agreement will provide that until December 31, 2008, CDMR Holdings will bear our public-company costs and expenses that exceed $1.5 million per fiscal year (prorated for 2007). These expenses of being a publicly traded partnership are not reflected in general and administrative expense, but are reflected in our calculation of estimated cash available for distribution.

Depreciation expense.  We estimate that depreciation expense will be $14.1 million for the twelve months ending September 30, 2008, as compared to $8.6 million for the twelve months ended March 31, 2007 on a pro forma basis. Depreciation expense is assumed to continue to be based on consistent average depreciable asset lives and depreciation methodologies, taking into account estimated capital expenditures primarily for additional compression units as described below.

Cash interest expense.  Cash interest expense is estimated to be approximately $12.9 million for the twelve months ending September 30, 2008 as compared to $3.1 million for the twelve months ended March 31, 2007 on a pro forma basis. The anticipated increase in interest expense is based upon the following assumptions:

•	We estimate that on a pro forma basis, assuming a closing of this offering on March 31, 2007, the loan balance on CDM Operating’s amended credit facility would be approximately $48.0 million. The loan balance on CDM Operating’s amended credit facility is thereafter projected to increase to approximately $104 million as of September 30, 2007 as a result of an estimated $53.9 million borrowed to finance expansion capital expenditures and an estimated $2.4 million of interest added to the loan balance. We estimate that the loan balance on CDM Operating’s amended credit facility will further increase by approximately $128 million to approximately $232 million as of September 30, 2008 as a result of an estimated $115.6 million borrowed to finance expansion capital expenditures and an estimated $12.2 million of interest added to the loan balance. Please read our assumption below for information regarding the treatment of interest expense payable under the facility.

•	Interest expense for the twelve months ending September 30, 2008 is estimated based on an assumed interest rate ranging from a low of the prime rate to a high of 25 basis points over the prime rate, or alternatively, at our election, a low interest rate of 150 basis points over LIBOR and a high interest rate of 275 basis points over three-month LIBOR, on the estimated $104 million loan balance under CDM Operating’s amended credit facility as of September 30, 2007, plus the debt projected to be borrowed to finance all of our estimated expansion capital expenditures and interest added to the loan balance. Under the amended $300 million revolving credit facility any interest payable will be added to the loan balance, reducing the borrowing capacity under the credit facility by an amount equal to the interest expense. We expect to enter into interest rate hedging arrangements covering not less than $100 million of borrowings under the amended credit facility that will effectively fix our interest rate on that portion of indebtedness. The interest expense assumed on the initial balance and on debt borrowed to finance our expansion capital expenditures is an estimate because we have not entered into any swaps with respect to the debt. Interest expense also includes amortization of deferred issuance costs of $0.2 million, which are being amortized over three years. Because the amortization of deferred issuance costs is a non-cash expense, it is not included in our cash interest expense estimate.

•	We assume that we will remain in compliance with the restrictive financial covenants in our future debt agreements.

Income tax expense.  Income tax expense represents Texas franchise tax calculated on the forecasted gross revenue apportioned to Texas for the twelve months ended September 30, 2008. The tax is estimated to be approximately $0.5 million for the twelve months ending September 30, 2008, as compared to $0.1 million for the twelve months ended March 31, 2007 on a pro forma basis. The estimate of Texas franchise tax for the forecasted period has increased compared to the twelve months ended March 31, 2007 because partnerships will be required to pay franchise tax beginning in fiscal year 2008 based upon the prior year’s apportioned gross revenue. The expense accrual for the tax began in January 2007. Our estimate of the franchise tax for the twelve months ended September 30, 2008 is based on a tax rate of 0.7% (the maximum effective rate after allowable deductions) applied to the gross revenue apportioned to Texas for the twelve months ending September 30, 2008. This tax is reflected in our financials as an income tax in accordance with SFAS No. 109, which requires that classification for reporting purposes.

Non-controlling interest.  Non-controlling interest for the twelve months ending September 30, 2008 and March 31, 2007 represents the 47.0% interest in CDM Operating’s net income for such periods.

Capital expenditures.  We estimate total capital expenditures will be approximately $118.5 million for the twelve months ending September 30, 2008 as compared to $114.2 million for the twelve months ended March 31, 2007 on a pro forma basis. The anticipated increase in capital expenditures is based upon the following assumptions:

•	We estimate expansion capital expenditures will be approximately $115.6 million for the twelve months ending September 30, 2008, compared to $110.7 million for the twelve months ended March 31, 2007 on a pro forma basis. The expected increase is attributable to a larger amount of compression horsepower expected to be acquired during the period as well as projected price increases for the major components of our compression units.

•	We estimate that maintenance capital expenditures will be approximately $2.9 million for the twelve months ending September 30, 2008 compared to approximately $3.5 million for the twelve months ended March 31, 2007 on a pro forma basis. Our maintenance capital expenditures are estimated based on the anticipated overhaul requirements of our compression units. Our maintenance capital expenditures for the twelve months ending September 30, 2008 are assumed to be lower than for the twelve months ended March 31, 2007 on a pro forma basis, due to $1.4 million in replacement capital expenditures associated with the sale and replacement of 4,494 horsepower during the quarter ended March 31, 2007. The horsepower was sold to a customer and was comprised of older, non-standardized compression units.

While we believe that our assumptions supporting our estimated Adjusted EBITDA and cash available for distribution for the twelve months ending September 30, 2008 are reasonable in light of management’s current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual Adjusted EBITDA and cash available for distribution that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all of our units for the four-quarter period ending September 30, 2008, in which event the market price of the common units may decline materially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT
RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General.  Within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2007, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the quarterly distribution for the period from the closing of this offering through December 31, 2007 based on the actual length of the period.

Definition of Available Cash.  Available cash generally means, for any quarter, all cash on hand at the sum of all cash and cash equivalents on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Intent to Distribute the Minimum Quarterly Distribution.  We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.30 per unit, or $1.20 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default or a default exists, under CDM Operating’s amended credit agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Liquidity and Capital Resources — Description of Credit Facility” for a discussion of the restrictions to be included in CDM Operating’s credit agreement that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights.  Initially, our general partner will own a 2% general partner interest and will be entitled to 2% of all quarterly distributions that we make prior to our liquidation. This general partner interest will be represented by 277,586 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest in the event additional equity is funded to the partnership. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.345 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on common units or subordinated units that it owns. Please read “— General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.  Operating surplus generally consists of:

•	an amount equal to $8.3 million; plus

•	all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) the termination of commodity hedge contracts or interest rate swap agreements prior to the termination date specified therein, (5) corporate reorganizations or restructurings and (6) capital contributions received; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; plus

•	all of our operating expenditures after the closing of this offering (but not the repayment of borrowings) and maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

We define operating expenditures in the partnership agreement, and it generally means all of our expenditures, including, but not limited to, taxes, payments to our general partner, reimbursements of expenses incurred by our general partner on our behalf, non-pro rata repurchases of units, repayment of working capital borrowings, debt service payments, interest payments, payments made in the ordinary course of business under commodity hedge contracts and maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners; and

•	non-pro rata repurchases of units of any class made with the proceeds of an interim capital transaction (as defined below).

Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the operating capacity of our assets and extend their useful lives, or other capital expenditures that are incurred in maintaining our existing business and related cash flow. Expansion capital expenditures are capital expenditures made to expand the operating capacity or revenue generating capacity of existing or new assets, including by acquisition of compression units or through modification of existing compression units to increase their capacity. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Capital Surplus.  Capital surplus generally will be generated only by the following, which we call “interim capital transactions:”

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	the termination of commodity hedge contracts or interest rate swap agreements prior to the termination date specified therein;

•	capital contributions received; and

•	corporate reorganizations or restructurings.

Characterization of Cash Distributions.  We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to $8.3 million. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as borrowings, issuances of securities, and asset sales, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus. The characterization of cash distributions as operating surplus versus capital surplus does not result in a different impact to unitholders for federal tax purposes. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Treatment of Distributions” for a discussion of the tax treatment of cash distributions.

Subordination Period

General.  Our partnership agreement provides that, during the subordination period (which will commence upon the closing of this offering), the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.30 per common unit per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions of cash from operating surplus until after the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the existence of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. As of the closing of this offering, all of the subordinated units will be owned by one or more affiliates of CDMR Holdings. Please read “Security Ownership of Certain Beneficial Owners and Management.”

Subordination Period.  The subordination period will extend until the first business day following the distribution of available cash to partners in respect of any quarter beginning after September 30, 2010 that each of the following occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on the common units, subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period.  When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights, if any, into common units or to receive cash in exchange for those interests.

Early Conversion of Subordinated Units.  The subordination period will automatically terminate and all of the subordinated units will convert into common units on a one-for-one basis on the first business day following the distribution of available cash to partners in respect of any quarter beginning on or after September 30, 2008 if each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.80 (150% of the annualized minimum quarterly distribution on the common units, subordinated units and general partner units) for any four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during any four-quarter period immediately preceding that date equaled or exceeded the sum of a distribution of $1.80 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Adjusted Operating Surplus.  We define adjusted operating surplus in the partnership agreement, and for any period, it generally means:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “— Operating Surplus and Capital Surplus — Operating Surplus” above); plus

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes cash on hand at the closing of this offering, the operating surplus “basket,” net increases in working capital borrowings, and net drawdowns of reserves of cash generated in prior periods.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the then current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.345 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.45 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus that we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus that we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
	Total Quarterly	Interest in Distributions
	Distribution per Unit		General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.30	98%	2%
First Target Distribution	above $0.30 up to $0.345	98%	2%
Second Target Distribution	above $0.345 up to $0.375	85%	15%
Third Target Distribution	above $0.375 up to $0.45	75%	25%
Thereafter	above $0.45	50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

		Marginal Percentage
		Interest in Distribution		Quarterly Distribution
	Quarterly Distribution		General	per Unit Following
	per Unit Prior to Reset	Unitholders	Partner	Hypothetical Reset

Minimum Quarterly Distribution	$0.30	98%	2%	$0.60
First Target Distribution	above $0.30 up to $0.345	98%	2%	above $0.60 up to $0.69(1)
Second Target Distribution	above $0.345 up to $0.375	85%	15%	above $0.69 up to $0.75(2)
Third Target Distribution	above $0.375 up to $0.45	75%	25%	above $0.75 up to $0.90(3)
Thereafter	above $0.45	50%	50%	above $0.90(3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, or IDR’s, based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are 13,601,724 common units and 277,586 general partner units, representing a 2% general partner interest, outstanding, and that the average distribution to each common unit is $0.60 for the two quarters prior to the reset.

			General Partner Cash Distributions
		Common	Prior to Reset
	Quarterly Distribution	Unitholders Cash		2% General
	per Unit	Distributions	Class B	Partner			Total
	Prior to Reset	Prior to Reset	Units	Interest	IDRs	Total	Distributions

Minimum Quarterly Distribution	$0.30	$4,080,517	$—	$83,276	$—	$83,276	$4,163,793
First Target Distribution	above $0.30 up to $0.345	612,078	—	12,491	—	12,491	624,569
Second Target Distribution	above $0.345 up to $0.375	408,052	—	9,601	62,408	72,009	480,061
Third Target Distribution	above $0.375 up to $0.45	1,020,129	—	27,203	312,840	340,043	1,360,172
Thereafter	above $0.45	2,040,259	—	81,610	1,958,649	2,040,259	4,080,518

		$8,161,035	$—	$214,181	$2,333,897	$2,548,078	$10,709,113

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 13,601,724 common units, 3,889,826 Class B units and 356,970 general partner units, representing a 2% general partner interest, outstanding, and that the average distribution to each common unit is $0.60. The number of Class B units was calculated by dividing (x) $2,333,896 as the average of the amounts received by the general partner in respect of its incentive distribution rights, or IDRs, for the two quarters prior to the reset as shown in the table above by (y) the $0.60 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

		Common	General Partner Cash Distributions
		Unitholders Cash	Following Hypothetical Reset
	Quarterly Distribution	Distributions		2% General
	per Unit Following	Following	Class B	Partner			Total
	Hypothetical Reset	Hypothetical Reset	Units	Interest	IDRs	Total	Distributions

Minimum Quarterly Distribution	$0.60	$8,161,034	$2,333,896	$214,182	$—	$2,548,078	$10,709,112
First Target Distribution	above $0.60 up to $0.69	—	—	—	—	—	—
Second Target Distribution	above $0.69 up to $0.75	—	—	—	—	—	—
Third Target Distribution	above $0.75 up to $0.90	—	—	—	—	—	—

Thereafter	above $0.90	$8,161,034	$2,333,896	$214,182	$—	$2,548,078	$10,709,112

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial public offering price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to the general partner. The percentage interests shown for our general partner includes its 2% general partner interest and assumes that our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction or a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to a material amount of entity-level taxation for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distributions on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights currently owned by our general partner.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the Class B unitholders, pro rata, and 2% to the general partner, until the capital account for each Class B unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount for the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fifth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	sixth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	seventh, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses.  If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to holders of Class B units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the Class B unitholders have been reduced to zero;

•	third, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

The 2% interests set forth in the first and second bullet points above for our general partner are based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts.  We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner’s capital account balance equaling the amount that it would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents selected historical financial and operating data of CDM Resource Management Predecessor, the predecessor of CDM Operating, and pro forma financial data of CDM Resource Partners, L.P. for the periods and as of the dates presented. The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus. Following the closing of this offering, we will control CDM Operating through our ownership of its general partner, and we will own a 53.0% partnership interest in CDM Operating. Our pro forma financial statements consolidate, and our financial statements after the closing of this offering will consolidate, all of CDM Operating’s financial results with ours in accordance with GAAP and will reflect CDMR Holdings’ 47.0% limited partner interest in CDM Operating as a non-controlling interest.

The selected historical financial and operating data has been prepared on the following basis:

•	The historical financial information of CDM Resource Management Predecessor as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 is derived from the audited financial statements of CDM Resource Management Predecessor, which are included elsewhere in this prospectus;

•	The historical financial information of CDM Resource Management Predecessor as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 is derived from the audited financial statements of CDM Resource Management Predecessor, which are not included in this prospectus;

•	The historical financial information of CDM Resource Management Predecessor as of March 31, 2007 and for the three months ended March 31, 2006 and March 31, 2007 is derived from the unaudited financial statements of CDM Resource Management Predecessor, which are included elsewhere in this prospectus; and

•	The historical financial information of CDM Resource Management Predecessor as of March 31, 2006 is derived from the unaudited financial statements of CDM Resource Management Predecessor, which are not included in this prospectus.

The selected pro forma financial information for the year ended December 31, 2006 and for the three months ended March 31, 2007 is derived from the unaudited pro forma financial statements of CDM Resource Partners, L.P. included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2007, in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statements of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007. These transactions include:

•	the contribution to us of a 53.0% interest in CDM Operating and the retention by CDMR Holdings of the remaining 47.0% interest in CDM Operating;

•	the issuance by us of 1,050,000 common units and 5,551,724 subordinated units to CDMR Holdings;

•	the issuance by us of a 2.0% general partner interest and all of our incentive distribution rights to CDM RP GP, L.P., our general partner;

•	the issuance by us of 7,000,000 common units to the public and the contribution of the net proceeds therefrom of approximately $127.9 million to CDM Operating, which will use those proceeds to repay indebtedness outstanding under its amended credit facility;

•	CDMR Holdings’ assumption and repayment of $40.0 million of indebtedness outstanding under CDM Operating’s amended credit facility; and

•	CDM Operating’s purchase at or prior to the closing of this offering of 68 compression units with approximately 82,990 aggregate horsepower that CDM Operating finances under capital leases or uses under operating leases, all with a third party, for approximately $27.3 million.

The pro forma financial information should not be considered as indicative of the historical results we would have had or the results we will have after this offering.

The following table includes the non-GAAP financial measure of Adjusted EBITDA. We define Adjusted EBITDA as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. For a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “— Non-GAAP Financial Measures.”

								CDM Resource Partners,
								L.P. Pro Forma
									Three
	CDM Resource Management Predecessor								Months
						Three Months Ended		Year Ended	Ended
	Year Ended December 31,					March 31,		December 31,	March 31,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(In thousands, except per unit and operating data)

Statement of Operations Data:
Revenues:
Operating revenue	$13,912	$18,290	$29,687	$42,056	$61,054	$13,135	$19,842	$61,054	$19,842
Reimbursed installation services revenue	997	1,488	4,310	5,310	6,636	1,816	1,881	6,636	1,881

Total revenues	14,909	19,778	33,997	47,366	67,690	14,951	21,723	67,690	21,723
Costs and expenses:
Cost of operations	8,648	10,501	14,837	20,676	26,190	5,707	9,106	23,183	8,354
Reimbursed installation services expense	997	1,488	4,310	5,310	6,636	1,816	1,881	6,636	1,881
General and administrative expense	2,063	3,112	4,422	5,425	8,153	1,761	2,906	8,153 (1)	2,906 (1)
Depreciation expense	1,613	1,854	3,229	4,851	7,311	1,598	2,391	7,845	2,525
Loss (gain) on sale of assets	18	(5)	—	—	(64)	—	—	(64)	—

Total costs and expenses	13,339	16,950	26,798	36,262	48,226	10,882	16,284	45,753	15,666

Operating income	1,570	2,828	7,199	11,104	19,464	4,069	5,439	21,937	6,057
Other income (expense):
Interest expense, net of capitalized interest	(1,052)	(2,179)	(3,449)	(5,090)	(10,928)	(1,894)	(4,045)	(2,505)	(987)
Other income (expense)	(1,320)	47	62	68	108	—	58	108	58
Income tax expense(2)	—	—	—	—	—	—	82	—	82

Income (loss) before non-controlling interest	(802)	696	3,812	6,082	8,644	2,175	1,370	19,540	5,046
Non-controlling interest(3)	—	—	—	—	—	—	—	(9,184)	(2,372)

Net income (loss)	$(802)	$696	$3,812	$6,082	$8,644	$2,175	$1,370	$10,356	$2,674

Pro forma net income per limited partner unit								$0.75	$0.19
Balance Sheet Data (at period end):
Working capital(4)	$2,736	$79	$171	$(2,978)	$10,009	$1,683	$(6,560)		$(4,997)
Total assets	35,313	60,494	112,623	159,262	275,779	189,229	300,633		314,125
Long-term debt	22,124	38,824	61,952	85,965	185,148	113,196	200,722		48,007
Non-controlling interest(3)	—	—	—	—	—	—	—		113,229
Partners’ equity/owners’ equity	9,385	14,325	37,496	58,572	71,780	60,748	72,990		127,681
Other Financial Data:
Adjusted EBITDA(5)	$1,863	$4,729	$10,490	$16,023	$26,883	$5,667	$7,888	$29,890	$8,640
Capital expenditures	1,679	17,762	31,178	73,013	107,058	25,895	33,073
Cash flows provided by (used in):
Operating activities	$1,926	$682	$4,741	$15,405	$7,908	$1,893	$8,113
Investing activities	(1,279)	(20,101)	(30,930)	(75,013)	(110,938)	(28,865)	(24,894)
Financing activities	(274)	19,937	27,878	55,978	103,727	27,384	15,601

								CDM Resource Partners,
								L.P. Pro Forma
									Three
	CDM Resource Management Predecessor								Months
						Three Months Ended		Year Ended	Ended
	Year Ended December 31,					March 31,		December 31,	March 31,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(In thousands, except per unit and operating data)

Operating Data (at period end) — unaudited
Total available horsepower(6)	103,239	139,437	220,983	293,120	429,777	322,168	456,079
Revenue generating horsepower	103,062	139,042	213,744	275,718	414,535	312,211	445,444
Revenue generating compression units	114	151	222	309	473	349	527
Average horsepower per revenue generating compression unit	904	921	963	892	876	895	845
Horsepower utilization:
At period end	99.8%	99.7%	96.7%	94.1%	96.5%	96.9%	97.7%
Average for the period(7)	99.1%	99.5%	97.6%	97.2%	96.6%	96.9%	97.7%

(1)	Does not include incremental general and administrative expenses we expect to incur as a result of being a publicly traded partnership. We expect these expenses to total approximately $3.3 million per year; however, CDMR Holdings will bear any such expenses that exceed $1.5 million per year through December 31, 2008 (prorated for 2007). All of these expenses, even those reimbursed to us, will be recorded as our expense in our future statements of operations.

(2)	This represents the Texas franchise tax (applicable to income apportioned to Texas beginning January 1, 2007) which, in accordance with SFAS No. 109, is classified as an income tax for reporting purposes.

(3)	Pro forma non-controlling interest represents CDMR Holdings’ 47.0% limited partner interest in CDM Operating.

(4)	Working capital is defined as current assets minus current liabilities.

(5)	Adjusted EBITDA is defined as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. Please read “— Non-GAAP Financial Measures” for more information regarding Adjusted EBITDA.

(6)	Total available horsepower includes horsepower under contract that is generating revenue, horsepower under contract that is not yet generating revenue, and idle horsepower, but does not include compression units included in our work in progress.

(7)	Calculated as the average utilization for the months in the period based on utilization at the end of each month in the period.

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measure of Adjusted EBITDA. We provide reconciliations of this non-GAAP financial measure to its most directly comparable financial measure as calculated and presented in accordance with GAAP.

We define Adjusted EBITDA as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. By defining our Adjusted EBITDA to include the net income related to the non-controlling interest in CDM Operating, we are able to consider CDM Operating’s performance in its entirety. Adjusted EBITDA is used as a supplemental financial measure by management and external users of our financial statements, such as investors and commercial banks, to assess:

•	The financial performance of CDM Operating’s assets without regard to the impact of financing methods, capital structure or historical cost basis of its assets;

•	The ability of CDM Operating’s assets to generate cash sufficient to make debt payments and to make distributions to its partners; and

•	CDM Operating’s operating performance as compared to those of other companies in its industry without regard to the impact of financing methods and capital structure.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

The following table reconciles Adjusted EBITDA to net income, its most directly comparable GAAP performance measure, for each of the periods presented:

								CDM Resource Partners,
								L.P. Pro Forma
									Three
	CDM Resource Management Predecessor								Months
						Three Months Ended		Year Ended	Ended
	Year Ended December 31,					March 31,		December 31,	March 31,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(In thousands)

Net income (loss)	$(802)	$696	$3,812	$6,082	$8,644	$2,175	$1,370	$10,356	$2,674
Interest expense, net of capitalized interest	1,052	2,179	3,449	5,090	10,928	1,894	4,045	2,505	987
Depreciation expense	1,613	1,854	3,229	4,851	7,311	1,598	2,391	7,845	2,525
Income tax expense	—	—	—	—	—	—	82	—	82
Non-controlling interest	—	—	—	—	—	—	—	9,184	2,372

Adjusted EBITDA	$1,863	$4,729	$10,490	$16,023	$26,883	$5,667	$7,888	$29,890	$8,640

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our historical financial condition and results of operations in conjunction with the audited and unaudited financial statements and related notes for CDM Resource Management Predecessor (described below) and the unaudited pro forma financial statements and related notes for CDM Resource Partners, L.P. included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

We are a Delaware limited partnership formed by CDMR Holdings, LLC in May 2007 to own a 53.0% interest in and to control CDM Resource Management, Ltd., a Texas limited partnership, or CDM Operating. CDM Operating has been providing natural gas contract compression services since 1997 and currently operates in the states of Texas, Louisiana and Arkansas. Upon the closing of this offering CDMR Holdings, LLC, or CDMR Holdings, will contribute a 53.0% partnership interest in CDM Operating to us. Our 53.0% partnership interest in CDM Operating will consist of a 52.999% limited partner interest and a 0.001% general partner interest held through our ownership of CDM Operating’s general partner, CDM OLP GP, LLC. CDMR Holdings will own the remaining 47.0% interest in CDM Operating.

The historical results discussed below, and the financial statements and related notes that we refer to as “CDM Resource Management Predecessor” included elsewhere in this prospectus, reflect the assets, liabilities and results of operations of the natural gas contract compression services business of CDM Operating and excludes the natural gas processing operations conducted by CDM MAX, LLC, a subsidiary of CDMR Holdings. As discussed elsewhere in this prospectus, including under “Items You Should Consider When Evaluating the Historical Financial Performance of CDM Resource Management Predecessor and Assessing Our Future Prospects,” following the offering we will control CDM Operating and its business but we will not own 100% of CDM Operating. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operation to “CDM Operating” or “our predecessor” when used in a historical context refer to CDM Resource Management Predecessor and otherwise refer to CDM Operating. References to “we,” “our,” “us” in the following discussion and analysis refer to CDM Resource Partners, L.P. and its majority-owned subsidiaries, including CDM Operating.

We operate in a single business segment, the natural gas contract compression business. Through CDM Operating, we provide our customers with turn-key natural gas contract compression services to maximize their natural gas and crude oil production, throughput and cash flow. Our integrated solutions include a comprehensive assessment of a customer’s natural gas contract compression needs and the design and installation of a compression system that addresses those particular needs. We are responsible for the installation and ongoing operation, service, and repair of our compression units, which we modify as necessary to adapt to our customers’ changing operating conditions. We guarantee our customers 98% mechanical availability of our natural gas contract compression units for land installations and 96% mechanical availability for over-water installations.

Our contracts typically have initial terms ranging from one to five years, and provide for either a fixed monthly fee for our natural gas contract compression services, which we refer to as fixed fee contracts, or a fee based on the volume of natural gas compressed in a month, which we refer to as throughput contracts. Approximately 66% and 75% of our revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively, were generated under fixed fee contracts and the balance was generated under throughput contracts. We do not have direct exposure to natural gas commodity price risk because we do not take title to the natural gas we compress and because the natural gas we use as fuel for our compressors is supplied by our customers without cost to us. Our indirect exposure to short-term volatility in natural gas and crude oil commodity prices is mitigated because natural gas and crude oil production, rather than exploration, is the primary demand driver for our natural gas contract compression services, and because our focus on field-wide applications (which includes compression for natural gas gathering for sales, natural gas lift for crude oil production, natural gas storage and natural gas processing) reduces our dependence on individual well economics. At March 31, 2007, approximately 94% of our revenue generating horsepower was associated with field-wide compression services compared to approximately 6% associated with individual wellhead and other applications.

Items You Should Consider When Evaluating The Historical Financial Performance of CDM Resource Management Predecessor and Assessing Our Future Prospects

You should consider the following factors when evaluating the historical financial performance of CDM Resource Management Predecessor and assessing our future prospects:

•	We will not own 100% of CDM Operating following this offering. The following discussion analyzes the historical financial condition and results of operations of CDM Resource Management Predecessor, the predecessor to CDM Operating, in its entirety. Following the close of this offering, we will control CDM Operating through our ownership of its general partner and we will own a 53.0% partnership interest in CDM Operating. Our pro forma financial statements consolidate, and our financial statements after the closing of this offering will consolidate, all of CDM Operating’s financial results with ours in accordance with GAAP and will reflect CDMR Holdings’ 47.0% limited partner interest in CDM Operating as a non-controlling interest.

•	Our cash flow will depend on distributions we receive from CDM Operating. CDM Operating’s partnership agreement requires it to distribute to its partners all of its available cash each quarter. In determining the amount of cash available for distribution, the board of directors of our general partner must approve the amount of cash reserves to be set aside by CDM Operating, including reserves for future maintenance capital expenditures, working capital and other matters. Our 53.0% partnership interest in CDM Operating will represent our primary cash generating asset and source of cash flow.

•	We will incur additional general and administrative expenses. Prior to the closing of this offering, we, CDMR Holdings and other affiliates will enter into an omnibus agreement pursuant to which CDMR Holdings will agree to provide us all operational staff, corporate staff and support services necessary to run our business as conducted by CDM Operating. We will reimburse our general partner for all expenses it incurs on our behalf, including management compensation and expenses relating to its board of directors, including compensation, travel, and liability insurance costs. In addition, we will incur expenses as a result of being a publicly traded partnership, including costs associated with SEC filings, expenditures required for complying with the Sarbanes-Oxley Act of 2002, investor relations, NYSE annual listing fees and tax compliance expenses. We estimate these incremental general and administrative expenses associated with being a publicly traded partnership will increase our expenses by approximately $3.3 million per year; however, until December 31, 2008, CDMR Holdings will bear our public-company related costs and expenses that exceed $1.5 million per fiscal year (prorated for 2007). Please read the unaudited pro forma financial statements and related notes of CDM Resource Partners L.P. included elsewhere in this prospectus for further details regarding the estimated impact of these additional expenses. These expenses are not included in the unaudited pro forma financial statements. We may also grant equity compensation that would result in an increase in our operating expenses, although we currently do not have an estimate of that possible expense. Please read “Management of CDM Resource Partners, L.P. — Long-Term Incentive Plan.”

•	Accounting Terminology and Principles. Our discussion and analysis uses the following accounting terminology and principles:

•	Operating revenue. Operating revenue consists of gross revenue derived from the provision of turn-key natural gas contract compression services.

•	Reimbursed installation services revenue and expense. Reimbursed installation services revenue represents costs incurred by CDM Operating primarily during installation of a compression unit, which are reimbursed by our customers. These amounts are reflected both as a revenue and as an expense in accordance with Emerging Issues Task Force (EITF) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

•	Cost of operations. Cost of operations consists of direct non-capitalized costs associated with the repair and maintenance of compression units, direct and indirect personnel related costs including salaries and benefits and other costs to support operational activities.

•	General and administrative expense. General and administrative (“G&A”) expense consists of centralized support functions such as accounting, payroll, treasury, insurance administration and risk management, marketing, sales, human resources, legal, information technology and other services.

•	Depreciation expense. Depreciation expense represents depreciation taken on the capitalized cost of asset additions beginning in the month the asset is placed in service. Depreciation is calculated on the straight-line method with various lives including 10 to 30-year lives for compression units.

How We Evaluate Our Operations

Our management uses a variety of financial and operational measures to evaluate our performance, including the following: (1) revenue generating horsepower; (2) horsepower utilization; (3) cost of operations; and (4) Adjusted EBITDA.

Revenue Generating Horsepower.  One of our measures of operational performance is the amount of revenue generating horsepower we are able to install monthly, quarterly and annually. Revenue generating horsepower growth is the primary driver for our revenue growth and it is also the base measure for evaluating our operational efficiency. Revenue generating horsepower is our total available horsepower less idle horsepower.

Horsepower Utilization.  Each month we identify idle compression units in our compressor fleet and analyze the availability of any idle unit for redeployment. If an idle unit is no longer compatible with our operating needs, we will attempt to dispose of that unit. The primary reason for tracking and analyzing idle horsepower is to facilitate redeployment and therefore increase our operating revenue.

Cost of Operations.  We use cost of operations as a performance measure for each of our operating areas and the managers in charge of those operating areas. We track the items in cost of operations down to the compression unit level, and are able to compare operating costs to the standards and budget we have for the type of horsepower and the area in which it is located. We use these comparisons to identify, research and address anomalies. We also track our cost of operations on a company-wide basis, using month-to-month, year-to-date and year-to-year comparisons, and as compared to budget. This analysis is useful in identifying company-wide cost trends and allows us to then investigate the cause and effect a cure for any adverse trend if the cause or cure is within our control.

Adjusted EBITDA.  We view Adjusted EBITDA as one of our primary management tools, and we track this item on a monthly basis both in dollars and as a percentage of revenue (compared to the prior month, year-to-date and prior year) and to budget. We define Adjusted EBITDA as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. By defining our Adjusted EBITDA to include the net income related to the non-controlling interest in CDM Operating, we are able to consider CDM Operating’s performance in its entirety. Adjusted EBITDA is used as a supplemental financial measure by management and external users of our financial statements, such as investors and commercial banks, to assess:

•	The financial performance of CDM Operating’s assets without regard to the impact of financing methods, capital structure or historical cost basis of its assets;

•	The ability of CDM Operating’s assets to generate cash sufficient to make debt payments and to make distributions to its partners; and

•	CDM Operating’s operating performance as compared to those of other companies in its industry without regard to the impact of financing methods and capital structure.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

Industry Trends

According to the Energy Information Administration’s most recent Annual Energy Outlook, natural gas consumption in the United States will increase from 22.7 Tcf in 2007 to 24.6 Tcf in 2012, representing an 8.3% increase during this period and an average annual increase of approximately 1.7%.

We believe the outlook for contract compression services in the United States will continue to benefit from (i) the expected increase in natural gas and crude oil consumption, (ii) aging producing natural gas fields and gas lift crude oil fields that are declining in pressure and will require more compression to continue producing the same volume of natural gas and crude oil, (iii) increasing production from sources such as longer-lived tight sands, shale and coal beds, which generally require more compression than has been required for traditional sources of natural gas; and (iv) continued outsourcing of contract compression services by natural gas and crude oil producers, transporters and processors.

Operating Highlights

The following table summarizes certain horsepower and horsepower utilization percentages of CDM Operating for the periods presented.

						Three Months Ended
Operating Data (at Period End	Year Ended December 31,			Percent Change		March 31,		Percent
Unless Otherwise Stated):	2004	2005	2006	2005	2006	2006	2007	Change
	(In thousands)

Total available horsepower(1)	220,983	293,120	429,777	32.6%	46.6%	322,168	456,079	41.6%
Revenue generating horsepower	213,744	275,718	414,535	29.0%	50.3%	312,211	445,444	42.7%
Revenue generating compression units	222	309	473	39.2%	53.1%	349	527	51.0%
Average horsepower per revenue generating compression unit	963	892	876	(7.4)%	(1.8)%	895	845	(5.6)%
Horsepower utilization:
At period end	96.7%	94.1%	96.5%	(2.6)%	2.4%	96.9%	97.7%	0.8%
Average for the period(2)	97.6%	97.2%	96.6%	(0.4)%	(0.6)%	96.9%	97.7%	0.8%
Work in progress(3)	$5,359	$7,037	$19,894	31.3%	182.7%	$17,500	$30,866	76.4%
Adjusted EBITDA(4)	$10,490	$16,023	$27,154	52.7%	69.5%	$5,848	$7,950	35.9%

(1)	Total available horsepower includes horsepower under contract that is generating revenue, horsepower under contract that is not yet generating revenue, and idle horsepower, but does not include compression units included in our work in progress.

(2)	Calculated as the average utilization for the months in the period based on utilization at the end of each month in the period.

(3)	Work in progress consists of component costs, such as compressor engines, coolers and frames, and other related costs, such as packaging costs and trucking and crane costs for delivery of components to the packager. Work in progress also includes newly assembled compression units that are awaiting installation. At

March 31, 2007, there were approximately 79 compression units in work in progress in various stages of completion with an average horsepower per unit of 925.

(4)	Adjusted EBITDA is defined as our net income plus the 47.0% non-controlling interest in CDM Operating’s net income plus interest expense, income taxes, depreciation and amortization expense. Please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP.

The increase in total available horsepower as of December 31, 2006 compared to December 31, 2005 was attributable to the compression units added to our predecessor’s fleet to meet the incremental demand by new and current customers. Revenue generating horsepower increased by 50.3% between December 31, 2005 and December 31, 2006. This increase was directly attributable to an increase in compression units and an increase in utilization of the total available horsepower. The decrease in average revenue generating horsepower per unit between 2005 and 2006 was primarily the result of the installation of smaller horsepower compression units in 2006 for certain customers located in the Barnett shale and South Texas regions where smaller compression units were required for the fields being developed and before gas gathering systems were put in place that would require larger horsepower compression units. Approximately 25 compression units with less than 100 horsepower were installed in 2006, and as a result, our average horsepower per revenue generating unit was 876 at December 31, 2006 instead of 920 had those smaller horsepower units not been installed.

Financial Results of Operations

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

The following table summarizes the results of operations of CDM Resource Management Predecessor for the periods presented:

	Three Months Ended
	March 31,		Percent
	2006	2007	Change
	(In thousands)

Revenue:
Operating revenue	$13,135	$19,842	51.1%
Reimbursed installation services revenue	1,816	1,881	3.6%

Total revenue	14,951	21,723	45.3%
Costs and expenses:
Cost of operations	5,707	9,106	59.6%
Reimbursed installation services expense	1,816	1,881	3.6%
General and administrative expense	1,761	2,906	65.0%
Depreciation expense	1,598	2,391	49.6%

Total costs and expenses	10,882	16,284	49.6%

Operating income	4,069	5,439	33.7%
Other income (expense):
Interest expense, net of capitalized interest	(1,894)	(4,045)	113.6%
Interest income	—	58	N/A
Income tax expense	—	82	N/A

Net income	$2,175	$1,370	(37.0)%

Operating revenue.  Operating revenue was $19.8 million for the three months ended March 31, 2007 compared to $13.1 million during the same period in 2006, an increase of 51.1%. The increase in revenue attributable to new revenue generating compression units was $5.9 million or a 44.8% increase. The remaining $0.8 million or 6.3% increase was attributable to negotiated price increases with new and existing customers as well as price increases due to the producer price index adjustment provided for in most of our contracts, effective January 1, 2007. There were 527 revenue generating compression units at March 31, 2007 compared to 349 at March 31, 2006, a 51.0% increase. Revenue generating horsepower was 445,444 at March 31, 2007 compared to 312,211 at March 31, 2006, a 42.7% increase.

Reimbursed installation services revenue and expense.  Reimbursed installation services revenue and reimbursed installation services expense were each $1.9 million for the three months ended March 31, 2007 compared to $1.8 million during the same period in 2006, or a 3.6% increase. Installation costs are directly related to the complexity of the installations and the size of the compression units installed in a particular time period rather than directly related to the number of compression units or horsepower installed.

Cost of operations.  Cost of operations was $9.1 million for the three months ended March 31, 2007 compared to $5.7 million for the three months ended March 31, 2006, an increase of 59.6%. Approximately $2.1 million of this increase was related to CDM Operating’s addition of 59 employees to support the future growth of its business. Approximately $0.6 million of this increase was related to higher lubrication oil expenses. Lubrication oil expenses increased due to compression units added to the fleet and a 20.1% increase in the price per gallon. Repair and scheduled maintenance costs related to the fleet increased $0.7 million due to an increase in general predictive and preventive maintenance and an increase in insurance expense related to the increase in new units installed. The cost of operations was 45.9% of operating revenue for the three months ended March 31, 2007 as compared to 43.5% for the three months ended March 31, 2006.

General and administrative expense.  General and administrative expense was $2.9 million for the three months ended March 31, 2007 compared to $1.8 million for the three months ended March 31, 2006, an increase of 65.0%. General and administrative expense represented 14.6% and 13.4% of operating revenue for the three months ended March 31, 2007 and 2006, respectively. The general and administrative employee headcount was 49 employees for the quarter ended March 31, 2007, a 24 employee increase from the quarter ended March 31, 2006. The general and administrative employee headcount increased to support the future growth of the business.

Depreciation expense.  Depreciation expense was $2.4 million for the three months ended March 31, 2007 compared to $1.6 million for the three months ended March 31, 2006, an increase of 49.6%.

Interest expense.  Interest expense was $4.0 million for the three months ended March 31, 2007, compared to $1.9 million for the three months ended March 31, 2006, an increase of 113.6%. Included in interest expense is amortization of deferred loan costs of $36,000 and $63,000 for the three months ended March 31, 2007 and 2006, respectively. Average borrowings outstanding under the credit facility were $184.3 million for the three months ended March 31, 2007 compared to $91.1 million for the three months ended March 31, 2006. Interest expense for both periods was related to borrowings under the credit facility and capital leases of compression equipment. The credit facility had an interest rate of 8.5% and 7.8% at March 31, 2007 and 2006, respectively. The interest rates at March 31, 2007 for the capital leases ranged from a low of 5.3% to a high of 8.1% per annum.

Income tax expense.  CDM Operating accrued $82,000 in franchise tax for the three months ended March 31, 2007 as a result of the recently amended Texas franchise tax (applicable to income apportioned to Texas beginning January 1, 2007) and is calculated based on calendar year 2007 operating results. This tax is reflected in our financials as an income tax in accordance with SFAS No. 109, which requires this classification for reporting purposes.

Year ended December 31, 2006 compared to the year ended December 31, 2005

The following table summarizes the results of operations of CDM Resource Management Predecessor for the periods presented:

	Year Ended
	December 31,		Percent
	2005	2006	Change
	(In thousands)

Revenue:
Operating revenue	$42,056	$61,054	45.2%
Reimbursed installation services revenue	5,310	6,636	25.0%

Total revenues	47,366	67,690	42.9%
Costs and expenses:
Cost of operations	20,676	26,190	26.7%
Reimbursed installation services expense	5,310	6,636	25.0%
General and administrative expense	5,425	8,153	50.3%
Depreciation expense	4,851	7,311	50.7%
Gain on sale of assets	—	(64)	N/A

Total costs and expenses	36,262	48,226	33.0%

Operating income	11,104	19,464	75.3%
Other income (expense):
Interest expense, net of capitalized interest	(5,090)	(10,928)	114.7%
Interest income	68	108	58.8%

Net income	$6,082	$8,644	42.1%

Operating revenue.  Operating revenue was $61.1 million for 2006 compared to $42.1 million in 2005, an increase of 45.2%. This increase is primarily attributable to the increase in the number of revenue generating compression units and horsepower and to a lesser extent price increases. There were 473 revenue generating units at December 31, 2006 compared to 309 at December 31, 2005, a 53.1% increase. Revenue generating compression horsepower was 414,535 at December 31, 2006 compared to 275,718 at December 31, 2005 or a 50.3% increase. The percentage increase in revenue is not directly linear to the percentage increase in horsepower because the horsepower increase is calculated based on horsepower at year end, while the revenue related to that horsepower is generated incrementally as the horsepower is installed over the course of the year.

Reimbursed installation services revenue and expense.  Reimbursed installation services revenue and reimbursed installation services expense were each $6.6 million for 2006 compared to $5.3 million in 2005, an increase of 25.0%. Installation costs are directly related to the complexity of the installations and the size of the compression units installed in a particular time period rather than directly related to the number of compression units or horsepower installed.

Cost of operations.  Cost of operations was $26.2 million for 2006 compared to $20.7 million in 2005, an increase of 26.7%. Approximately $4.7 million of this increase was related to CDM Operating’s addition of 49 employees. During 2006, CDM Operating departmentalized functions such as purchasing, safety and training to further support continued growth of its business. CDM Operating’s employee headcount for operations was 157 for the year ended 2006 compared to 108 for the year ended 2005. Of the 49 employees added, 27 were added in the last three months of 2006. Approximately $1.6 million of the increase in cost of operations was related to higher lubrication oil expenses. Lubrication oil expenses increased due to compression units added to the fleet and an increase of 20.1% in the price per gallon. Repair and scheduled maintenance costs related to the fleet decreased $0.7 million in 2006 compared to 2005. This decline was attributable to higher than usual unit failures that occurred in 2005 relating to a natural gas quality problem for a new customer in one particular field that did not recur in 2006. This cost was paid for by CDM Operating rather than passed on to the customer. The cost of operations was 42.9% of operating revenue for the year ended December 31, 2006 compared to 49.2% of operating revenue for the year ended December 31, 2005.

General and administrative expense.  General and administrative expense was $8.2 million in 2006 compared to $5.4 million in 2005, an increase of 50.3%. General and administrative expense represented 13.4% and 12.9% of operating revenue for 2006 and 2005, respectively. The general and administrative employee headcount was 41 employees for the year ended 2006, a 20 employee increase from the year ended 2005. Of the 20 employees added, 11 were added in the last half of 2006. The general and administrative employee headcount increased to support the future growth of the business.

Depreciation expense.  Depreciation expense was $7.3 million in 2006 compared to $4.9 million for 2005, an increase of 50.7%.

Gain on sale of assets.  Gain on sale of assets for the period ended December 31, 2006 represents a sale to a customer of treating equipment installed on the customer’s jobsite and previously owned and operated by CDM Operating.

Interest expense.  Interest expense was $10.9 million in 2006 compared to $5.1 million in 2005, an increase of 114.7%. Included in interest expense is amortization of deferred loan costs of $0.2 million and $0.2 million for 2006 and 2005, respectively. Interest expense is net of capitalized interest of $0.4 million for 2006 and $0.4 million for 2005. Average borrowings outstanding were $127.1 million in 2006 and $78.9 million in 2005, respectively. Interest expense in 2006 was related to borrowings under CDM Operating’s credit facility and capital leases of compression units. Interest expense in 2005 was related to CDM Operating’s various installment notes secured by compression equipment, a construction line of credit, capital leases and the credit facility. In December 2005, CDM Operating entered into a $100 million credit facility with JP Morgan Chase Bank, N.A. which had an interest rate of 8.5% and 7.5% at December 31, 2006 and 2005, respectively. The interest rates at December 31, 2006 for the capital leases ranged from a low of 5.3% to a high of 8.1% per annum.

Year ended December 31, 2005 compared to the year ended December 31, 2004

The following table summarizes the results of operations of CDM Resource Management Predecessor for the periods presented:

	Year Ended
	December 31,		Percent
	2004	2005	Change
	(In thousands)

Revenue:
Operating revenue	$29,687	$42,056	41.7%
Reimbursed installation services revenue	4,310	5,310	23.2%

Total revenues	33,997	47,366	39.3%
Costs and expenses:
Cost of operations	14,837	20,676	39.4%
Reimbursed installation services expense	4,310	5,310	23.2%
General and administrative expense	4,422	5,425	22.7%
Depreciation expense	3,229	4,851	50.2%

Total costs and expenses	26,798	36,262	35.3%

Operating income	7,199	11,104	54.2%
Other income (expense):
Interest expense, net of capitalized interest	(3,449)	(5,090)	47.6%
Interest income	62	68	9.7%

Net income	$3,812	$6,082	59.5%

Operating revenue.  Operating revenue was $42.1 million for 2005 compared to $29.7 million in 2004, an increase of 41.7%. This increase is attributable to the increase in the number of revenue generating compression units and horsepower. There were 309 revenue generating compression units at December 31, 2005 compared to 222 at December 31, 2004, a 39.2% increase. Revenue generating horsepower was 275,718 at December 31, 2005 compared to 213,744 at December 31, 2004, a 29.0% increase.

Reimbursed installation services revenue and expense.  Reimbursed installation services revenue and reimbursed installation services expense were each $5.3 million for 2005 compared to $4.3 million in 2004, an increase of 23.2%. Installation costs are directly related to the complexity of the installations and the size of the compression units installed in a particular time period rather than directly related to the number of compression units or horsepower installed.

Cost of operations.  Cost of operations was $20.7 million in 2005 compared to $14.8 million in 2004, an increase of 39.4%. Approximately $3.3 million of this increase was related to CDM Operating’s addition of 25 employees. During 2005, CDM Operating initiated a formal training program for field technicians, requiring six months of field and classroom training. CDM Operating’s employee headcount for operations was 108 employees for the year ended 2005 compared to 83 for the year ended 2004. Of the 25 employees added, 20 were added in the last half of 2005. Approximately $0.8 million of the increase in cost of operations was related to higher lubrication oil expenses. Lubrication oil expenses increased due to compression units added to the fleet and a 30.6% increase in the price per gallon in 2005. Repair and scheduled maintenance costs increased $1.8 million, primarily due to higher than usual unit failures that occurred in 2005 relating to a natural gas quality problem experienced by a new customer in one particular field. This cost was paid for by CDM Operating rather than passed on to the customer. The cost of operations was 49.2% of operating revenue for the year ended December 31, 2005 compared to 50.0% of operating revenue for the year ended December 31, 2004.

General and administrative expense.  General and administrative expense was $5.4 million in 2005 compared to $4.4 million for 2004, an increase of 22.7%. General and administrative expense represented 12.9% and 14.9% of operating revenue for 2005 and 2004, respectively. The general and administrative employee headcount increased by three employees from 2004 to 2005. The increase in general and administrative expense from 2004 to 2005 was primarily attributable to a $0.5 million increase in employee salary and benefits and a $0.3 million increase relating to insurance and office expense.

Depreciation expense.  Depreciation expense was $4.9 million in 2005 compared to $3.2 million for 2004, an increase of 50.2%.

Interest expense.  Interest expense was $5.1 million in 2005 compared to $3.4 million in 2004, an increase of 47.6%. Included in interest expense is amortization of deferred loan costs of $0.2 million and $33,000 for 2005 and 2004, respectively. Interest expense is net of capitalized interest of $0.4 million and $0.2 million in 2005 and 2004, respectively. The average borrowings outstanding were $78.9 million and $55.7 million for 2005 and 2004, respectively. Interest expense in 2005 was related to CDM Operating’s various installment notes secured by compression equipment, a construction line of credit, capital leases and the credit facility. The installment notes, the construction line of credit and certain of the capital leases were paid off in December 2005 when CDM Operating entered into a $100 million credit facility. The credit facility had an interest rate of 7.5% at December 31, 2005. The various installment notes, construction line of credit and capital leases paid off in December 2005 had interest rates ranging from 5.3% to 8.1% per annum.

Effects of Inflation

In 2006 and 2005, even though the price for lubrication oil, gasoline, insurance and the capital cost of engines have steadily increased, these increases have not adversely impacted the overall results of operations for CDM Operating. CDM Operating has been able to manage the effects of these price increases in new service contracts, as well as through adjustment of existing pricing via Producer Price Index adjustments as provided in most customer contracts. The primary price increases experienced for the period from January 1, 2005 to December 31, 2006 were the following: the price of lubrication oil increased five times during the period resulting in an overall increase of 56.9% per gallon; the average price for engines increased 5.3% and

8.1% respectively, for the Caterpillar 3516 engine and the Caterpillar 3606 engine (which are the two primary engines utilized in our compressor fleet); the average price for compressor frames increased 15.0%; and general liability insurance increased by 33.9% due to an increase in our revenue.

Liquidity and Capital Resources

CDM Resource Management Predecessor’s Liquidity and Capital Resources

Historically, CDM Operating’s sources of liquidity have included cash generated from operations, third-party financing and equity contributions from affiliates of Carlyle/Riverstone Global Energy and Power Fund II, L.P. As of March 31, 2007, total cash and cash equivalents was $0.3 million, compared to $1.5 million and $0.8 million at December 31, 2006 and 2005, respectively. Total liquidity, comprised of cash and availability of long-term borrowings, was $35.6 million at March 31, 2007 compared to $26.2 million and $29.1 million as of December 31, 2006 and 2005, respectively. Although the credit limit of CDM Operating’s credit facility was increased from $100 million in 2005 to $200 million in 2006, availability decreased due to the increased utilization of the credit facility during this period. Availability is determined under the credit facility by reference to the calculated borrowing base, up to the commitment amount, less the outstanding balance on the credit facility.

The following table summarizes CDM Resource Management Predecessor’s sources and uses of cash for the periods presented:

	Year Ended		Three Months Ended
	December 31,		March 31,
	2005	2006	2006	2007
	(In thousands)

Net cash provided by operating activities	$15,405	$7,908	$1,893	$8,113
Net cash used in investing activities	(75,013)	(110,938)	(28,865)	(24,894)
Net cash provided by financing activities	55,978	103,727	27,384	15,601

Net cash provided by operating activities.  Net cash provided by operating activities increased to $8.1 million for the three months ended March 31, 2007, from $1.9 million for the same period in 2006. The increase relates to a decrease in other receivables of $1.5 million, of which $0.3 million is long-term, and an increase in accounts payable and accrued liabilities of $3.8 million.

Net cash provided by operating activities decreased to $7.9 million for the year ended December 31, 2006, from $15.4 million for the year ended December 31, 2005. The decrease relates to an increase in trade accounts receivable of $5.9 million and other accounts receivable of $4.9 million, of which $1.9 million is long-term. The increase in trade accounts receivable is directly attributable to the increase in revenue and horsepower in 2006. Other accounts receivable consists of reimbursable and pass-through items charged to the customer in accordance with the terms of the applicable customer contract.

Net cash used in investing activities.  Net cash used in investing activities decreased to $24.9 million for the three months ended March 31, 2007, from $28.9 million for the same period in 2006. The decrease relates to the collection of funds advanced to our affiliate, CDM MAX, LLC, of $7.5 million, offset in part by an increase in capital expenditures for compression equipment for the three months ended March 31, 2007.

Net cash used in investing activities increased to $110.9 million for the year ended December 31, 2006, from $75.0 million for the year ended December 31, 2005. The increase primarily relates to the increase in capital expenditures for compression equipment and advances to CDM MAX, LLC of $4.8 million in 2006.

Net cash provided by financing activities.  Net cash provided by financing activities decreased to $15.6 million for the three months ended March 31, 2007, from $27.4 million for the same period in 2006. The decrease relates primarily to a $12.0 million principal payment on the credit facility during the three months ended March 31, 2007.

Net cash provided by financing activities increased to $103.7 million for the year ended December 31, 2006, from $56.0 million for the year ended December 31, 2005. The increase is primarily a result of borrowings of $101.0 million and $4.6 million in partner contributions for 2006 compared to net borrowings of $41.3 million under various credit facilities and $15.0 million in partner contributions, in 2005.

Our Liquidity and Capital Resources

Liquidity.  Prior to this offering, CDM Operating is expected to amend and extend its existing credit facility to provide for a $300 million, three year credit facility. See “— Description of Credit Facility.” The net proceeds from this offering will be used to repay indebtedness under CDM Operating’s amended credit facility. In addition, in connection with the closing of this offering, CDMR Holdings will assume and repay $40.0 million of indebtedness outstanding under CDM Operating’s credit facility. We expect that CDM Operating will have approximately $104 million outstanding under its $300 million amended credit facility after the closing of this offering.

The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2% general partner interest outstanding immediately after this offering is $16.7 million. Our pro forma available cash to make distributions during the year ended December 31, 2006 and the twelve months ended March 31, 2007 would have been sufficient to allow us to pay 100% of the minimum quarterly distribution on our common units and 38.3% and 30.6%, respectively, of the minimum quarterly distribution on our subordinated units during these periods.

In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements, while our long-term liquidity needs primarily relate to expansion capital expenditures, or acquisitions, including the potential purchase of some or all of CDMR Holdings 47.0% limited partner interest in CDM Operating if that interest is offered to us. We anticipate that our primary sources of funds for our short-term liquidity needs will be distributions to us related to our 53.0% partnership interest in CDM Operating, plus potential short-term borrowings from CDM Operating or other third parties. We believe that cash distributions received from CDM Operating will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months.

Our long-term liquidity needs will generally be funded from cash generated by CDM Operating, borrowings under CDM Operating’s credit facility and other debt or equity financings. Because we and CDM Operating will distribute all of our available cash, we expect that we and CDM Operating will rely upon external financing sources, including bank borrowings and issuance of debt and equity securities, to fund capital expenditures. We cannot assure you that we or CDM Operating will be able to raise additional funds on favorable terms. For more information, please read “— Capital Requirements” below.

Capital Requirements.  The natural gas contract compression business is capital intensive, requiring significant investment to maintain, expand and upgrade existing operations. CDM Operating’s capital requirements have consisted primarily of, and we anticipate that its capital requirements will continue to consist primarily of, the following:

•	maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets, to maintain the operating capacity of our assets and extend their useful lives, or other capital expenditures that are incurred in maintaining our existing business and related cash flow, and

•	expansion capital expenditures, which are capital expenditures made to expand the operating capacity or revenue generating capacity of existing or new assets, including by acquisition of compression units or through modification of existing compression units to increase their capacity.

We expect that the maintenance capital expenditure requirements of CDM Operating will continue to increase as the overall size and age of its fleet increases. We estimate that the aggregate maintenance capital expenditures of CDM Operating for the twelve months ending September 30, 2008 will be approximately $2.9 million.

Given our growth objective, we anticipate that CDM Operating will continue to make significant expansion capital expenditures. For the twelve months ending September 30, 2008, we estimate that expansion capital expenditures of CDM Operating will be approximately $115.6 million, consisting of the acquisition of compression units and related equipment.

In addition to organic growth through CDM Operating, we may also consider a variety of assets or businesses for potential acquisition, including the purchase from CDMR Holdings of some or all of its 47.0% limited partner interest in CDM Operating if such interest is offered to us. We expect to fund any future acquisitions with capital from external financing sources and issuance of debt and equity securities, including our issuance of additional partnership units as appropriate given market conditions, and if necessary, future debt offerings by either CDM Operating or us.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital.  CDM Operating’s partnership agreement requires it to distribute to its partners all of its available cash each quarter. In determining the amount of cash available for distribution, the board of directors of our general partner, on our behalf, will determine the amount of cash reserves to set aside for CDM Operating’s operations, including reserves for future working capital, maintenance capital expenditures, expansion capital expenditures and other matters, which will impact the amount of cash distributions we receive from CDM Operating and which we are able to distribute to our unitholders. However, we expect that CDM Operating will rely primarily upon external financing sources, including borrowings under its amended credit facility and capital contributions from us, rather than cash reserves established by our general partner, to fund its acquisitions and expansion capital expenditures. To the extent we or CDM Holdings are unable to finance growth externally and are unwilling to establish cash reserves to fund future acquisitions or expansions, our cash available for distribution will not significantly increase. In addition, because we and CDM Operating distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in the anticipated terms of CDM Operating’s amended credit facility on our ability to issue additional units, including units ranking senior to the common units.

Description of Credit Facility.  At the closing of this offering, we expect CDM Operating to enter into an amended $300 million revolving credit facility with a syndicate of financial institutions with a three-year term. The expected terms of the amended credit facility are discussed below.

The amended revolving credit facility will be available for CDM Operating’s general partnership purposes, including working capital, capital expenditures, and distributions. We expect that CDM Operating will have approximately $104 million outstanding under its amended credit facility after the closing of this offering. Please read “Use of Proceeds.”

CDM Operating’s obligations under the revolving credit facility will be secured by all of its assets and all assets of its subsidiaries.

Availability under CDM Operating’s amended credit facility is subject to a monthly borrowing base calculation, which is equal the sum of: (i) 100% of cash collateral, maintained in a cash collateral account with the administrative agent, (ii) 85% of certain eligible trade accounts receivable held by CDM Operating, (iii) a percentage of the net book value of CDM Operating’s eligible compressors, plus (iv) 80% of CDM Operating’s eligible work in progress, which consists of component costs, such as compressor engines, coolers and frames and other related costs, as well as newly assembled compression units that are awaiting installation.

CDM Operating may prepay all advances at any time without penalty, subject to the reimbursement of lender breakage costs in the case of prepayment of LIBOR borrowings. Indebtedness under the revolving credit facility will bear annual interest calculated upon an interest rate grid based upon borrowing availability with interest ranging from prime rate to a high of 25 basis points over prime, or alternatively, at our election, a low interest rate of 150 basis points over three-month LIBOR and a high interest rate of 275 basis points over three-month LIBOR.

The credit facility will prohibit CDM Operating from making distributions of available cash to us if any default or event of default (as defined in the credit agreement) exists. We expect the credit facility will require CDM Operating to comply with two primary covenants: (i) a compression unit utilization covenant of 80% (i.e. idle equipment cannot exceed 20% of total available horsepower) and (ii) a fixed charge coverage ratio covenant, determined for any period of four consecutive fiscal quarters, of 1.0:1.0.

In addition, the credit facility will contain various covenants that may limit, among other things, its ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of our assets, businesses and operations;

•	materially alter the character of its business as conducted at the closing of this offering; and

•	make acquisitions, investments and capital expenditures.

If an event of default exists under CDM Operating’s credit agreement, the lenders will be able to accelerate the maturity of the debt outstanding under the credit agreement and exercise other rights and remedies. Each of the following will likely be an event of default under CDM Operating’s credit facility:

•	failure to pay any principal, fees or interest when due;

•	failure to perform or otherwise comply with the covenants in the credit agreement;

•	failure of any representation or warranty to be true and correct at the time made in any material respect;

•	failure to pay debt;

•	a change of control; and

•	other customary defaults, including specified bankruptcy or insolvency events, the Employee Retirement Income Security Act of 1974, or ERISA, violations, and judgment defaults.

The amended CDM Operating credit facility will be subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

We expect that upon the completion of this offering and our application of the proceeds from this offering to pay down a portion of the outstanding balance on CDM Operating’s credit facility, CDM Operating will be in compliance with all of the covenants under its credit facility and that, so long as it remains in compliance with the covenants, it will be permitted to make distributions of available cash to its partners (CDMR Holding and us).

Total Contractual Cash Obligations.  The following table summarizes CDM Operating’s total contractual cash obligations as of December 31, 2006:

					More Than
		Less Than 1			5 Years
		Year	2-3 Years	4-5 Years	(Beyond
	Total	(2007)	(2008 and 2009)	(2010 and 2011)	2011)
	(In thousands)

Long-term debt(1)	$172,717	$—	$172,717	$—	$—
Estimated interest on debt obligations(2)	18,287	6,096	12,191	—	—
Capital lease obligations	17,490	2,534	5,068	5,068	4,820
Operating lease obligations	14,139	3,832	7,222	3,068	17
Equipment/capital purchases(3)	66,168	51,364	14,804	—	—

Total contractual cash obligations(4)	$288,801	$63,826	$212,002	$8,136	$4,837

(1)	Represents future principal repayments under CDM Operating’s credit facility.

(2)	Represents future interest repayments under CDM Operating’s credit facility based on the interest rate at December 31, 2006 of 7.5%.

(3)	Represents forward commitments for engines and compressor frames. The total contractual cash commitment at December 31, 2006 for these purchase commitments was $33.7 million if cancellation rights had been exercised as of such date.

(4)	We will contribute the net proceeds from this offering of approximately $127.9 million to CDM Operating, which will use those proceeds to repay indebtedness outstanding under its amended credit facility. In addition, at the closing of this offering, CDMR Holdings will assume and repay $40.0 million of indebtedness outstanding under CDM Operating’s amended credit facility and at or prior to the closing approximately $27.3 million will be funded under CDM Operating’s credit facility to purchase compression units previously under operating and capital leases. See “Capitalization.”

In addition to the obligations set out above at December 31, 2006, we expect CDM Operating to have approximately $104 million outstanding under its $300 million amended credit facility after the closing of the offering. We anticipate subsequent borrowings under this credit facility to fund interest payments, capital expenditures and distributions.

In addition to the CDM Operating credit facility described above, we, CDMR Holdings and other affiliates will enter into an omnibus agreement at the closing of this offering pursuant to which CDMR Holdings and its affiliates will agree to provide all operational staff, corporate staff and support services necessary to run our business. The services may include operations, marketing, sales, maintenance and repair, periodic overhauls of compression equipment, inventory management, legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering. CDMR Holdings will be entitled to be reimbursed by us for the provision of the services and shall charge costs to us on either a direct or indirect basis. See “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

The discussion and analysis of CDM Resource Management Predecessor’s financial condition and results of operations is based upon its financial statements. These financial statements were prepared in conformity with United States GAAP. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies that we believe require management’s most difficult, subjective or complex judgments and are the most critical to its reporting of results of operations and financial position are as follows:

Depreciation

Property and equipment, including amounts under capital leases, are stated at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using estimated useful lives. If the actual useful life of our property and equipment is less than the estimate used for purposes of computing depreciation expense, our predecessor could experience an acceleration in depreciation expense. Major overhauls and improvements that extend the life of an asset are capitalized in addition to interest attributable to the compression units during the period of time while being constructed at our packager. As of March 31, 2007, CDM Operating had 527 compression units that were in service and subject to depreciation. Given the large number of compression units being depreciated, the impact of a particular unit incurring an actual useful life that is less than the estimated useful life would not have a material impact on our predecessor’s results of operations.

Business Combinations and Goodwill

Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired and liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.

We perform an impairment test for goodwill assets annually or earlier if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of its reporting unit with its carrying value. The fair value is determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. As of December 31, 2006, our predecessor performed an impairment analysis in accordance with SFAS No. 142 and determined that no impairment had occurred. If for any reason the fair value of our predecessor’s goodwill declines below the carrying value in the future, our predecessor may incur charges for the impairment. There was no impairment recorded for goodwill during 2006 or 2005 or during the first quarter of 2007.

Long-Lived Assets

Long-lived assets, which include property and equipment, comprise a significant amount of our predecessor’s total assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used by our predecessor are reviewed to determine whether any events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, our predecessor bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, our predecessor determines whether an impairment has occurred through the use of an undiscounted cash flows analysis. If an impairment has occurred, our predecessor recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. There was no impairment recorded under SFAS No. 144 during 2006 or 2005.

Allowances and Reserves

We maintain an allowance for bad debts based on specific customer collection issues and historical experience. On an ongoing basis, our predecessor conducts an evaluation of the financial strength of its customers based on payment history and specific identification and makes adjustments to the allowance as necessary. The allowance for doubtful accounts was $106,000 and $0 at December 31, 2006 and 2005, respectively.

Revenue Recognition

Revenue is recognized by us using the following criteria: (a) persuasive evidence of an arrangement, (b) delivery has occurred or services have been rendered, (c) the customer’s price is fixed or determinable and (d) collectability is reasonably assured.

Revenues from natural gas contract compression services are recognized as earned under either fixed fee contracts or throughput contracts. Fixed fee contracts are billed monthly in advance of the service period and are recognized as deferred revenue on the balance sheet until earned. Throughput contracts are billed at the contractual rate per Mcf (thousand cubic feet) based on the volume of gas compressed as determined by gas flow meter readings. Estimates of amounts earned are accrued as unbilled revenue on the balance sheet until billed in the following month.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement improves the financial reporting of certain hybrid financial instruments and simplifies the accounting for these instruments. In particular, Statement No. 155 (i) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only and principal-only strips are not subject to the requirements of Statement No. 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of Statement No. 155 effective January 1, 2007 is not expected to have a material affect on our financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets,” which amends Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Statement No. 156 requires the initial recognition at fair value of a servicing asset or servicing liability when an obligation to service a financial asset is undertaken by entering into a servicing contract. The adoption of Statement No. 156 effective January 1, 2007 is not expected to have a material affect on our financial position or results of operations.

In July 2006, the FASB issued Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” which became effective January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN No. 48, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The adoption of FIN No. 48 is not expected to materially affect our financial position or results of operations.

In September 2006, the SEC released Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of either (1) the error quantified as the amount by which the current year income statement was misstated (“rollover method”) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (“iron curtain method”). Reliance on either method in prior years could have resulted in misstatement of the financial statements. SAB No. 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We adopted this bulletin as of December 31, 2006 and there was no impact on the consolidated financial statements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. Statement No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The adoption of Statement No. 157 is not expected to materially affect our financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Statement No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of Statement No. 157. The adoption of Statement No. 159 is not expected to materially affect our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Variable Rate Debt

We will be exposed to interest rate market risk due to variable interest rates under CDM Operating’s credit facility. At the closing of this offering, CDM Operating will have in place an amended three year, $300 million revolving credit facility and after closing of this offering will have approximately $104 million outstanding under that facility. We anticipate that prior to the closing of this offering CDM Operating will enter into an interest rate hedging transaction to effectively fix the interest rate for $100 million for the remaining term of this credit facility. We expect that implementation of the proposed interest rate hedge position will require CDM Operating to reduce its availability under the amended credit facility if the exposure from the hedge position exceeds $3 million or in the event the availability falls below $15 million. Any additional borrowings that CDM Operating may make under its credit facility are expected to bear interest at floating rates. Changes in economic conditions could result in higher interest rates, thereby increasing CDM Operating’s interest expense and reducing CDM Operating’s funds available for capital investment, operations or distributions to us. Additionally, if interest rates continue to increase, the interest rates on any of CDM Operating’s future credit facilities and debt offerings could be higher than current levels, causing CDM Operating’s financing costs to increase accordingly.

We have no other hedging arrangements.

Off Balance Sheet Arrangements

We are a party to operating leases for certain compression units included in our compressor fleet. At or prior to the closing of this offering, we intend to purchase all of the compression units under operating leases, as well as those under capital leases. We do not have any off balance sheet financing entities or structures.

NATURAL GAS COMPRESSION INDUSTRY

Natural gas compression is a mechanical process whereby the pressure of a volume of natural gas is increased to facilitate the movement of natural gas. This process is used to assist in the production of natural gas, for transportation of natural gas from one point to another, and for enhancing the recovery of crude oil from reservoirs. The equipment used to compress natural gas typically includes both slow and high speed reciprocating compressors driven either by internal combustion engines or electric motors. Rotary screw compressors are also used for specialized applications.

Most natural gas compression applications involve compressing natural gas for its delivery from one point to another. Low pressure or aging natural gas wells require compression for transportation of produced natural gas into higher pressured natural gas gathering or pipeline systems. Compression at the wellhead is often required because, over the life of a crude oil or natural gas well, reservoir pressure typically declines as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the natural gas gathering or pipeline system used to transport the natural gas to market, natural gas will no longer flow into the pipeline. Compression equipment is also applied along pipelines and gathering systems to boost pressure levels allowing natural gas to be transported to market. Compression is also used to re-inject natural gas into producing oil reservoirs to help lift crude oil to the surface and to enhance overall recovery which is known as a natural gas lift operation. Compression is also used in natural gas storage projects to inject natural gas into underground reservoirs during off-peak seasons for withdrawal later during periods of high demand. Compressors may also be used in combination with crude oil and natural gas production equipment to process and refine crude oil and natural gas into other marketable energy products. In addition, compression services are used for compressing feedstocks in refineries and petrochemical plants, and for refrigeration applications in natural gas processing plants.

Natural gas compression that is used to transport natural gas from the wellhead through the gathering system is considered “field compression.” Natural gas compression that is used during the transportation of natural gas from the gathering systems to storage or the end-user is considered “pipeline compression.” During the production phase, compression is used to boost the pressure of natural gas from the wellhead so that natural gas can flow into the gathering system or pipeline for transmission to processors or end-users. Typically, these applications require portable, low to mid-range horsepower compression equipment located at or near the wellhead. The continually dropping pressure levels in producing natural gas fields require periodic modification and variation of on-site compression equipment.

Compression is also used to increase the efficiency of low capacity natural gas fields by providing a central compression point from which the natural gas can be produced and injected into a pipeline for transmission to facilities for further processing. In an effort to reduce costs for wellhead operators, operators of gathering systems tend to keep the pressure of the gathering systems low. As a result, more pressure is often needed to force the natural gas from the low pressure gathering systems into the higher pressure transportation pipelines. Similarly, as natural gas is transported through a pipeline, compression allows the natural gas to continue to flow through the pipeline to its destination. These applications generally require larger horsepower compression equipment (1,000 horsepower and higher).

We believe outsourcing contract compression services offers customers:

•	the ability to more efficiently meet their changing compression needs over time while limiting their capital investments in compression equipment;

•	access to the compression services provider’s specialized personnel and technical skills, including engineers and field service and maintenance employees, which generally leads to improved production rates;

•	the ability to increase their cash flow by transporting or producing a higher volume of natural gas through decreased compression downtime and reduced operating, maintenance and equipment costs by allowing the compression service provider to efficiently manage their changing compression needs; and

•	the flexibility to deploy their capital on projects more directly related to their primary business by reducing their compression equipment and maintenance capital requirements.

We believe the natural gas contract compression services industry continues to have significant growth potential due to the following factors:

•	according to the Energy Information Administration’s most recent Annual Energy Outlook, natural gas consumption in the United States will increase from 22.7 Tcf in 2007 to 24.6 Tcf in 2012, representing an 8.3% increase during this period and an average annual increase of approximately 1.7%;

•	the aging of producing natural gas fields and natural gas lift crude oil fields in the United States will require more compression to continue producing the same volume of natural gas and crude oil;

•	natural gas production from sources such as longer-lived tight sands, shales, and coalbeds is expected to continue to increase, according to the Energy Information Administration, and production from these sources requires significantly more compression than generally required for traditional sources of natural gas production; and

•	natural gas producers, transporters and processors continue to outsource their natural gas compression requirements.

BUSINESS

Overview

We provide our customers with turn-key natural gas contract compression services to maximize their natural gas and crude oil production, throughput and cash flow. Our integrated solutions include a comprehensive assessment of a customer’s natural gas compression needs and the design and installation of a compression system that addresses those particular needs. We are responsible for the installation and ongoing operation, service, and repair of our compression units, which we modify as necessary to adapt to our customers’ changing operating conditions. We guarantee our customers 98% mechanical availability of our compression units for land installations and 96% mechanical availability for over-water installations. Our commitment to this high level of mechanical availability enables our customers to benefit from the incremental cash flow generated by higher sustained levels of throughput. CDM Operating has averaged mechanical availability in excess of 98% since inception for land installations and also for over-water installations.

We were formed in May 2007 by CDMR Holdings to own a 53.0% interest in and to control CDM Operating. CDM Operating has been providing natural gas contract compression services since 1997 and currently operates in the states of Texas, Louisiana and Arkansas. As of March 31, 2007, CDM Operating operated 527 revenue generating compression units comprising approximately 445,444 aggregate horsepower. CDMR Holdings will control us through its ownership of our general partner, and will indirectly control CDM Operating through our ownership of CDM Operating’s general partner.

Natural gas compression is a mechanical process whereby the pressure of a volume of natural gas is increased to facilitate the movement of the natural gas. Natural gas compression is often essential to the production of natural gas and crude oil and the transportation of natural gas. We believe that by outsourcing their natural gas compression requirements to us, our customers can increase their cash flow through increased natural gas and crude oil production and throughput as a result of increased mechanical availability of our compression units, reduced operating expenses, reduced maintenance expenses, and reduced capital investment in equipment. We focus on meeting the complex needs required in field-wide compression applications, as opposed to targeting the compression needs of individual wells within a field. These field-wide applications include compression for natural gas gathering for sales, natural gas lift for crude oil production, natural gas storage and natural gas processing. Our focus on field-wide applications allows us to design and install customer-specific solutions that generally involve multiple large horsepower compression units. These large horsepower applications generally result in long-term installations that we believe improve the stability of our cash flow. Substantially all of CDM Operating’s customers that have contracted for services since its formation in 1997 remain active customers today.

Our contracts typically have initial terms ranging from one to five years and provide for either a fixed monthly fee for our natural gas contract compression services, which we refer to as fixed fee contracts, or a fee based on the volume of natural gas compressed in a month, which we refer to as throughput contracts. We do not have direct exposure to natural gas commodity price risk because we do not take title to the natural gas we compress and because the natural gas we use as fuel for our compressors is supplied by our customers without cost to us. Our indirect exposure to short-term volatility in natural gas and crude oil commodity prices is mitigated because natural gas and crude oil production, rather than exploration, is the primary demand driver for our natural gas contract compression services, and because our focus on field-wide applications reduces our dependence on individual well economics. At March 31, 2007, approximately 94% of our revenue generating horsepower was associated with field-wide compression services compared to approximately 6% associated with individual wellhead and other applications.

Business Strategies

Our business objectives are to generate stable cash flows that will allow us to make the minimum quarterly distribution to our unitholders and to increase our quarterly cash distributions per unit over time by executing the following strategies:

•	Continue to maximize our customers’ cash flow. Our primary strategy is to maintain and grow our business by increasing our customers’ cash flow by optimizing their production and throughput of natural gas and crude oil by providing compression and other throughput solutions along with superior service. We do this by (i) guaranteeing and achieving 98% mechanical availability of our natural gas contract compression equipment for land installations and 96% mechanical availability for over-water installations, (ii) designing compressor packages specific to the needs of our customers, and (iii) monitoring our customers’ throughput over time and modifying our compression services and recommending other changes, such as the design and configuration of their infrastructure, to maximize their production.

•	Continue to deliver strong organic growth. We believe that organic growth is generally the most cost effective growth method for us. We seek to achieve organic growth by increasing our business with existing customers, obtaining new customers in our existing areas of operations and expanding our operations into new geographic areas. We manage our growth in a disciplined manner by focusing on geographic areas where we can achieve economies of scale through high density operations and on customers with whom we can build valuable long-term relationships. We will expand into new operating areas if we can obtain significant horsepower commitment and can identify compression service needs in the area that provide opportunity for future growth of our business. CDM Operating has successfully used this disciplined approach over the last ten years to expand its natural gas contract compression services operations into many of the producing basins and fields in Texas and Louisiana, and most recently, Arkansas. We believe there are numerous potential new customers in our existing areas of operation that can benefit from our services and expertise and that there are geographic areas in which we do not currently operate that offer significant opportunities for our future expansion.

•	Continue to manage our operating costs and expenses. We intend to continue to adhere to our operating philosophy and decentralized organizational structure, which we believe empower our field-level operating personnel to maximize our effectiveness in serving our customers and to minimize our operating costs. Our operating philosophy, grounded in our standardized fleet, and our field-level operating structure, founded on unit level accountability, allow us to deliver our contracted mechanical availability while managing costs effectively.

•	Take advantage of selective acquisition opportunities. While our principal growth strategy will continue to be organic growth through CDM Operating, we may, individually or through CDM Operating, pursue selective acquisition opportunities that are compatible with our operating philosophy, fleet standards and geographic plans, and meet our long-term business objectives. We believe recent consolidation in the industry provides an opportunity for us to increase our customer base while these competitors integrate their businesses, and may initiate opportunities for us to acquire businesses complementary to ours that may want to take advantage of the consolidation trend. If offered, we may exercise our right of first offer to purchase CDMR Holdings’ 47.0% limited partner interest in CDM Operating, although CDMR Holdings is not obligated to sell such interest and we are not obligated to purchase any additional interest.

Competitive Strengths

We believe that we are well positioned to successfully execute our business strategies because of the following competitive strengths:

•	Experienced management team with proven ability to deliver strong organic growth. Our management team includes senior officers of CDMR Holdings, including the founders of CDM Operating who each have over 25 years of experience in the natural gas contract compression services or energy industries.

This management team has successfully grown CDM Operating’s in-service fleet from 103,062 horsepower at December 31, 2002 to 445,444 horsepower at March 31, 2007. This organic growth was created as a result of our management’s commitment to maximize customer cash flows by delivering outstanding mechanical availability, turn-key customer solutions and superior service.

•	Modern and efficient compressor fleet. Our highly standardized compressor fleet provides us with significant operational efficiencies and flexibility. Approximately 65% of our revenue generating horsepower at March 31, 2007 was purchased new, since December 31, 2003. We believe the young age and overall composition of our compressor fleet results in fewer mechanical failures, lower fuel usage (a direct cost savings for our customers), and reduced environmental emissions. In addition, in developing and maintaining our standardized fleet, we have acquired increased technical proficiency in predictive and preventive maintenance and overhaul operations on our equipment, which helps us to achieve our mechanical availability commitments.

•	Large horsepower installations with long-term commitments. The large horsepower applications on which we focus generally result in long-term installations with our customers, which we believe improves the stability of our cash flows. Our contracts generally have initial terms ranging from one to five years.

•	Stable and growing fee-based cash flows. We charge our customers either a fixed monthly fee for our natural gas contract compression services, regardless of the volume of natural gas we compress in that month, or a fee based on the volume of natural gas compressed per month. Approximately 66% and 75% of our revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively, were generated under fixed fee contracts and the balance was generated under throughput contracts. We believe the longer-term nature of our contracts combined with a high level of fixed fee contracts reduce volatility and enhance our ability to generate relatively stable, predictable cash flow.

•	Long-standing customer relationships. CDMR Holdings has developed long-standing customer relationships by delivering outstanding run-time availability, customer solutions and superior service, and by effectively adapting to our customers’ continually changing field compression needs. Substantially all of CDM Operating’s customers that have contracted for services since its formation in 1997 remain active customers today. These relationships provide a strong platform for continued organic growth as we respond to our customers’ increasing and dynamic natural gas compression needs.

Our Relationship with CDMR Holdings

CDMR Holdings provides a comprehensive range of natural gas contract compression services and natural gas processing services to the natural gas and crude oil industries. Its natural gas contract compression services business has been conducted by CDM Operating since 1997, and its natural gas processing business has been conducted since 2005 by a separate subsidiary, CDM MAX, LLC, which owns and operates two 600 MMcf/d natural gas processing plants in Louisiana. CDMR Holdings will continue to own and operate CDM MAX, LLC following this offering, and we will have no ownership interest in CDM MAX, LLC. CDM Operating provides natural gas contract compression services to CDM MAX, LLC and will continue to provide such services following this offering. Following the closing of this offering, our relationship with CDMR Holdings and its affiliates will be governed by an omnibus agreement between us, CDMR Holdings and its affiliates. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Following this offering, CDMR Holdings, through its ownership of our general partner, will be responsible for conducting our business and managing our operations and those of CDM Operating, and will provide us with all technical, operational and administrative support necessary to conduct our business. CDMR Holdings is owned by members of its senior management and by entities affiliated with Carlyle/Riverstone Global Energy and Power Fund II, L.P., a private equity fund the general partner of which is jointly controlled by Riverstone Holdings L.L.C. and The Carlyle Group. The senior management team of CDMR Holdings includes Randy Craft, Randy Dean and David Marrs, founders of CDM Operating, each of whom has more than 25 years experience in the natural gas contract compression services or energy industries and will continue to serve as senior officers of our general partner.

CDMR Holdings will have a significant economic interest in us through its ownership of 1,050,000 common units and 5,551,724 subordinated units, representing a 47.6% limited partner interest in us, and its ownership of our general partner that owns a 2.0% general partner interest in us and all of our incentive distribution rights. CDMR Holdings will also own a 47.0% limited partner interest in CDM Operating.

CDMR Holdings intends to offer us the opportunity to purchase its 47.0% limited partner interest in CDM Operating, although it is not obligated to do so. In accordance with the omnibus agreement between us, CDMR Holdings, and other affiliates to be entered into in connection with the closing of this offering, CDMR Holdings will be required to offer us the right to purchase any part of its 47.0% limited partner interest in CDM Operating before it can sell that interest to anyone else. We refer to our purchase right as a right of first offer. The consummation and timing of any future purchases by us of this interest in CDM Operating will depend upon, among other things, our and CDMR Holdings’ compliance with debt agreements, our reaching an agreement with CDMR Holdings regarding the terms of such purchase, which will require the approval of the conflicts committee of our general partner’s board of directors, and our ability to obtain financing on acceptable terms. Although we will have the right of first offer for the purchase CDMR Holdings’ interest in CDM Operating, we are not obligated to purchase any additional interest in CDM Operating from CDMR Holdings.

All future growth of our natural gas contract compression services business will occur in CDM Operating or future subsidiaries of ours. Under the omnibus agreement, CDMR Holdings will agree, and will cause its controlled affiliates to agree, not to compete with us and our subsidiaries by offering or providing natural gas contract compression related services except through CDM Operating. The non-competition restrictions will not apply to (and therefore will not prevent) competition by Riverstone Holdings LLC, The Carlyle Group or any of their affiliated funds or portfolio companies (except as specifically described above with respect to CDMR Holdings and its controlled affiliates).

Our Operations

Contract Compression Services

The natural gas contract compression services we provide include designing, sourcing, owning, insuring, installing, operating, servicing, repairing and maintaining compression units and related equipment to provide 98% mechanical availability to our customers for land installations and 96% mechanical availability for over-water installations. We do not rent or lease our compressors to our customers and we do not own any fabrication facilities.

Our Compressor Fleet

Our compressor fleet consists of specially engineered compression units that utilize standardized components, principally engines manufactured by Caterpillar, Inc. and compressor frames manufactured by Ariel Corporation, which can be modified as needed for specific customer applications. Approximately 65% of our revenue generating horsepower at March 31, 2007 was purchased new since December 31, 2003. This modern, standardized compressor fleet is weighted on a horsepower basis toward larger units with more than 1,000 horsepower, primarily the Caterpillar 3606 engine class, which averages 1,772 horsepower per unit, and the Caterpillar 3516 engine class, which averages 1,298 horsepower per unit. We believe the young age and overall composition of our compressor fleet results in fewer mechanical failures, lower fuel usage (a direct cost savings for our customers), and reduced environmental emissions.

The following chart and tables set forth certain information regarding CDM Operating’s revenue generating natural gas compressor fleet (in which we own a 53.0% interest) as of March 31, 2007 and prior periods as indicated:

	Total Revenue	Percentage of
	Generating	Revenue Generating	Number of
Horsepower Range	Horsepower	Horsepower	Units

0 - 499	32,748	7.4%	203
500 - 999	55,726	12.5%	89
1,000 and over	356,970	80.1%	235

Total(1)	445,444	100.0%	527

(1)	Includes compression units that CDM Operating finances under capital leases or uses under operating leases, all of which CDM Operating intends to purchase at or prior to the closing of this offering.

	Year Ended					Three Months
	December 31, 2006					Ended
	2002	2003	2004	2005	2006	March 31, 2007

Average horsepower per revenue generating compression unit	904	921	963	892	876	845
Horsepower utilization:
At period end	99.8%	99.7%	96.7%	94.1%	96.5%	97.7%
Average for the period	99.1%	99.5%	97.6%	97.2%	96.6%	97.7%

Our compression units are generally monitored on a daily basis and subject to weekly, monthly and annual maintenance schedules. Each of our compression units is subjected to rigorous diagnostic analyses, including lubricating oil analysis and engine exhaust emission analysis. These diagnostic and maintenance procedures are designed to allow our field technicians to identify potential problems and act on them before such problems result in downtime. A substantial majority of our horsepower is monitored remotely by satellite to supplement our technicians’ on-site monitoring visits. Our experience shows that these procedures maximize equipment life and improve mechanical availability. Generally, we expect each of our compression units to undergo a major overhaul once every eight to ten years for our larger horsepower units (1,000 horsepower or more) and on average every five years for smaller horsepower units. A major overhaul involves the periodic scheduled rebuilding of the unit to materially extend its economic useful life or to enhance the unit’s ability to fulfill broader or different natural gas contract compression applications. Because our compression units have come on line at various times, we expect that we will be able to schedule overhauls in a way to avoid excessive maintenance capital expenditures and downtime of our compression units in any particular period.

The primary focus of our natural gas contract compression services is to enable our customers to maximize the cash flow of their producing natural gas and crude oil properties. This is achieved through increased mechanical availability of our compression units, reduced operating expenses, reduced maintenance expenses, and reduced capital investment in equipment. We guarantee our customers 98% mechanical availability of our natural gas contract compression units for land installations, and 96% mechanical availability for over-water installations. To attain this level of mechanical availability requires both predictive and preventive maintenance by our field operations personnel. If a compression unit requires maintenance, overhaul or reconfiguration, our field technicians take action and complete the task in a manner to maintain our mechanical availability commitment. Our field operation areas are configured and staffed with personnel, tools and parts as needed to achieve our mechanical availability commitment.

The value of providing a customer increased mechanical availability for compression units can be seen from the graph below demonstrating the estimated incremental revenue that can be generated based on a 3% increase in mechanical availability and the resulting throughput. The example shows that a producer with the assumed production characteristics could generate approximately $2.3 million per year in additional gross revenues if the producer had 98% mechanical availability of compression units as compared to 95% mechanical availability. The annual revenue increase assumes a natural gas price of $7.00 per Mcf (equivalent to 1,000 British thermal units) and a daily field gas production volume of 30 MMcf. This volume of field gas production is assumed to be compressed using five compression units driven by the Caterpillar 3516 series engine with an average of 1,375 horsepower per engine. Additionally, this example assumes no increase in liquids revenue, royalty, severance taxes or compression fees. This increased potential revenue is independent of other cost savings a producer may experience resulting from outsourcing natural gas contract compression services to us, and we believe these economics are a compelling value proposition for our customers.

General Contract Compression Contract Terms

The following discussion describes the material terms generally common to our compression service contracts. We generally enter into a new contract with respect to each distinct application for which we will provide contract compression services.

Term and Termination.  Our contracts typically have an initial term between one and five years, after which the contract continues on a month-to-month basis until terminated by us or our customers upon notice as provided for in the applicable contract.

Mechanical Availability.  Our contracts generally provide that our equipment will be capable of performing in accordance with contract specifications not less than 98% of the time. Over-water installations, however, usually provide for a 96% mechanical availability commitment to account for the additional time required to access over-water installations. We believe that our definition of mechanical availability is a more stringent approach than that used by many of our competitors. We define mechanical availability as the percentage of time in a given period that a compression unit is running or is mechanically available to run. Mechanical availability is reduced by instances of “down time” that are attributable to anything other than events of force majeure or acts or failures to act by the customer. “Down-time” under our contracts usually begins when a unit ceases operating, rather than beginning when we receive notice of the problem. Down-time due to scheduled maintenance is considered our responsibility and counts against our mechanical availability commitment. As a consequence of our mechanical availability guarantee, and our computation methods for mechanical availability, we are incentivized to practice predictive and preventive maintenance on our fleet as well as promptly respond to a problem to meet our contractual commitment and ensure our customers the throughput on which their business and our service relationship is based.

Fees and Expenses.  Our customers pay either a fixed monthly fee, or a fee based on the volume of natural gas actually compressed. We are not responsible for acts of force majeure and our customers generally are required to pay our monthly fee for fixed fee contracts, or a minimum fee for throughput contracts, even during periods of limited or disrupted production. We are generally responsible for the costs and expenses associated with operation and maintenance of our compression equipment, such as providing necessary lubricants, although certain fees and expenses are the responsibility of our customers under the terms of their contracts. For example, all fuel gas is provided by our customers without cost to us, and in many cases customers are required to provide all water and electricity, while lubricants in certain cases may be provided by the customer. We are also reimbursed by our customers for certain ancillary expenses such as trucking, crane and installation labor costs, depending on the terms agreed to in a particular contract.

Service Standards and Specifications.  We commit to provide natural gas contract compression services under turn-key service contracts, which typically provide that we will supply all compression equipment, tools, parts, service and support. Our contracts do not govern the compression equipment we will use; instead, we determine what equipment is necessary to perform our contractual commitments.

Title; Risk of Loss.  We own or lease all compression equipment we use to provide compression services, and we normally bear the risk of loss or damage to our equipment and tools and injury or death to our personnel.

Insurance.  Our contracts typically provide that both we and our customers are required to carry general liability, worker’s compensation, employers’ liability, automobile and excess liability insurance with respect to a particular project.

Marketing and Sales

Our marketing and client service functions are performed on a coordinated basis by our general partner’s sales and field technicians. Salespeople and field technicians qualify, analyze and scope new compression applications as well as regularly visit our customers to ensure customer satisfaction, to determine a customer’s current needs related to services currently being provided and to determine the customer’s future compression services requirements. This ongoing communication allows us to quickly identify and respond to our customers’ natural gas compression requirements.

Customers

Our customers consist of more than 40 companies in the natural gas and crude oil industries throughout the States of Texas, Louisiana and Arkansas, including natural gas producers, processors and gatherers. Our only customers for the year ended December 31, 2006 from which we derived 10% or more of our revenue were Hilcorp Energy Corp. and T-C Oil Company. Contracts with those companies contributed 36.1% and 10.7% of CDM Operating’s revenue for that period, respectively.

Suppliers and Service Providers

The principal manufacturers of components for our natural gas compression equipment include Caterpillar, Inc. for engines, Air-X-Changers for coolers, and Ariel Corporation for compressors and frames. Although we rely primarily on these suppliers, we believe alternative sources for natural gas compression equipment are generally available if needed, although relying on alternative sources may change the standardized nature of our fleet. We have not experienced any material supply problems to date, although lead-times for Caterpillar engines have recently been lengthening due to increased demand and supply allocations imposed on equipment packagers and end-users by Caterpillar.

Competition

The natural gas contract compression services business is highly competitive. We face competition from large national and multinational companies with greater financial resources and, on a regional basis, from numerous smaller companies. Our main competitors in the natural gas contract compression business, based on horsepower, are Hanover Compressor Company, Universal Compression Holdings, Inc. (or Exterran Holdings, Inc. following its merger with Hanover Compressor Company), Universal Compression Partners, L.P., Compressor Systems, Inc., USA Compression and J-W Operating Company. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Non-competition” for more information about the non-competition provisions we will enter into with CDMR Holdings in connection with the closing of this offering.

We believe that we compete effectively on the basis of the mechanical availability of our compression units, the quality and reliability of our compression units, customer service, including our access to trained personnel, price, technical expertise and our ability and flexibility to meet our customers’ natural gas compression needs. We believe our focus on using our technical expertise to address our customers’ more complex natural gas production and processing needs related primarily to field-wide compression applications differentiates our services from many of our competitors that target smaller horsepower jobs related to individual wellheads that normally have shorter contract terms.

Currently all of our operations are in the States of Texas, Louisiana and Arkansas. We believe our track record of organic growth throughout these states demonstrates our ability to compete effectively with larger companies also operating in these areas.

Seasonality

Our results of operations have not historically reflected any material seasonal tendencies, nor do we currently have reason to believe seasonal fluctuations will have a material impact in the foreseeable future.

Insurance

We believe that our insurance coverage is customary for the industry and adequate for our business. As is customary in the natural gas services industry, we review our safety equipment and procedures and carry insurance against most, but not all, risks of our business. Losses and liabilities not covered by insurance would increase our costs. The natural gas contract compression business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of gas or well fluids, fires and explosions or environmental damage. To address the hazards inherent in our business, we maintain insurance coverage that includes physical damage coverage, third-party general liability insurance, employer’s liability, environmental and pollution and other coverage, although coverage for environmental and pollution-related losses is subject to significant limitations. Under the terms of our standard natural gas contract compression services contract, we are responsible for the maintenance of insurance coverage on our compression equipment.

Environmental and Safety Regulations

We are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of human health, safety and the environment. Compliance with these environmental laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations. Moreover, failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of remedial obligations, and the issuance of injunctions delaying or prohibiting operations. While we believe that our operations are in substantial compliance with applicable environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on us, there is no assurance that this trend of compliance will continue in the future. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in, or more stringent enforcement of, these laws and regulations that result in more stringent and costly pollution control equipment, waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

The following is a discussion of material environmental and safety laws that relate to our operations:

Air Emissions.  The Clean Air Act or “CAA” and comparable state laws regulate emissions of air pollutants from various industrial sources, including natural gas compressors, and also impose certain monitoring and reporting requirements. Such emissions are regulated by air emissions permits, which are applied for and obtained through the various state or federal regulatory agencies. Our standard Natural Gas Compression Contract used in the leasing of our natural gas compressors to third party customers on their properties typically provides that the customer is responsible for obtaining air emissions permits and assuming the environmental risks related to site operations. Increased obligations of operators to reduce air emissions of nitrogen oxides and other pollutants from internal combustion engines in transmission service are expected to be enacted by governmental authorities. For example, the Texas Commission on Environmental Quality or “TCEQ” adopted a rule in May 2007 that further restricts the level of nitrogen oxides that may be emitted from stationary gas-fired reciprocating internal combustion engines situated in specified counties in the Dallas-Fort Worth eight hour ozone non-attainment area. This area includes Denton, Johnson, Parker and Tarrant Counties where approximately 9% of CDM Operating’s compressor fleet (by revenue generating horsepower) was located as of March 31, 2007. The rule, which became effective in June 2007, will be implemented in 2009 and 2010. Such increased obligations, including those adopted in the TCEQ rulemaking, currently are not expected to have a material adverse effect on our operations or financial condition. Nevertheless, there can be no assurance that future requirements compelling the installation of more sophisticated emission control equipment would not have a material adverse impact. In any event, we believe that in most cases, the costs incurred in complying with these obligations would be allocated to our customers under our customer contracts. Moreover, we expect that such requirements would not have any more significant effect on our operations or financial condition than on any similarly situated company providing contract compression services.

Further, recent scientific studies have suggested that emissions of certain gases, including carbon dioxide and methane, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide a byproduct of the burning of natural gas, are examples of greenhouse gases. In response to such studies, the U.S. Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, several states have already passed laws, adopted regulations or undertaken regulatory initiatives to reduce the emission of greenhouse gases, primarily through the planned development of emission inventories and/or regional cap and trade programs. Also, as a result of the U.S. Supreme Court’s decision on April 2, 2007 in Massachusetts v. EPA, the U.S. Environmental Protection Agency or “EPA” may be required to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks) even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. The Court’s holding in Massachusetts that greenhouse gases fall under the federal Clean Air Act’s definition of “air pollutant” may also result in future regulation of greenhouse gas emissions from stationary sources under certain Clean Air Act programs. Passage of climate control legislation by Congress or various states of the U.S. or the adoption of regulations by the EPA and analogous state agencies that restrict or otherwise regulate emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations and demand for our services.

Water Discharge.  The Clean Water Act or “CWA” and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States, including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The Clean Water Act also requires the development and implementation of spill prevention, control, and countermeasures, including the construction and maintenance of containment berms and similar structures, if required, to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak at such facilities. Our compression operations do not generate process wastewaters that are discharged to waters of the U.S. In any event, our customers assume responsibility under the Natural Gas Compression Contract for obtaining such discharge permits that may be required under the CWA.

Solid Waste.  The Resource Conservation and Recovery Act or the “RCRA” and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes that we generate including, but not limited to, used oil, antifreeze, filters, sludges, paint, solvents, and sandblast materials. The EPA and various state agencies have limited the approved methods of disposal for these types of wastes.

Site Remediation.  The Comprehensive Environmental Response, Compensation and Liability Act or “CERCLA” and comparable state laws impose strict, joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances released at the site. Under CERCLA, such persons may be liable for the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. While we generate materials in the course of our operations that may be regulated as hazardous substances, we have not received notification that we may be potentially responsible for cleanup costs under CERCLA.

While we do not currently own or lease any material facilities or properties for storage or maintenance of our inactive compression units, we may use third-party properties for such storage and possible maintenance and repair activities. In addition, our active compression units typically are placed on properties owned or leased by third-party customers and operated by us pursuant to terms set forth in the natural gas contract compression services contracts executed by those customers. Under most of our natural gas contract compression services contracts, our customers must contractually indemnify us for certain damages we may suffer as a result of the release into the environment of hazardous and toxic substances. We are not currently responsible for any remedial activities at any properties used by us; however, there is always the possibility that our future use of those properties may result in spills or releases of petroleum hydrocarbons, wastes, or other regulated substances into the environment that may cause us to become subject to remediation costs and liabilities under CERCLA, RCRA or other environmental laws. We cannot provide any assurance that the costs and liabilities associated with the future imposition of such remedial obligations upon us would not have a material adverse effect on our operations or financial position.

Safety and Health.  The Occupational Safety and Health Act, or “OSHA,” and comparable state laws strictly govern the protection of the health and safety of employees. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and, as necessary, disclose information about hazardous materials used or produced in our operations to various federal, state and local agencies, as well as employees.

Properties

We do not currently own or lease any material facilities or properties for storage or maintenance of our units. Pursuant to our omnibus agreement, we reimburse CDMR Holdings for our pro rata portion of the costs and expenses incurred by CDMR Holdings associated with CDM Operating’s business.

Employees

We do not have any employees. We will be managed and operated by the officers and directors of CDM GP, LLC, the general partner of our general partner. As of June 30, 2007, CDM GP, LLC or its affiliates employed approximately 245 people who will provide direct or indirect support for our operations. We will provide reimbursement for the cost of those employees. CDM GP, LLC and its affiliates consider their employee relations to be good.

Legal Proceedings

From time to time we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings which, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT OF CDM RESOURCE PARTNERS, L.P.

Because our general partner is a limited partnership, its general partner, CDM GP, LLC, will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. The directors of CDM GP, LLC will oversee our operations. Unitholders will not be entitled to elect the directors of CDM GP, LLC or directly or indirectly participate in our management or operation.

Upon the closing of this offering, CDM GP, LLC will have seven directors, one of whom (               ) will be independent as defined under the independence standards established by the New York Stock Exchange. In compliance with the rules of the New York Stock Exchange, a second independent director will be appointed to the board of directors of CDM GP, LLC within 90 days of listing and a third independent director will be appointed within twelve months of listing. The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee.

At least two members of the board of directors of CDM GP, LLC will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest between us and CDMR Holdings. Messrs.            and           will serve as the initial members of the conflicts committee. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including CDMR Holdings, and must meet the independence and experience standards established by the New York Stock Exchange and the Exchange Act to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

In addition, CDM GP, LLC will have an audit committee of at least three directors who meet the independence and experience standards established by the New York Stock Exchange and the Exchange Act. Mr.            will serve as the initial independent member of the audit committee and Messrs.            and           will serve as initial members of the audit committee until additional independent directors are appointed to the board of directors of CDM GP, LLC. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

CDM OLP GP, LLC, the general partner of CDM Operating, is a member-managed limited liability company wholly owned by us, and as a consequence we will control the operations and activities of CDM Operating.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of CDMR Holdings. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of CDMR Holdings. CDMR Holdings intends to seek to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. We will also utilize a significant number of other employees of CDMR Holdings to operate our business and provide us with general and administrative services. We will reimburse CDMR Holdings for allocated expenses of operational personnel who perform services for our benefit, and for allocated general and administrative expenses. Please read “— Reimbursement of Expenses of Our General Partner.”

Directors and Executive Officers

The following table shows information regarding the current directors, director nominees and executive officers of CDM GP, LLC. Directors are elected for one-year terms.

Name	Age	Position with CDM GP, LLC

Randall H. Dean	51	President and Chief Executive Officer and Director
Richard W. Fairchild, Jr.	63	Chief Financial Officer and Director
Randy J. Craft	52	Chief Operating Officer
David G. Marrs	53	Executive Vice President and Director
Pierre F. Lapeyre, Jr.	44	Director
Gregory A. Beard	35	Director
Leigh Ann Ryan	32	Director

Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Randall H. Dean has served as President and Chief Executive Officer, and a director of, CDM GP, LLC since May 2007. Mr. Dean has served as President and Chief Executive Officer of CDM Operating since co-founding it in 1997. Prior to co-founding CDM Operating, Mr. Dean was employed by Contract Compression, Inc. (“CCI,” later known as Astra Resources Compression, Inc.), where he served as General Manager from 1993 to 1995 and as Vice President of Sales and Marketing from 1988 to 1993. Prior to joining CCI, Mr. Dean was general manager of sales and marketing at Production Operators, Inc. Mr. Dean has over 30 years of marketing and general management experience in the energy industry. Mr. Dean holds a Bachelor of Science degree in Mechanical Engineering from Lamar University in Beaumont, Texas.

Richard W. Fairchild, Jr. has served as Chief Financial Officer and a director of CDM GP, LLC since May 2007. Mr. Fairchild served as Chief Financial Officer and General Counsel of CDM Operating since August 2004. Prior to joining CDM Operating in August 2004, Mr. Fairchild served as outside counsel for CDM Operating from its inception in 1997, and has been involved with all of its organizational, contractual and financial matters. Mr. Fairchild holds a Bachelor of Business Administration degree in Accounting from the University of Texas and attended the Bates College of Law at the University of Houston. Mr. Fairchild was a licensed CPA in the State of Texas from August 1971 until September 1998 (when his license lapsed) and is licensed to practice law in the State of Texas.

Randy J. Craft has served as Chief Operating Officer of CDM GP, LLC since May 2007. Mr. Craft has served in various management capacities since co-founding CDM Operating in 1997, including Chief Operating Officer since April 2007, Vice President — Operations from July 2005 through April 2007, Vice President — Sales and International Business Development from May 2003 through June 2005, Vice President — Sales from January 2003 through May 2003, and Vice President — Operations prior thereto. Prior to co-founding CDM Operating, Mr. Craft was employed by Contract Compression, Inc., where he served in various managerial positions from 1979 to 1995, most recently as Vice President of Operations. Prior to joining CCI, Mr. Craft was employed by Production Operators, Inc. from 1976 to 1979. Mr. Craft has over 31 years of experience in the natural gas compression industry both domestically and internationally.

David G. Marrs has served as Executive Vice President, and a director, of CDM GP, LLC since May 2007. Mr. Marrs has served in various management capacities since co-founding CDM Operating in 1997, including Executive Vice President since April 2007, Vice President — Sales from July 2005 through April 2007, and Vice President — Planning and Corporate Development from 1997 through June 2005. Prior to co-founding CDM Operating, Mr. Marrs was employed by Contract Compression, Inc., where he served as Manager of Business Development from January 1995 to December 1995. Mr. Marrs has over 29 years of experience in the energy industry. Mr. Marrs holds a Bachelor of Science degree from the University of Houston.

Pierre F. Lapeyre, Jr. has served as a director of CDM GP, LLC since May 2007, and as a director of the general partner of CDM Operating since May 2003. Mr. Lapeyre is a founder and Senior Managing Director of Riverstone Holdings, LLC (“Riverstone”). Prior to founding Riverstone in 2000, Mr. Lapeyre was a Managing Director of Goldman, Sachs & Co. in its Global Energy & Power Group. Mr. Lapeyre holds a Bachelor of Science degree in finance/economics from the University of Kentucky and an MBA from the University of North Carolina at Chapel Hill. Mr. Lapeyre serves on the boards of directors (or equivalent governing bodies) of Legend Natural Gas II, LP, Legend Natural Gas III, LP, Topaz Power Group, LLC, Cobalt International Energy, L.P., FDR Holdings Limited, Frontier Driller, Ltd., Green Earth Fuels, LLC, Bottle Rock Power, LLC, ThermaSource, LLC, C/R Jade Energy, LLC, 4Gas International, Targe Energy LLC, Collingwood Ethanol, L.P., Coastal Carolina Clean Power, LLC, Moreno Group Holdings, LLC, Titan Specialties, Ltd., Stallion Oilfield Services, Inc., Niska GS Holdings I, L.P., Niska GS Holdings II, L.P. and Knight Holdco LLC.

Gregory A. Beard has served as a director of CDM GP, LLC since May 2007, and as a member of the Operating Committee of CDM Operating since May 2003. Mr. Beard is a Managing Director of Riverstone. Prior to joining Riverstone in 2000, Mr. Beard was an Associate with Asen and Company, a privately held investment firm. Prior to joining Asen, Mr. Beard was associated with DC Investment Partners, a Nashville, Tennessee-based investment firm, and was also a Financial Analyst at Goldman, Sachs & Co. Mr. Beard holds a Bachelor of Arts degree from the University of Illinois at Urbana. Mr. Beard serves on the boards of directors (or equivalent governing bodies) of Vantage Energy, LLC, International Logging, Inc., Legend Natural Gas II, LP, Legend Natural Gas III, LP, Phoenix Exploration Company LP, Virginia Uranium, Inc. and Targe Energy LLC.

Leigh Ann Ryan has served as a director of CDM GP, LLC since May 2007. Mrs. Ryan is a Principal of Riverstone. Prior to joining Riverstone in 2001, Mrs. Ryan was with Simmons & Company International, a Houston, Texas-based privately held investment firm specializing in advising companies across all sectors of the energy industry. Prior to joining Simmons & Company, Mrs. Ryan was a Financial Analyst in the Corporate Finance and Business Development Groups of Pioneer Natural Resources Company and its predecessor, MESA, Inc. Mrs. Ryan holds a Bachelor of Arts degree and a Bachelor of Business Administration degree from Southern Methodist University. Mrs. Ryan is a Chartered Financial Analyst. Mrs. Ryan serves on the boards of directors (or equivalent governing bodies) of International Logging, Inc., Moreno Group Holdings, LLC and Phoenix Exploration Company.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of us. Under the terms of the omnibus agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf, including the compensation of employees of CDM GP, LLC or its affiliates that perform services on our behalf. These expenses include all expenses necessary or appropriate to the conduct of our business and that are allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. There is no cap on the amount that may be paid or reimbursed to our general partner or its affiliates for compensation or expenses incurred on our behalf, except that our omnibus agreement will provide that until December 31, 2008, CDMR Holdings will bear our public-company related costs and expenses that exceed $1.5 million per fiscal year or a pro-rata portion in the event of a partial year. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Provision of Services Necessary to Operate Our Business.”

Executive Compensation

We, our general partner, and CDM GP, LLC, the general partner of our general partner, were formed in May 2007. Neither we nor our general partner have any employees and therefore we have not accrued any obligations with respect to salary, bonus, management incentive, or retirement benefits for directors, executive officers and employees for the 2006 fiscal year or year to date in 2007. The compensation of our executive officers will be set by the compensation committee of the board of directors of CDM GP, LLC and ratified by its board of directors. We will be managed by the employees of CDM GP, LLC, and all benefit plans, including health care insurance, 401(k) plan, life insurance and disability insurance will be provided by CDM GP, LLC. The costs and expenses of the benefit plans will be allocated to us under the omnibus agreement entered into at the closing of this offering between us, CDMR Holdings and its affiliates.

It is the current intention that CDM GP, LLC will initially have four executive officers as listed above. The officers and employees of CDM GP, LLC may participate in employee benefit plans and arrangements sponsored by it. CDM GP, LLC has not entered into any employment agreements with our key personnel, including the four executive officers listed above, but employment agreements will be entered into prior to the closing of this offering with each of these persons and those employment agreements will be ratified by the board of directors of our general partner.

We anticipate that our board of directors will grant awards to our officers, outside directors and certain employees pursuant to the Long-Term Incentive Plan described below; however, the board has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted.

Compensation Discussion and Analysis

We do not directly employ any of the persons responsible for managing our business and we do not have a compensation committee. Any compensation decisions that are required to be made by our general partner, CDM RP GP, L.P., will be made by the compensation committee of the board of directors of CDM GP, LLC, the general partner of CDM RP GP, L.P., and ratified by its full board of directors. All of our executive officers will be employees of CDM GP, LLC. Our reimbursement for the compensation of executive officers will be based on the methodology used for allocating general and administration expenses pursuant to the terms and conditions contained in the omnibus agreement.

Following the closing of this offering, we expect that our Chief Executive Officer (Randy Dean), our Chief Financial Officer (Richard Fairchild) and two other persons, Randy Craft and David Marrs, referred to herein collectively as the executive officers, will constitute our most highly compensated officers for 2007. Compensation paid or awarded by us in 2007 with respect to our executive officers will reflect only the portion of compensation paid by CDM GP, LLC that is allocated to us pursuant to the allocation methodology contained in the omnibus agreement. The compensation committee of CDM GP, LLC has ultimate decision making authority with respect to the compensation of our executive officers; however, the allocation of the compensation expense to us is subject to the terms and conditions of the omnibus agreement and ratification by CDM GP, LLC’s board of directors. Awards under any long-term incentive plan adopted by our general partner will be recommended by the compensation committee of CDM GP, LLC and approved by its board of directors.

With respect to compensation decisions relating to executive officers, the CDM GP, LLC compensation program must provide overall compensation levels that are competitive enough to attract and retain talented management, while at the same time maintaining reasonable and responsible levels of expense control, and contain a reasonable portion of performance-based compensation to align our executive officers’ interests with the long-term interests of our unitholders.

As mentioned above, our general partner intends to adopt a long-term incentive plan that would provide for long-term equity based awards intended to compensate key employees of our general partner based on the performance of our common units. The cost of any such awards will be allocated to us subject to the terms of the omnibus agreement. Any such unit-based equity compensation awards that we make would be intended to align the recipient’s long-term interests with those of our unitholders.

Compensation of Directors

Officers or employees of CDM GP, LLC or its affiliates who also serve as directors will not receive additional compensation for their service as a director of CDM GP, LLC. Our general partner anticipates that directors who are not officers or employees of CDM GP, LLC or its affiliates will receive compensation for attending meetings of the board of directors and committee meetings. The amount of such compensation has not yet been determined. In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.

Long-Term Incentive Plan

General.  CDM GP, LLC intends to adopt a Long-Term Incentive Plan (the “Plan”) for employees and directors of CDM GP, LLC and its affiliates, including CDMR Holdings, who perform services for us. The summary of the Plan contained herein does not purport to be complete and is qualified in its entirety by reference to the Plan. The Plan provides for the grant of units, restricted units, phantom units, unit options, unit appreciation rights and other unit-based awards and, with respect to phantom units, the grant of distribution equivalent rights, or DERs. Subject to adjustment for certain events, an aggregate of      common units may be delivered pursuant to awards under the Plan. Units that are cancelled, forfeited or are withheld to satisfy CDM GP, LLC’s tax withholding obligations are available for delivery pursuant to other awards. The Plan will be administered by the board of directors of CDM GP, LLC or a committee thereof, which we refer to as the plan administrator.

Unit Awards.  The plan administrator may grant unit awards to eligible individuals. A unit award is an award of common units that are fully vested upon grant and not subject to forfeiture.

Restricted Units and Phantom Units.  A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the grantee receives a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the plan administrator may determine, including the period over which restricted units and phantom units granted will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us, CDMR Holdings or CDM GP, LLC, subject to any contrary provisions in the award agreement.

If a grantee’s employment or membership on the board terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the award agreement or the plan administrator provides otherwise. Common units to be delivered with respect to these awards may be common units acquired by CDM GP, LLC in the open market, common units already owned by CDM GP, LLC, common units acquired by CDM GP, LLC directly from us or any other person, or any combination of the foregoing. CDM GP, LLC will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units with respect to these awards, the total number of common units outstanding will increase.

Distributions made by us with respect to awards of restricted units may, in the plan administrator’s discretion, be subject to the same vesting requirements as the restricted units. The plan administrator, in its discretion, may also grant tandem DERs with respect to phantom units on such terms as it deems appropriate. DERs are rights that entitle the grantee to receive, with respect to a phantom unit, cash equal to the cash distributions made by us on a common unit.

We intend for the restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our general partner will receive remuneration for the units delivered with respect to these awards.

Unit Options and UARs.  The Plan also permits the grant of options and UARs covering common units. Unit options and UARs may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the Plan; however, a unit option or a UARs must have an exercise price equal to the fair market value of a common unit on the date of grant.

Upon exercise of a unit option, CDM GP, LLC will acquire common units in the open market at a price equal to the prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from us or any other person, or use common units already owned by the general partner, or any combination of the foregoing. Upon exercise of a UAR, to the extent the excess of the value of a common unit over the exercise price of the UAR is to be paid in common units, rather than in cash, such common units will be acquired in the same manner as common units for exercised options. CDM GP, LLC will be entitled to reimbursement by us for the difference between the cost incurred by CDM GP, LLC in acquiring the common units and the proceeds received by CDM GP, LLC from an optionee at the time of exercise. Thus, we will bear the cost of the unit options or UAR. If we issue new common units upon exercise of the unit options or UAR, the total number of common units outstanding will increase, and CDM GP, LLC will remit the proceeds it received from the optionee upon exercise of the unit option to us. The Plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of common unitholders.

Other Unit-based Awards.  The plan administrator, in its discretion, may grant other unit-based awards, which are awards that are based upon the value of a common unit or otherwise based upon a common unit. Upon vesting, the award may be paid in common units, cash or any combination thereof as determined by the plan administrator. Common units delivered pursuant to an award will be obtained in the same manner as for options and, like UARs, the cost of the common units will be born by us.

Termination of Long-Term Incentive Plan.  CDM GP, LLC’s board of directors, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the 10th anniversary of the date it was initially approved or when common units are no longer available for delivery pursuant to awards under the Plan. CDM GP, LLC’s board of directors will also have the right to alter or amend the Plan or any part of it from time to time and the plan administrator may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant. Subject to unitholder approval, if required by the rules of the principal national securities exchange upon which the common units are traded, the board of directors of CDM GP, LLC may increase the number of common units that may be delivered with respect to awards under the Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	all of the directors and director nominees of CDM GP, LLC;

•	each executive officer of CDM GP, LLC; and

•	all directors and officers of CDM GP, LLC as a group.

Percentage of
		Percentage of			Percentage of		Common and
	Common	Common		Subordinated	Subordinated		Subordinated
	Units to be	Units to be		Units to be	Units to be		Units to be
	Beneficially	Beneficially		Beneficially	Beneficially		Beneficially
Name of Beneficial Owner(1)	Owned	Owned		Owned	Owned		Owned

CDMR Holdings, LLC(2)	1,050,000	13.0%		5,551,724	100.0%		48.5%
Randall H. Dean(3)			%			%		%
Richard W. Fairchild, Jr.(3)			%			%		%
Randy J. Craft(3)			%			%		%
David G. Marrs, Jr.(3)			%			%		%
Pierre F. Lapeyre, Jr.(2)(3)			%			%		%
Gregory A. Beard(2)(3)			%			%		%
Leigh Ann Ryan(2)(3)			%			%		%
All directors and officers as a group ( persons)			%			%		%

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 20405 Tomball Parkway, Suite 310, Houston, Texas 77070.

(2)	At the closing of this offering CDMR Holdings, LLC will be owned by four entities: two investment limited partnerships affiliated with Carlyle/Riverstone Global Energy and Power Fund II, L.P. (collectively the “Carlyle/Riverstone Entities”), and two entities owned primarily by certain members of the senior management of CDM Operating. The Carlyle/Riverstone Entities and the Management Entities have a % and a % ownership interest in CDMR Holdings, LLC, respectively. The Carlyle/Riverstone Entities are C/R CDM Holdings II, L.P. and C/R CDM Investment Partnership III, L.P. The Carlyle/Riverstone Entities are associated with Riverstone Holdings LLC (“Riverstone”) and The Carlyle Group (“Carlyle”). The address of the Carlyle/Riverstone Entities and Riverstone is 712 Fifth Avenue, 51st Floor, New York, NY 10019. The address of Carlyle is 1001 Pennsylvania Avenue, N.W., Suite 200, Washington, D.C. 20004. The Carlyle/Riverstone Entities are ultimately controlled by a management committee which includes Mr. Lapeyre, who is a director of CDM GP, LLC. Mr. Lapeyre disclaims beneficial ownership of the securities owned by CDMR Holdings, LLC.

(3)	Does not include common units that may be purchased in the directed unit program.

We expect CDMR Holdings to enter into a secured credit and guaranty agreement (the “CDMR Holdings Credit Agreement”). The Partnership will not be a party to the CDMR Holdings Credit Agreement. The CDMR Holdings Credit Agreement will be secured by pledges of substantially all of the assets of CDMR Holdings, including all of the outstanding equity interests of our general partner and CDM GP, LLC. If CDMR Holdings defaults on its obligations under the CDMR Credit Agreement, the lenders could exercise their rights under these pledges, which could result in a future change of control of the Partnership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our general partner and its affiliates will own 1,050,000 common units and 5,551,724 subordinated units representing an aggregate 47.6% limited partner interest in us. In addition, our general partner will own a 2.0% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of CDM Resource Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage
The consideration received by CDMR Holdings and its subsidiaries for the contribution to us of a 53.0% interest in CDM Operating (consisting of a 0.001% general partner interest and a 52.999% limited partner interest)
• 1,050,000 common units; • 5,551,724 subordinated units; • 277,586 general partner units; and • the incentive distribution rights.
Operational Stage
Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to our unitholders pro rata, including our general partner and its affiliates, as the holders of an aggregate 8,050,000 common units and 5,551,724 subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of our distributions, up to 50% of all distributions we make above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $0.3 million on their general partner units and $7.9 million on their common and subordinated units

Payments to our general partner and its affiliates	We will reimburse CDMR Holdings and its affiliates for the payment of all direct and indirect expenses incurred on our behalf, subject to certain limitations. For further information regarding the reimbursement of these expenses, please read ‘‘— Omnibus Agreement.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”
Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various documents and agreements that will effect the transactions relating to our formation and this offering, including our acquisition of interests in CDM Operating, the vesting of assets in, and the assumption of liabilities by, us and CDM Operating, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with CDMR Holdings, our general partner and others. The following discussion describes provisions of the omnibus agreement. The omnibus agreement (other than the indemnification obligations described below under “— Indemnification for Environmental and Related Liabilities”) will terminate on a change of control of our general partner or the removal or withdrawal of our general partner.

Non-competition

All future growth of our natural gas contract compression services business will occur in CDM Operating or future subsidiaries of ours. Under the omnibus agreement, CDMR Holdings will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to compete with us and our subsidiaries by offering or providing natural gas contract compression related services except through CDM Operating. Natural gas contract compression related services will be defined in the omnibus agreement to include the provision of any service related to or similar to the services we currently provide in our natural gas contract compression services business, but the definition will exclude fabrication of compression equipment, and sales of compression equipment or material, parts or equipment that are components of (or used in conjunction with) compression equipment.

The non-competition restrictions will not apply to (and therefore will not prevent) competition by Riverstone Holdings LLC, The Carlyle Group or any of their affiliated funds or portfolio companies (except as specifically described above with respect to CDMR Holdings and its controlled affiliates).

Provision of Services Necessary to Operate Our Business

CDMR Holdings or its affiliates will provide all operational staff, corporate staff and support services reasonably necessary to run our business. The services will be substantially similar in nature to the services provided to CDM Operating prior to the closing of this offering. These services will be provided to us in a manner that is in the good faith judgment of CDMR Holdings commercially reasonable and upon the reasonable request of our general partner.

The services may include operations, marketing, maintenance and repair, periodic overhauls of compression equipment, inventory management, legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes, facilities management, investor relations, training, executive, sales, business development and engineering.

CDMR Holdings will be entitled to be reimbursed by us for all of the services it provides us at its cost to provide such services; provided, however, that until December 31, 2008, CDMR Holdings will bear our public-company related costs and expenses that exceed $1.5 million per fiscal year or a pro rata portion in the event of a partial year. Costs directly attributable to CDMR Holdings’ transportation, operation, maintenance or repair of our compression equipment will be directly allocated to us based on the specific customer application with which they are associated. In addition, any other costs associated with CDMR Holdings’ provision of services to us will be allocated to us in the manner that our general partner deems reasonable. We expect that any of such costs associated with CDM Operating’s business, including general and administrative costs, will be allocated to us on a pro rata basis based on the interest in CDM Operating owned by us relative to the interest owned by CDMR Holdings during a fiscal quarter.

Right of First Offer for CDMR Holdings’ Interest in CDM Operating

Under the omnibus agreement, CDMR Holdings will be required to offer us the right to purchase its 47.0% limited partner interest in CDM Operating before it can sell that interest to anyone else. We refer to our purchase right as a right of first offer. The consummation of any future purchase of additional interests in CDM Operating from CDMR Holdings and the timing of such purchase will depend upon, among other things, compliance with debt agreements, our reaching an agreement with CDMR Holdings regarding the terms of such purchase, which will require the approval of the conflicts committee of the board of directors of CDM GP, LLC, and our ability to finance such a purchase on acceptable terms. Although we will have the right of first offer to purchase CDMR Holdings’ interest in CDM Operating, we are not obligated to purchase any additional interest in CDM Operating from CDMR Holdings.

Pursuant to the omnibus agreement, CDMR Holdings must give us written notice of its intent to sell all or a portion of its 47.0% interest in CDM Operating specifying the fundamental terms of the proposed sale, other than the sale price. Within 45 days of receiving such notification from CDMR Holdings, the conflicts committee of CDM GP, LLC must notify CDMR Holdings in writing whether we wish to make an offer to purchase the interest to be sold, and if so provide the price we are willing to pay for the interest. Thereafter, our conflicts committee and CDMR Holdings will enter into good faith negotiations for a 45-day period to reach an agreement for us to purchase the interest offered for sale. If our conflicts committee and CDMR Holdings cannot agree on the terms of purchase for the interest offered for sale after negotiating in good faith for the 45-day period, CDMR Holdings may give us notice that it rejects our offer and will thereafter seek an alternative purchaser. In the event CDMR Holdings is thereafter able to obtain a good faith, binding offer to pay at least 105% of the highest purchase price (on a present value basis) we proposed or as contained in any greater written offer made by us during the 45-day negotiation period, then CDMR Holdings will be free to sell the interest at such greater price. If an alternative transaction complying with the provisions set out immediately above has not been consummated by CDMR Holdings within 270 days after the end of our 45-day negotiation period, the right of first offer would be reinstated and would apply to any future sale or future offer by CDMR Holdings to sell all or a portion of their interest.

Indemnification for Environmental and Related Liabilities

Under the omnibus agreement, CDMR Holdings will indemnify us for two years after the closing of this offering against certain potential claims, losses and expenses associated with the operation of CDM Operating and occurring before the closing date of this offering, including potential environmental claims. CDMR Holdings’ maximum liability for this indemnification obligation will not exceed $5 million and CDMR Holdings will not have any obligation under this indemnification until our aggregate losses exceed $250,000. CDMR Holdings will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of this offering.

CDMR Holdings will also indemnify us for liabilities related to:

•	certain defects in title to CDM Operating’s assets as of the closing of this offering and any failure to obtain, prior to the closing of this offering, certain consents and permits necessary to own and operate such assets, to the extent we notify CDMR Holdings within two years after the closing of this offering; and

•	tax liabilities attributable to the operation of CDM Operating’s assets prior to the closing of this offering.

CDM Operating Partnership Agreement and CDM OLP GP, LLC Limited Liability Company Agreement

We, on behalf of CDM OLP GP, LLC as its sole owner, and CDMR Holdings have entered into an agreement of limited partnership for CDM Operating. This agreement governs the ownership and management of CDM Operating, designates our wholly owned subsidiary CDM OLP GP, LLC as the general partner of CDM Operating, and provides for quarterly distributions of available cash to the limited and general partner, as determined by us as sole member of the general partner of CDM Operating.

CDM Operating’s partnership agreement provides that the amount of cash reserves for future maintenance capital expenditures, working capital and other matters and the amount of quarterly cash distributions to CDM Operating’s partners will be determined by us as the sole member of CDM OLP GP, LLC. Effectively, this decision will be made by the board of directors of CDM GP, LLC. This approval is also required for the following actions relating to CDM Operating:

•	effecting any merger or consolidation involving CDM Operating;

•	effecting any sale or exchange of all or substantially all of CDM Operating’s assets;

•	dissolving or liquidating CDM Operating;

•	creating or causing to exist any consensual restriction on the ability of CDM Operating or its subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to us or our subsidiaries;

•	settling or compromising any claim, dispute or litigation directly against, or otherwise relating to indemnification by CDM Operating of, any of the directors or officers of CDM OLP GP, LLC; or

•	issuing additional partnership interests in CDM Operating.

Natural Gas Contract Compression Services Contracts between CDM Operating and CDM MAX, LLC.

CDM Operating has provided and will continue to provide natural gas contract compression services to CDM MAX, LLC, a wholly-owned subsidiary of CDMR Holdings. As of March 31, 2007, CDM MAX LLC had approximately 12,000 horsepower under contract with CDM Operating resulting in approximately $142,000 in monthly service fee revenue for CDM Operating. For the twelve months ended December 31, 2005 and December 31, 2006, CDM Operating received fee revenues from CDM MAX, LLC of approximately $0 and $1.8 million. During certain periods since CDM MAX, LLC’s inception in 2005, CDM Operating has charged standby rates to CDM MAX, LLC on certain of the natural gas contract compression services contracts. These reduced rates were instituted in recognition of the fact that certain services were not yet being fully provided by CDM Operating due to delays relating to completion of the natural gas processing facilities or the timing of the increase in natural gas volumes to be processed.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including CDMR Holdings) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of CDM GP, LLC have fiduciary duties to manage CDM GP, LLC and our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner is responsible for identifying any such conflict of interest and our general partner may choose to resolve the conflict of interest by any one of the methods described in the following sentence. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee in good faith although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee consisting of at least two independent directors. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to believe he is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

CDMR Holdings may engage in competition with us under certain circumstances and may conduct its own businesses in a manner detrimental to our own.

CDMR Holdings will own and control our general partner. Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. In addition, pursuant to the omnibus agreement, we and CDMR Holdings will enter into certain non-competition agreements with respect to natural gas contract compression services. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Non-competition.” Similarly, under the omnibus agreement, CDMR Holdings will agree and will cause its controlled affiliates to agree until the earliest to occur of a change of control of CDMR Holdings or our general partner or the removal or withdrawal of our general partner, and subject to other limitations, not to engage in the business described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Non-competition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Neither our partnership agreement nor any other agreement requires CDRM Holdings to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. CDRM Holdings’ directors have a fiduciary duty to make these decisions in the best interests of the owners of CDRM Holdings, which may be contrary to our interests.

Because certain of the directors of CDM GP, LLC, the general partner of our general partner, are also directors and/or officers of CDMR Holdings, such directors have fiduciary duties to CDMR Holdings that may cause them to pursue business strategies that disproportionately benefit CDMR Holdings or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as CDMR Holdings, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any sale, merger or consolidation of the partnership or amendment to the partnership agreement.

We will not have any officers or employees and will rely on officers and employees of our general partner and its affiliates, including CDMR Holdings.

We will not have any officers or employees and will rely solely on officers of our general partner and employees of CDMR Holdings and its affiliates. Affiliates of our general partner and CDMR Holdings will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of these officers and employees. The officers of our general partner will not be required to work full time on our affairs. Each of the officers is also an officer of CDMR Holdings. These officers may devote significant time to the affairs of CDMR Holdings or its affiliates and will be compensated by these affiliates for the services rendered to them. In addition, CDMR Holdings will allocate expenses of operational personnel who perform services for our benefit to us and we will reimburse CDMR Holdings for those expenses.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our units and restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Actions of our general partner which are made in its individual capacity will be made by CDMR Holdings as the sole member of CDM GP, LLC. Examples include the exercise of our general partner’s right to make a determination to receive Class B Units in exchange for resetting the target distribution levels, the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any sale, merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount of our borrowings;

•	the amount, nature and timing of our capital expenditures;

•	our issuance of additional units;

•	asset purchases, transfers and sales and other acquisitions and dispositions; and

•	the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business.

In addition, our general partner may use an amount equal to $8.3 million that would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and the general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owned by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which may enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

Our general partner determines which costs incurred by CDMR Holdings and its affiliates are reimbursable by us.

We will reimburse our general partner and its affiliates for all direct and indirect costs incurred in managing and operating us. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations. Our general partner will determine, in good faith, the terms of any of these transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights which may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions — General Partner Interest and Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would require a general partner to act in good faith and would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. “Good Faith” requires that the person or persons making such determination or taking or declining to take such other action believe that the determination or other action is in the best interests of the Partnership or the holders of the common units, as the case may be. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special provisions regarding affiliated transactions	Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement provides for the allocation of overhead costs to us by our general partner and its affiliates in such amounts deemed to be fair and reasonable to us.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.  American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was organized on May 18, 2007 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that are approved by our general partner. Our general partner, however, may not cause us to engage in any business activities that the general partner determines would cause us to be treated as a corporation for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of providing natural gas contract compression services, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers on behalf of the limited partners under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units it owns based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units and Class B units, if any, voting as a single class.

In voting their common units, Class B units and subordinated units, our general partner and its affiliates may vote their units however they decide and will have no fiduciary duty or obligation whatsoever to us or the limited partners in so voting, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2017 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2017. See ‘‘— Transfer of General Partner Units.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2017. Please read “ — Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read ‘‘— Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

CDM Operating, our subsidiary operating partnership, currently conducts business in three states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of Class B units issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 48.5% of the outstanding common and subordinated units.

No Unitholder Approval.  Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels;”

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	an amendment necessary to require limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in it ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as a separate class and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 48.5% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for a transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to September 30, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer common or subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, CDMR Holdings and its affiliates may sell or transfer all or part of their partnership interests in our general partner, or their membership interest in CDM GP, LLC, the general partner of our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to September 30, 2017, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after September 30, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and Class B units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By the transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “ — Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner will determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts, commissions and structuring fees. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, CDMR Holdings and its affiliates will hold an aggregate of 1,050,000 common units and 5,551,724 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

The partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right, subject to certain limitations, to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts, commissions and structuring fees. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

We, our subsidiaries, our general partner and its affiliates, including the executive officers and directors of our general partner, have agreed, with exceptions, not to sell or transfer any of our common units for 180 days after the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to CDM Resource Partners, L.P. and our operating company.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are, to the extent noted herein, based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been obtained or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a) Neither we nor the operating company will elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of CDM Resource Partners, L.P. will be treated as partners of CDM Resource Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of CDM Resource Partners, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in CDM Resource Partners, L.P.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in CDM Resource Partners, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “ — Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree.

Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we will adopt as to property other than certain goodwill properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. If we elect a method other than the remedial method with respect to a goodwill property, Treasury Regulation Section 1.197-2(g)(3) generally requires that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible, which includes goodwill properties, should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read “— Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built — in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built — in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Because our general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill properties conveyed to us on formation or held by us at the time of any future offering. Please read “ — Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units that are publicly sold, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets and Treasury Regulation Section 1.197-2(g)(3). Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names CDM GP, LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1. a person that is not a United States person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules would apply to “tax shelters,” which we do not believe includes us.

For individuals, a substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in the States of Texas, Louisiana and Arkansas. Each of these states, other than Texas, imposes a personal income tax on individuals and each of these states also imposes an income tax or other entity-level tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

SELLING UNITHOLDER

If the underwriters exercise all or any portion of their option to purchase additional common units, we will issue up to 1,050,000 additional common units, the net proceeds of which will be used to redeem an equal number of units from CDMR Holdings, which will be deemed to be a selling unitholder and an underwriter in this offering for the common units that would be issued upon the exercise of the underwriters’ option to purchase additional common units. The redemption price per common unit will be equal to the price per common unit (net of the underwriting discount) sold to the underwriters upon exercise of their option to purchase additional common units.

The following table sets forth information concerning the ownership of common and subordinated units by CDMR Holdings. The numbers in the table are presented assuming:

•	the underwriters’ option to purchase additional common units is not exercised; and

•	the underwriters exercise their option to purchase additional common units in full.

Units Owned Immediately
After Exercise of Underwriters’
	Units Owned Immediately		Option and Related
	After This Offering		Unit Redemption
	Assuming		Assuming
	Underwriters’		Underwriters’
	Option is Not		Option is
Name of Selling Unitholder	Exercised	Percent(1)	Exercised in Full	Percent(1)

CDMR Holdings, LLC
Common units	1,050,000	7.6%	—	—%
Subordinated units	5,551,724	40.0%	5,551,724	40.0%

(1)	Percentage of total units outstanding, including common units, subordinated units and general partner units.

INVESTMENT IN CDM RESOURCE PARTNERS, L.P.
BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) The equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters and as the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Number of
Underwriter	Common Units

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Wachovia Capital Markets, LLC
Pickering Energy Partners, Inc.

Total	7,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $     per common unit. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us, other than underwriting discounts and commissions and advisory fees, are estimated to be approximately $      million. Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have agreed to reimburse us for a portion of these expenses in an amount equal to     % of the gross proceeds of this offering (including any exercise of the underwriters’ option to purchase additional common units).

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise

Per unit	$	$
Total

In addition, we will pay an aggregate fee of $      to Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in consideration of advice rendered regarding the structure of this offering and our partnership.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,050,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 7,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Indemnification

We and CDMR Holdings have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to      common units offered by this prospectus for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock-up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described below under “— Lock-Up Agreements.”

Lock-Up Agreements

We, CDMR Holdings, all of our directors and executive officers and holders of more than 5% of our outstanding common units have agreed that, without the prior written consent of each of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions, we will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission, including common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The 180-day restricted period described above will not apply to (i) certain issuances by us in connection with acquisitions, (ii) transfers by the Carlyle/Riverstone Entities effected in private transactions in which the transferee agrees to be bound by the lockup arrangement for the remainder of the 180-day period or (iii) pledges of common units and subordinated units owned by CDMR Holdings as collateral for loans.

Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common units subject to lock-up agreements described above in whole or in part at any time with or without notice.

As described above under “Directed Unit Program,” any participants in the directed unit program will be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision to the lock-up agreement described above. Any common units sold in the directed unit program to our directors or officers shall be subject to the lock-up agreement described above.

Listing on the New York Stock Exchange

We intend to apply to list our common units on the New York Stock Exchange under the symbol “     .”

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

NASD Regulations

Because the NASD views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters may in the future perform investment banking and advisory services for CDMR Holdings or for us from time to time for which they may in the future receive customary fees and expenses.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The validity of the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements of CDM Resource Management Predecessor as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and in the registration statement, upon the authority of said firm as experts in accounting and auditing.

The balance sheets of CDM Resource Partners, L.P. and of CDM RP GP, L.P. as of June 20, 2007 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The unaudited pro forma financial statements of CDM Resource Partners, L.P. (the “Partnership”) as of March 31, 2007, for the year ended December 31, 2006, and for the three months ended March 31, 2007 are based on the historical balance sheet and results of operations of CDM Resource Management Predecessor (the “Predecessor”). A 53.0% interest in the Predecessor will be contributed to the Partnership at or prior to the closing of the initial public offering of the Partnership, which will consist of a 52.999% limited partner interest in the Predecessor and a 0.001% general partner interest in the Predecessor held through a wholly-owned subsidiary of the Partnership.

The unaudited pro forma balance sheet and results of operations were derived by adjusting the historical financial statements of the Predecessor. The adjustments are based on currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transaction as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information. The pro forma financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal and state income tax purposes but may be subject to applicable local and state taxes. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and with the historical financial statements and related notes of the Predecessor.

Because the Partnership will own and control the general partner of the Predecessor and own a 53.0% aggregate interest in Predecessor, the Partnership reflects its ownership interest in the Predecessor on a consolidated basis, which means that the Predecessor’s financial results are combined with the Partnership’s financial results. The Partnership has no separate operating activities apart from those conducted by the Predecessor, and the Partnership’s cash flow primarily consists of cash distributions from the Predecessor based on the Partnership’s ownership interest in the Predecessor. The 47.0% limited partner interest in the Predecessor not owned by the Partnership is reflected as a non-controlling interest on the Partnership’s balance sheet and the non-controlling interest share of income from the Predecessor is reflected as an expense in the Partnership’s statement of operations.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on March 31, 2007, in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statements of operations for the year ended December 31, 2006 and three months ended March 31, 2007.

The pro forma financial statements reflect the following transactions:

•	the contribution to the Partnership of a 53.0% interest in the Predecessor and the retention by CDMR Holdings of the remaining 47.0% interest in the Predecessor;

•	the issuance by the Partnership of 1,050,000 common units and 5,551,724 subordinated units to CDMR Holdings;

•	the issuance by the Partnership of a 2.0% general partner interest and all of our incentive distribution rights to CDM RP GP, L.P., the Partnership’s general partner;

•	the issuance by the Partnership of 7,000,000 common units at an assumed initial public offering price of $20.00 per common unit and the contribution of the net proceeds therefrom of approximately $127.9 million to the Predecessor, which will use such proceeds to repay indebtedness outstanding under its credit facility;

•	CDMR Holdings’ assumption and repayment of $40.0 million of indebtedness outstanding under the Predecessor’s amended credit facility; and

•	the Predecessor’s purchase at or prior to the closing of this offering of 68 compression units with approximately 82,990 aggregate horsepower that the Predecessor finances under capital leases or uses under operating leases, all with a third party, for approximately $27.3 million.

The unaudited pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed its 53% partnership interest the operations of the Predecessor on the dates indicated or which would occur in the future.

CDM RESOURCE PARTNERS, L.P.

Unaudited Pro Forma Balance Sheet
March 31, 2007

	CDM			CDM
	Resource			Resource
	Management	Pro Forma		Partners, L.P.
	Predecessor	Adjustments		Pro Forma
	(In thousands)

ASSETS

Cash	$334	$140,000	(2a)	$184
		(12,080	)(2b)
		(127,920	)(2c)
		(150	)(2d)
Trade accounts receivable, net	10,691	—		10,691
Other accounts receivable	3,003	—		3,003
Unbilled revenue	1,519	—		1,519
Prepaid expenses	1,520	—		1,520
Inventory	3,294	—		3,294

Total current assets	20,361	(150)		20,211

Other receivables — long-term	3,038	—		3,038
Property and equipment, net	257,329	13,126	(2e)	287,745
		17,290	(2e)
Assets under capital leases, net	16,924	(16,924	)(2e)	—
Goodwill	2,138	—		2,138
Other assets, net	843	150	(2d)	993

Total other assets	280,272	13,642		293,914

Total assets	$300,633	$13,492		$314,125

LIABILITIES AND PARTNERS’ EQUITY

Trade accounts payable	$16,511	$—		$16,511
Accrued liabilities and other payables	3,736	—		3,736
Deferred revenue	4,961	—		4,961
Current portion of obligations under capital leases	1,713	(1,713	)(2e)	—

Total current liabilities	26,921	(1,713)		25,208

Long-term debt:
Long-term debt, net of current portion	188,593	(167,920	)(2c)	48,007
		27,334	(2e)
Obligations under capital leases, net of current portion	12,129	(12,129	)(2e)	—

Total long-term debt	200,722	(152,715)		48,007

Total liabilities	227,643	(154,428)		73,215

Non-controlling interest	—	113,229	(2f)	113,229
Partners’ equity:
Partners’ equity	75,990	140,000	(2a)	—
		(12,080	)(2b)
		40,000	(2c)
		(3,000	)(2g)
		(113,229	)(2f)
		(127,681	)(2h)
Less: note receivable from related party	(3,000)	3,000	(2g)	—
Common unitholders		74,055	(2h)	74,055
Subordinated unitholder		51,072	(2h)	51,072
General partner interest		2,554	(2h)	2,554

Total partners’ equity	72,990	54,691		127,681

Total liabilities and partners’ equity	$300,633	$13,492		$314,125

The accompanying notes are an integral part of the unaudited pro forma financial statements.

CDM RESOURCE PARTNERS, L.P.

Unaudited Pro Forma Statement of Operations
Year Ended December 31, 2006

	CDM			CDM
	Resource			Resource
	Management	Pro Forma		Partners, L.P.
	Predecessor	Adjustments		Pro Forma
	(In thousands, except per unit data)

Revenues:
Operating revenue	$61,054	$—		$61,054
Reimbursed installation services revenue	6,636	—		6,636

Total revenues	67,690	—		67,690

Costs and expenses:
Cost of operations	26,190	(3,007	)(2j)	23,183
Reimbursed installation services expense	6,636	—		6,636
General and administrative expense	8,153	—		8,153
Depreciation expense	7,311	534	(2j)	7,845

Gain on sale of assets	(64)	—		(64)

Total costs and expenses	48,226	(2,473)		45,753

Operating income	19,464	2,473		21,937

Other income (expense):
Interest expense, net of capitalized interest	(10,928)	8,473	(2d)	(2,505)
		(50	)(2i)
Interest income	108	—		108

Total other income (expense)	(10,820)	8,423		(2,397)

Income before non-controlling interest	8,644	10,896		19,540
Non-controlling interest	—	(9,184	)(2f)	(9,184)

Net income	$8,644	1,712		$10,356

General partner interest in net income				$207

Limited partner interest in net income				$10,149

Net income per:
Common unit (basic and diluted)				$0.75
Subordinated unit (basic and diluted)				$0.75
Weighted average number of units outstanding
Common units (basic and diluted)				8,050
Subordinated units (basic and diluted)				5,552

The accompanying notes are an integral part of the unaudited pro forma financial statements.

CDM RESOURCE PARTNERS, L.P.

Unaudited Pro Forma Statement of Operations
Three Months Ended March 31, 2007

	CDM			CDM
	Resource			Resource
	Management	Pro Forma		Partners, L.P.
	Predecessor	Adjustments		Pro Forma
	(In thousands, except per unit data)

Revenues:
Operating revenue	$19,842	$—		$19,842
Reimbursed installation services revenue	1,881	—		1,881

Total revenues	21,723	—		21,723

Costs and expenses:
Cost of operations	9,106	(752	)(2j)	8,354
Reimbursed installation services expense	1,881	—		1,881
General and administrative expense	2,906	—		2,906
Depreciation expense	2,391	134	(2j)	2,525

Total costs and expenses	16,284	(618)		15,666

Operating income	5,439	618		6,057

Other income (expense):
Interest expense, net of capitalized interest	(4,045)	3,071	(2d)	(987)
		(13	)(2i)
Interest income	58	—		58

Total other income (expense)	(3,987)	3,058		(929)

Income before income tax expense and non-controlling interest	1,452	3,676		5,128
Income tax expense	82	—		82

Income before non-controlling interest	1,370	3,676		5,046
Non-controlling interest	—	(2,372	)(2f)	(2,372)

Net income	$1,370	1,304		$2,674

General partner interest in net income				$53

Limited partner interest in net income				$2,621

Net income per:
Common unit (basic and diluted)				$0.19
Subordinated unit (basic and diluted)				$0.19
Weighted average number of units outstanding:
Common units (basic and diluted)				8,050
Subordinated units (basic and diluted)				5,552

The accompanying notes are an integral part of the unaudited pro forma financial statements.

CDM RESOURCE PARTNERS, L.P.

Notes to Unaudited Pro Forma Financial Statements

(1)	Estimated Incremental General and Administrative Expense

Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses of approximately $3.3 million per year, as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unit holders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma financial statements do not reflect these anticipated incremental general and administrative expenses.

(2)	Pro Forma Adjustments and Assumptions

(a) Reflects the gross proceeds to the Partnership of $140.0 million from the issuance and sale of 7,000,000 common units at an assumed initial public offering price of $20.00 per unit.

(b) Reflects the payment of the estimated underwriting discount, structuring fee and other expenses of the offering of $12.1 million, which will be allocated to the public common units.

(c) Reflects the repayment of debt of $127.9 million using the net proceeds from the offering and assumption and repayment of $40.0 million in debt by CDMR Holdings, LLC, the parent of the Partnership’s general partner.

(d) Reflects the reduction of interest expense of $3.1 million and $8.5 million for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively, related to the repayment of debt as noted in 2(c) above. Reflects recording of loan costs associated with the Partnership’s amended facility of $0.2 million, amortized over its three-year term.

(e) At or prior to the closing of this offering, the Predecessor intends to purchase all compression units currently financed under capital leases or used under operating leases. Reflects an increase in property and equipment related to the Predecessor’s purchase of all compression units financed under capital leases or used under and operating leases of $17.3 million and $13.1 million, respectively. Also reflects borrowings of $27.3 million on the Predecessor’s amended revolving credit facility and elimination of debt associated with the capital leases of $13.8 million.

(f) Reflects CDMR Holdings’ 47.0% limited partner interest in the Predecessor.

(g) Reflects transfer of a $3.0 million note receivable from a related party to CDMR Holdings, LLC the parent of the Partnership’s general partner that will occur prior to the closing of the Partnership’s initial public offering.

(h) Reflects the conversion of the adjusted net partner equity of $127.7 million from partners’ equity to common and subordinated limited partner equity of the Partnership and the general partner’s interest in the Partnership. The conversion is allocated as follows:

(i) $74.0 million for 8,050,000 common units;

(ii) $51.1 million for 5,551,724 subordinated units; and

(iii) $2.6 million for 277,586 general partner units

(i) Reflects the loan cost amortization of approximately $13,000 and $50,000 for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively, related to the Predecessor’s amended credit facility.

(j) Reflects the elimination of the payments and expenses associated with the operating leases of $0.8 million and $3.0 million for the three months ended March 31, 2007 and the year ended December 31,

CDM RESOURCE PARTNERS, L.P.

Notes to Unaudited Pro Forma Financial Statements — (Continued)

2006, respectively, related to the purchase of compression units as noted in 2(e) above. Also reflects the incremental increase in depreciation expense of $0.1 million and $0.5 million, respectively, associated with the addition of the compression units.

(3)	Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the limited partnership agreement, to the common and subordinated unitholders, by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the Partnership assumed that (1) pro forma distributions were equal to pro forma net income, (2) the pro forma number of units outstanding was 8,050,000 common and 5,551,724 subordinated units and (3) all units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership.

Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the periods.

			All Common and
	Common	Subordinated	Subordinated
	Unitholders	Unitholder	Unitholders
	(In thousands, except unit data)

Year-ended December 31, 2006
Pro forma net income	$6,007	$4,142	$10,149
Pro forma weighted average number of units outstanding	8,050,000	5,551,724	13,601,724

Pro forma net income per unit	$0.75	$0.75	$0.75

Three months ended March 31, 2007
Pro forma net income	$1,551	$1,070	$2,621
Pro forma weighted average number of units outstanding	8,050,000	5,551,724	13,601,724

Pro forma net income per unit	$0.19	$0.19	$0.19

Report of Independent Registered Public Accounting Firm

Operating Committee
CDM Resource Management Predecessor:

We have audited the accompanying balance sheets of CDM Resource Management Predecessor (the Predecessor, as defined in Note 1(a)) as of December 31, 2005 and 2006, and the related statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CDM Resource Management Predecessor as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
July 27, 2007

CDM RESOURCE MANAGEMENT PREDECESSOR

Balance Sheets

	December 31,
	2005	2006
	(In thousands)

ASSETS
Cash	$817	$1,514
Trade accounts receivable, net	5,085	10,815
Other accounts receivable	1,254	4,175
Unbilled revenue	1,709	1,502
Prepaid expenses	648	752
Advances to affiliate	203	7,532
Inventory	2,031	2,570

Total current assets	11,747	28,860

Other receivables — long-term	1,345	3,333
Property and equipment, net	123,184	223,922
Assets under capital leases, net	18,004	17,099
Goodwill	2,138	2,138
Advances to affiliate — long-term	2,500	—
Other assets, net	344	427

Total other assets	147,515	246,919

Total assets	$159,262	$275,779

LIABILITIES AND PARTNERS’ EQUITY
Trade accounts payable	$9,943	$10,303
Other accounts payable	—	520
Accrued liabilities	1,223	2,367
Deferred revenue	2,103	3,975
Current portion of obligations under capital leases	1,456	1,686

Total current liabilities	14,725	18,851

Long-term debt:
Long-term debt, net of current portion	71,712	172,717
Obligations under capital leases, net of current portion	14,253	12,431

Total long-term debt	85,965	185,148

Total liabilities	100,690	203,999

Partners’ equity:
Partners’ equity	61,572	74,780
Less: note receivable from related party	(3,000)	(3,000)
Commitments and contingencies	—	—

Total partners’ equity	58,572	71,780

Total liabilities and partners’ equity	$159,262	$275,779

See accompanying notes to financial statements.

CDM RESOURCE MANAGEMENT PREDECESSOR

Statements of Operations

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Revenues:
Operating revenue	$29,687	$42,056	$61,054
Reimbursed installation services revenue	4,310	5,310	6,636

Total revenues	33,997	47,366	67,690

Costs and expenses:
Cost of operations	14,837	20,676	26,190
Reimbursed installation services expense	4,310	5,310	6,636
General and administrative expense	4,422	5,425	8,153
Depreciation expense	3,229	4,851	7,311
Gain on sale of assets	—	—	(64)

Total costs and expenses	26,798	36,262	48,226

Operating income	7,199	11,104	19,464

Other income (expense):
Interest expense, net of capitalized interest	(3,449)	(5,090)	(10,928)
Interest income	62	68	108

Total other income (expense)	(3,387)	(5,022)	(10,820)

Net income	$3,812	$6,082	$8,644

See accompanying notes to financial statements.

CDM RESOURCE MANAGEMENT PREDECESSOR

Statements of Partners’ Equity
(In thousands)

Balance, December 31, 2003	$17,324
Capital contributions, net of transaction costs of $640	19,360
Net income	3,812

Balance, December 31, 2004	40,496
Capital contributions, net of transaction costs of $605	14,994
Net income	6,082

Balance, December 31, 2005	61,572
Capital contributions, net of transaction costs of $436	4,564
Net income	8,644

Balance, December 31, 2006	$74,780

See accompanying notes to financial statements.

CDM RESOURCE MANAGEMENT PREDECESSOR

Statements of Cash Flows

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Cash flows from operating activities:
Net income	$3,812	$6,082	$8,644
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,229	4,851	7,311
Amortization of deferred loan costs	33	188	150
Bad debt expense	—	130	134
Gain on sale of assets	—	—	(64)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(2,959)	360	(5,864)
Increase in other receivables	(7)	(2,591)	(4,909)
(Increase) decrease in unbilled revenue	(544)	(31)	207
Increase in prepaid expenses	(194)	(10)	(104)
Increase in inventory	(768)	(1,033)	(539)
(Increase) decrease in other assets	36	(21)	17
Increase (decrease) in accounts payable	1,369	5,320	(611)
Increase in other accounts payable	—	—	520
Increase in accrued liabilities	67	1,010	1,144
Increase in deferred revenue	667	1,150	1,872

Net cash provided by operating activities	4,741	15,405	7,908

Cash flows from investing activities:
Proceeds from collections on lease receivables	248	—	—
Proceeds from sale of equipment	—	703	949
Advances to affiliate	—	(2,703)	(4,829)
Additions to property and equipment	(31,178)	(73,013)	(107,058)

Net cash used in investing activities	(30,930)	(75,013)	(110,938)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	41,055	71,712	101,005
Principal payments on long-term debt	(30,368)	(7,188)	—
Debt issuance costs	(97)	(320)	(250)
Principal payments on obligations under capital leases	(2,072)	(23,220)	(1,592)
Contributions by partners, net of transaction costs	19,360	14,994	4,564

Net cash provided by financing activities	27,878	55,978	103,727

Net increase (decrease) in cash and cash equivalents	1,689	(3,630)	697
Cash and cash equivalents, beginning of year	2,758	4,447	817

Cash and cash equivalents, end of year	$4,447	$817	$1,514

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,416	$4,758	$956
Non-cash interest added to credit facility	—	—	10,366

See accompanying notes to financial statements.

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements and related notes of CDM Resource Management Predecessor present the financial position, results of operations and cash flows and changes in partners’ equity of the natural gas contract compression services business conducted by CDM Resource Management, Ltd., a Texas limited partnership (the “Predecessor”). These financial statements exclude the results of operations of the natural gas processing business conducted by the Predecessor’s wholly-owned subsidiary, CDM MAX, LLC. For purposes of this presentation, CDM MAX, LLC is viewed as an affiliate of the Predecessor.

These Predecessor financial statements are prepared in connection with the proposed initial public offering of limited partner interests in CDM Resource Partners, L.P., a Delaware limited partnership (the “Partnership”), which was formed in May 2007.

The Predecessor’s financial statements were prepared in conformity with United States generally accepted accounting principles (“GAAP”).

Certain costs related to centralized corporate functions such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and other corporate services and the use of facilities that support these functions were allocated to CDM MAX, LLC and are not included in the Predecessor financials. The allocation methodologies vary based upon the nature of the charge and include, among other things, revenue, employee headcount and net assets. The Predecessor’s management believes that the allocation methodologies used to allocate indirect costs to CDM MAX, LLC are reasonable.

(b)	Use of Accounting Estimates

The Predecessor is required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The Predecessor based its estimates on historical experience, available information and various other assumptions it believes to be reasonable under the circumstances. The Predecessor evaluates its estimates on an ongoing basis; however, actual results may differ from these estimates under different assumptions or conditions.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments that are both readily convertible to known amounts of cash, and have original maturities of three months or less.

(d)	Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Predecessor’s best estimate of the amount of probable credit losses in the Predecessor’s existing accounts receivable. The Predecessor determines the allowance based upon historical write-off experience and specific identification. The Predecessor does not have any off-balance sheet credit exposure related to its customers.

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements — (Continued)

The activity in the Predecessor’s allowance for doubtful accounts is as follows:

	December 31,
	2004	2005	2006
	(In thousands)

Balance at beginning of period	$—	$—	$—
Additions charged to bad debt expense	—	130	134
Write-offs charged to the allowance	—	(130)	(28)

Balance at end of period	$—	$—	$106

(e)	Other Accounts Receivable

Other accounts receivable primarily consist of reimbursable and pass-through items charged to the customer in accordance with the terms of the applicable customer contract. These include $0.7 million and $2.7 million for 2005 and 2006, respectively, of reimbursed installation services — revenue receivables (see note (o)), and $0.5 million and $1.4 million for 2005 and 2006, respectively, of current portion of receivables from customers related to use tax and ad valorem taxes (see note (h)).

(f)	Advances to Affiliate

The advances to affiliate are related to funds advanced to the Predecessor’s wholly-owned subsidiary, CDM MAX, LLC. The Predecessor charged CDM MAX, LLC interest on the average monthly balance of approximately $0.2 million and $0 for 2006 and 2005, respectively. The monthly interest rate used was the same rate on the Predecessor’s credit facility, which ranged from 7.5% to 8.5% during 2006. On February 28, 2007, the Predecessor received repayment of $7.5 million, including $0.3 million of cumulatively accrued interest on those advances to CDM MAX, LLC.

(g)	Inventory

Inventory consists of parts used in the assembly of new compression units by third party packagers, lubrication oil, coolants and miscellaneous inventory. Inventory is stated at the lower of cost or market using the average-cost method.

(h)	Other Receivables — Long-term Portion

Other receivables — long-term consist of use tax and ad valorem taxes incurred by the Predecessor and passed through to its customers per the Predecessor’s contractual agreements with its customers. With respect to certain taxes, the Predecessor has paid the taxes to the specific governmental authority and has allowed its customers to reimburse it for such taxes over the life of the customers’ non-cancellable contracts. Such receivable amounts with a due date greater than one year are classified as long-term. The Predecessor accounts for such taxes incurred on behalf of its customers and subsequently reimbursed on a net basis under Emerging Issues Task Force (“EITF”) 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” Receivables from customers and payables due to taxing authorities in connection with customer contracts are recorded in other accounts receivable and other accounts payable in the accompanying financial statements.

(i)	Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Major overhauls and improvements that extend the life of an asset are capitalized. Maintenance and repairs are expensed when incurred. The Predecessor capitalizes interest on the cost of

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements — (Continued)

natural gas compression equipment under construction. The Predecessor capitalized interest costs of $0.2 million, $0.4 million and $0.4 million for the years ended 2004, 2005 and 2006, respectively.

Property and equipment also consists of certain spare parts maintained on hand to repair and maintain the operation of the gas compression units. These spare parts are expensed when consumed.

(j)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets. The Predecessor follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. There was no impairment recorded for goodwill during 2005 or 2006.

(k)	Other Assets

Other assets primarily consist of $0.3 million and $0.4 million of debt issuance costs for 2005 and 2006, respectively, which are being amortized over the term of the Predecessor’s credit facility.

(l)	Long-lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented on the balance sheet, no longer depreciated and reported at the lower of carrying amount or fair value, less costs to sell.

(m)	Other Accounts Payable

Other accounts payable primarily consist of reimbursable and pass-through items which are subsequently billed to the customer in accordance with the terms of the applicable customer contract.

(n)	Revenue Recognition

Revenue is recognized by the Predecessor using the following criteria: (a) persuasive evidence of an arrangement, (b) delivery has occurred or services have been rendered, (c) the customer’s price is fixed or determinable and (d) collectibility is reasonably assured.

Revenues from natural gas contract compression services are recognized under either a fixed fee contract or a throughput contract. Services under fixed fee contracts are billed monthly, in advance of the period in which the services are provided, and the revenue is recognized as deferred revenue on the balance sheet until earned in the subsequent month. Services under throughput contracts are billed based upon a rate per thousand cubic feet (“Mcf”) applied to the volume of natural gas compressed as determined by gas flow meter readings. Estimates of revenue under throughput contracts are accrued as unbilled revenue on the balance sheet and billed in the month following the month in which the services are provided.

(o)	Reimbursed Installation Services Revenue and Expense

Reimbursed installation services revenue and expense consist of certain expenses incurred by the Predecessor while contracting with third-party vendors during the installation of a compression unit, and the

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements — (Continued)

Predecessor subsequently bills the customers for the reimbursement of these expenses. Accordingly, the amount of these expenses are reflected both as a revenue and as an expense in the Predecessor’s statements of operations in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” and EITF 01-14 “Income Statement Characterization of Reimbursements Received for “out-of-pocket” Expenses Incurred.”

(p)	Income Taxes

The Predecessor is a partnership for income tax purposes and therefore has not been subject to federal income taxes or state income taxes. The income tax on the Predecessor’s net income is borne by the individual partners through the allocation to them of taxable income. Net income for financial statement purposes may differ significantly from taxable income for income tax purposes as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the partnership agreement. The aggregate difference between the basis of net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax basis is not available to us.

During 2006, the State of Texas passed a law that will impose a partnership-level tax beginning in 2007 on gross income apportioned to Texas in the prior year. The Predecessor does not expect Texas’ entity-level tax as adopted to have a material effect on the Predecessor’s financial position or results of operations.

(q)	Note Receivable from a Related Party

The note receivable is from CDM Investment, Ltd., a limited partner of the Predecessor. Amounts are due in full upon the earlier of the occurrence of (a) the 10th anniversary of the promissory note (May 23, 2013), or (b) the occurrence of certain events specified in the Predecessor’s partnership agreement. This amount is shown as a reduction of partners’ equity in the financial statements. This note receivable and the interest accrued thereon is expected to be transferred to a related entity, prior to the closing of the Partnership’s initial public offering.

(r)	Segment Reporting

The Predecessor only operates in one segment and all of its operations are located in the United States.

(2)	Inventory

	December 31,
	2005	2006
	(In thousands)

Components	$1,523	$1,692
Lubrication oil/coolants	375	685
Miscellaneous	133	193

Total	$2,031	$2,570

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements — (Continued)

(3)	Property and Equipment

	Estimated	December 31,
	Useful Lives	2005	2006
	(Years)	(In thousands)

Natural gas compression units	10 - 30	$121,312	$212,051
Natural gas treatment equipment	15	2,064	1,110
Capital spare parts	—	2,888	6,075
Transportation equipment	5	803	1,035
Other field related assets	5 - 10	401	593
Office furniture and equipment	3 - 5	736	1,259
Leasehold improvements	5	56	148

		128,260	222,271
Work in progress		7,037	19,894
Less accumulated depreciation		(12,113)	(18,243)

Total		$123,184	$223,922

(4)	Debt

In December 2005 the Predecessor entered into a $100 million Asset Based Lending credit facility with JP Morgan Chase Bank, N.A. secured by all the assets of the Predecessor and containing fixed charge coverage and compression unit utilization covenants. Under the credit facility, interest expense is added to the outstanding loan balance monthly as it accrues. The Predecessor utilized the proceeds from the initial draw from the credit facility to pay off loans and certain leases secured by compression units and to pay off the outstanding balance on a construction line of credit.

On August 29, 2006, the credit facility was increased to $200 million. On December 31, 2006, $24.7 million was available for borrowing under the ABL credit facility.

The Predecessor obtained a waiver and Amendment No. 4 to its credit facility effective February 28, 2007 from its syndicated bank group, covering a breach of a negative covenant related to advances to its wholly-owned subsidiary, CDM MAX, LLC. This waiver covers the period from inception of the breach through February 28, 2007, which was also the date the breach was cured by repayment to the Predecessor of the funds advanced to CDM MAX, LLC.

	December 31,
	2005	2006
	(In thousands)

Note payable to lender, collateralized by compression units, at an interest rate of 8.5% and 7.5% at December 31, 2006 and 2005, respectively, and due in December 2008	$71,712	$172,717
Less current portion	—	—

Total	$71,712	$172,717

The total interest cost incurred by the Predecessor was $3.6 million, $5.3 million and $11.2 million for the years ended 2004, 2005 and 2006, respectively. In 2006, the Predecessor added $10.4 million of interest expense to the outstanding loan balance.

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements — (Continued)

(5)	Capital Leases

The Predecessor leases certain natural gas compression units from a finance company under various 10-year capital leases, expiring between 2012 and 2013.

	Estimated	December 31,
	Useful Lives	2005	2006
	(Years)	(In thousands)

Compression units	30	$20,441	$20,271
Less accumulated depreciation		(2,437)	(3,172)

		$18,004	$17,099

The following is a schedule by years of future minimum lease payments under the Predecessor’s capital leases together with the present value of the net minimum lease payments as of December 31, 2006:

Year Ended December 31,
(In thousands)

2007	$2,534
2008	2,534
2009	2,534
2010	2,534
2011	2,534
Thereafter	4,820

Total minimum lease payments	17,490
Less interest	(3,373)

Present value of minimum lease payments	14,117
Less current portion	(1,686)

Obligation under capital leases, net of current portion	$12,431

(6)	Employee Benefit Plan

The Predecessor sponsors a 401(k) plan, which covers all employees with 90 days of full-time service. Under the plan, eligible participants may contribute a percentage of their eligible salary not to exceed the maximum established by the Internal Revenue Code. The effective date of the plan is January 1, 2001. The plan year begins on January 1 and ends on December 31.

As part of the Predecessor’s 401(k) plan, the Predecessor is authorized to provide its employees with (i) a discretionary matching contribution, (ii) a discretionary contribution, and (iii) a special discretionary contribution. All such contributions and percentages, if any, are determined annually at the sole discretion of the Predecessor. The discretionary matching contribution and the special discretionary contribution are available to qualifying participants who are employed on the last day of the plan year and who have completed one full year of service. Any discretionary matching contribution is equal to a percentage of the employees’ contributions to the 401(k) plan. Any special discretionary contribution is equal to a percentage of the participants’ compensation. Predecessor contributions vest ratably over a five-year period except in the event of death, total and permanent disability, or upon reaching retirement age (55), in which event all of the Predecessor’s contributions for the account of those employees fully vest. In the event of death, disability or retirement, all participants will receive all the contributions referred to above for the plan year, regardless of the number of hours of service credited in the year of death, disability or retirement.

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements — (Continued)

The Predecessor’s contributions to the plan were $0.1 million, $0.2 million and $0.4 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(7)	Commitments

The Predecessor leases natural gas compression units from a finance company under ten-year operating leases, expiring between July 2009 and September 2011, and also leases its office premises under operating leases through 2012. Total rental expense amounted to $3.2 million, $3.0 million and $3.6 million for 2004, 2005 and 2006, respectively. Future minimum lease payments under the current lease terms as of December 31, 2006 are:

December 31,
(In thousands)

2007	$3,832
2008	3,794
2009	3,428
2010	2,000
2011	1,068
Thereafter	17

$14,139

As of December 31, 2006, the Predecessor also has equipment/capital purchase commitments between 2007 and 2009 in the amount of $66.2 million.

(8)	Related Party Transactions

The Predecessor provided natural gas contract compression services to its affiliate CDM MAX, LLC and recognized $1.8 million of operating revenue in 2006 and had a trade accounts receivable balance of $0.2 million as of December 31, 2006.

The Predecessor is a party to a User Agreement with CW Services, LLC for use of a facility related to business development. CW Services, LLC is owned by five members of the Predecessor’s senior management. Payments to CW Services, LLC were $0.4 million, $0.4 million and $0.3 million for 2004, 2005 and 2006, respectively.

(9)	Business and Credit Concentrations

During 2004, three customers accounted for approximately 50.3%, 14.5% and 10.0% of the Predecessor’s operating revenue. During 2005, three customers accounted for approximately 47.7%, 11.9% and 9.9% of the Predecessor’s operating revenue. During 2006, two customers accounted for approximately 36.1% and 10.7% of the Predecessor’s operating revenue.

(10)	Subsequent Events

On April 10, 2007, the credit facility was increased to $250 million.

(11)	Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement improves the financial

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Financial Statements — (Continued)

reporting of certain hybrid financial instruments and simplifies the accounting for these instruments. In particular, Statement No. 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only and principal-only strips are not subject to the requirements of Statement No. 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of Statement No. 155 effective January 1, 2007 is not expected to have a material effect on the Predecessor’s financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets,” which amends Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Statement No. 156 requires the initial recognition at fair value of a servicing asset or servicing liability when an obligation to service a financial asset is undertaken by entering into a servicing contract. The adoption of Statement No. 156 effective January 1, 2007 is not expected to have a material effect on the Predecessor’s financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. Statement No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The adoption of Statement No. 157 is not expected to have a material effect on the Predecessor’s financial position or results of operations.

In September 2006, the SEC released Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of either (1) the error quantified as the amount by which the current year income statement was misstated (“rollover method”) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (“iron curtain method”). Reliance on either method in prior years could have resulted in misstatement of the financial statements. SAB No. 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Predecessor adopted this bulletin as of December 31, 2006 and there was no impact on the consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Statement No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of Statement No. 157. The adoption of Statement No. 159 is not expected to have a material effect on the Predecessor’s financial position or results of operations.

CDM RESOURCE MANAGEMENT PREDECESSOR
Unaudited Condensed Interim Financial Statements

Balance Sheets

	December 31,	March 31,
	2006	2007
		(Unaudited)
	(In thousands)

ASSETS

Cash	$1,514	$334
Trade accounts receivable, net	10,815	10,691
Other accounts receivable	4,175	3,003
Unbilled revenue	1,502	1,519
Prepaid expenses	752	1,520
Advances to affiliate	7,532	—
Inventory	2,570	3,294

Total current assets	28,860	20,361

Other receivables — long-term	3,333	3,038
Property and equipment, net	223,922	257,329
Assets under capital leases, net	17,099	16,924
Goodwill	2,138	2,138
Other assets, net	427	843

Total other assets	246,919	280,272

Total assets	$275,779	$300,633

LIABILITIES AND PARTNERS’ EQUITY

Trade accounts payable	$10,303	$16,511
Other accounts payable	520	78
Accrued liabilities	2,367	3,658
Deferred revenue	3,975	4,961
Current portion of obligations under capital leases	1,686	1,713

Total current liabilities	18,851	26,921

Long-term debt:
Long-term debt, net of current portion	172,717	188,593
Obligations under capital leases, net of current portion	12,431	12,129

Total long-term debt	185,148	200,722

Total liabilities	203,999	227,643

Partners’ equity:
Partners’ equity	74,780	75,990
Less: note receivable from related party	(3,000)	(3,000)
Commitments and contingencies

Total partners’ equity	71,780	72,990

Total liabilities and partners’ equity	$275,779	$300,633

See accompanying notes to the unaudited condensed interim financial statements.

CDM RESOURCE MANAGEMENT PREDECESSOR
Unaudited Condensed Interim Financial Statements

Statements of Operations

	Three Months Ended March 31,
	2006	2007
	(In thousands)

Revenues:
Operating revenue	$13,135	$19,842
Reimbursed installation services revenue	1,816	1,881

Total revenues	14,951	21,723

Costs and expenses:
Cost of operations	5,707	9,106
Reimbursed installation services expense	1,816	1,881
General and administrative expense	1,761	2,906
Depreciation expense	1,598	2,391

Total costs and expenses	10,882	16,284

Operating income	4,069	5,439

Other income (expense):
Interest expense, net of capitalized interest	(1,894)	(4,045)
Interest income	—	58

Total other income (expense)	(1,894)	(3,987)

Income tax expense	—	82

Net income	$2,175	$1,370

See accompanying notes to the unaudited condensed interim financial statements.

CDM RESOURCE MANAGEMENT PREDECESSOR
Unaudited Condensed Interim Financial Statements

Statements of Cash Flows

	Three Months Ended March 31,
	2006	2007
	(In thousands)

Cash flows from operating activities:
Net income	$2,175	$1,370
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,598	2,391
Amortization of deferred loan cost	26	51
Bad debt expense	15	30
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(887)	94
(Increase) decrease in other receivables	(638)	1,467
(Increase) decrease in unbilled revenue	64	(17)
Increase in prepaid expenses	(428)	(768)
Increase decrease in inventory	231	(724)
(Increase) decrease in other assets	35	(589)
Increase (decrease) in accounts payable	(994)	3,011
Increase in other accounts payable	—	(442)
Increase in accrued liabilities	269	1,253
Increase in deferred revenue	427	986

Net cash provided by operating activities	1,893	8,113

Cash flows from investing activities:
Proceeds from sale of equipment	—	647
Advances to affiliate	(2,970)	7,532
Additions to property and equipment	(25,895)	(33,073)

Net cash used in investing activities	(28,865)	(24,894)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	27,642	27,876
Principal payments on long-term debt	—	(12,000)
Principal payments on obligations under capital leases	(258)	(275)

Net cash provided by financing activities	27,384	15,601

Net increase (decrease) in cash and cash equivalents	412	(1,180)
Cash and cash equivalents, beginning of period	817	1,514

Cash and cash equivalents, end of period	$1,229	$334

Supplemental disclosures of cash flow information:
Cash paid for interest	$247	$228
Non-cash interest added to credit facility	1,036	3,837

See accompanying notes to the unaudited condensed interim financial statements.

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Unaudited Condensed Interim Financial Statements

(1)	Basis of Presentation

The accompanying financial statements and related notes of CDM Resource Management Predecessor present the financial position, results of operations and cash flows of the natural gas contract compression services business conducted by CDM Resource Management, Ltd., a Texas limited partnership (the “Predecessor”). These financial statements exclude the results of operations of the natural gas processing business conducted by the Predecessor’s wholly owned subsidiary, CDM MAX, LLC. For purposes of this presentation, CDM MAX LLC is viewed as an affiliate of the Predecessor.

These Predecessor financial statements are prepared in connection with the proposed initial public offering of limited partner interests in CDM Resource Partners, L.P., a Delaware limited partnership (the “Partnership”), which was formed in May 2007.

Certain costs related to centralized corporate functions such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and other corporate services and the use of facilities that support these functions were allocated to CDM MAX, LLC and are not included in the Predecessor financials. The allocation methodologies vary based on the nature of the charge and include, among other things, revenue, employee headcount and net assets. The Predecessor’s management believes that the allocation methodologies used to allocate indirect costs to CDM MAX, LLC are reasonable.

The accompanying unaudited consolidated financial statements have been prepared by the Predecessor in accordance with the United States generally accepted accounting principles (“GAAP”) and include the accounts of the Predecessor. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the Predecessor’s financial position as of March 31, 2007 and results of operations and cash flows for the periods indicated. The results of the operations for the three months ended March 31, 2007 are not necessarily indicative of the results for any other period or for the year as a whole. Additionally, pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures that are normally included in annual financial statements in accordance with GAAP have been omitted. Therefore, these financial statements should be read in conjunction with the Predecessor’s audited financial statements for the year ended December 31, 2006.

(2)	Summary of Significant Accounting Policies

(a)	Use of Accounting Estimates

The Predecessor is required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The Predecessor based its estimates on historical experience, available information and various other assumptions it believes to be reasonable under the circumstances. The Predecessor evaluates its estimates on an ongoing basis; however, actual results may differ from these estimates under different assumptions or conditions.

(b)	Advances to Affiliate

The advances to affiliate are related to funds advanced to the Predecessor’s wholly owned subsidiary, CDM MAX, LLC. The Predecessor charged CDM MAX, LLC interest on the average monthly balance of approximately $60,000 and $30,000, for the three months ended March 31, 2007 and 2006, respectively. The monthly interest rate used was the same rate on the Predecessor’s credit facility, which was 8.5% for the three months ended March 31, 2007 and a range from 7.5% to 7.75% for the three months ended March 31, 2006. On February 28, 2007, the Predecessor received repayment of $7.5 million, including $0.3 million of cumulatively accrued interest on those advances to CDM MAX, LLC.

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Unaudited Condensed Interim Financial Statements — (Continued)

(c)	Income Taxes

The Predecessor is a partnership for income tax purposes and therefore has not been subject to federal income taxes or state income taxes. The income tax on the Predecessor’s net income is borne by the individual partners through the allocation to them of taxable income. Net income for financial statement purposes may differ significantly from taxable income for income tax purposes as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the partnership agreement. The aggregate difference between the basis of net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax basis is not available to us.

The Predecessor accrued an estimated $82,000 in franchise tax for the three months ended March 31, 2007 as a result of the recently amended Texas franchise tax which is effective January 1, 2008 and is calculated based upon the calendar year 2007 operating results. This tax is reflected in our financials as an income tax in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, which requires the classification of this tax as an income tax for reporting purposes.

(3)	Inventory

	December 31,	March 31,
	2006	2007
	(In thousands)

Components	$1,692	$2,327
Lubrication oil/coolants	685	784
Miscellaneous	193	183

Total	$2,570	$3,294

(4)	Debt

In December 2005 the Predecessor entered into a $100 million Asset Based Lending credit facility with JP Morgan Chase Bank, N.A. secured by all the assets of the Predecessor and containing fixed charge coverage and compression equipment utilization covenants. Under the credit facility, interest expense is added to the outstanding loan balance monthly as it accrues. The Predecessor utilized the proceeds from the initial draw from the credit facility to pay off loans and certain leases secured by compression equipment and to pay off the outstanding balance on a construction line of credit.

On August 29, 2006, the credit facility was increased to $200 million. On March 31, 2007, $35.2 million was available for borrowing under the credit facility.

The Predecessor obtained a waiver and Amendment No. 4 to its credit facility effective February 28, 2007 from its syndicated bank group, covering a breach of a negative covenant related to advances to its wholly-owned subsidiary, CDM MAX, LLC. This waiver covers the period from inception of the breach through February 28, 2007, which was also the date the breach was cured by repayment to the Predecessor of the funds advanced to CDM MAX, LLC.

(5)	Related Party Transaction

The Predecessor provided natural gas contract compression services to its affiliate CDM MAX, LLC, and recognized $0.5 million and $0.4 million of operating revenue for the three-month periods ended March 31, 2006 and 2007, respectively. The Predecessor also had trade accounts receivable balances of $0.2 million and $0.1 million as of December 31, 2006 and March 31, 2007, respectively.

CDM RESOURCE MANAGEMENT PREDECESSOR

Notes to Unaudited Condensed Interim Financial Statements — (Continued)

The Predecessor is a party to a User Agreement with CW Services, LLC for use of a facility related to business development. CW Services, LLC is owned by five members of the Predecessor’s senior management. Payments to CW Services, LLC were $86,973 and $133,219 for March 31, 2006 and 2007, respectively.

(6)	Subsequent Events

On April 10, 2007, the credit facility was increased to $250 million.

(7)	Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” which became effective January 1, 2007. FIN No. 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN No. 48, the Predecessor must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The adoption of FIN No. 48 is not expected to have a material effect on the Predecessor’s financial position or results of operations.

The Predecessor’s adoption of FIN No. 48 on January 1, 2007 did not result in a cumulative effect adjustment to “partners’ equity” on the Predecessor’s balance sheet. The Predecessor’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Report of Independent Registered Public Accounting Firm

Management and Partners of
CDM Resource Partners, L.P.:

We have audited the accompanying balance sheet of CDM Resource Partners, L.P. (the “Partnership”) as of June 20, 2007. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material aspects, the financial position of CDM Resource Partners, L.P. as of June 20, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
July 27, 2007

CDM RESOURCE PARTNERS, L.P.

Balance Sheet

June 20, 2007

ASSETS
Cash	$1,000

Total assets	$1,000

LIABILITIES AND PARTNERS’ EQUITY
Limited partner’s interest	$980
General partner’s interest	20

Total liabilities and partners’ equity	$1,000

See accompanying note to balance sheet.

CDM RESOURCE PARTNERS, L.P.

Note to Balance Sheet

Nature of Operations

CDM Resource Partners, L.P. (the “Partnership”) is a Delaware limited partnership formed on May 18, 2007 to own a 53.0% partnership interest in CDM Resource Management, Ltd. (“CDM Operating”). Upon the closing of the Partnership’s initial public offering the Partnership’s interest in CDM Operating will consist of a 52.999% limited partner interest and a .001% general partner interest held through CDM OLP GP, LLC, a wholly owned subsidiary of the Partnership. The Partnership is a limited partnership indirectly owned by CDMR Holdings, LLC (“CDMR Holdings”).

On June 20, 2007, CDMR Holdings and CDM RP GP, L.P. (the “General Partner”) contributed $980 and $20 respectively, for a 98% limited partner interest and a 2% general partner interest in the Partnership. There have been no other transactions involving the Partnership as of June 20, 2007.

The Partnership intends to offer 7,000,000 common units, representing limited partner interests, pursuant to a public offering and to concurrently issue 1,050,000 common units and 5,551,724 subordinated units, representing additional limited partner interests, to CDMR Holdings, as well as 277,586 general partner units, representing an aggregate 2.0% general partner interest in the Partnership and CDM Operating on a consolidated basis, to the General Partner.

Report of Independent Registered Public Accounting Firm

Management and Partners of
CDM RP GP, L.P.:

We have audited the accompanying balance sheet of CDM RP GP, L.P. (the “General Partner”) as of June 20, 2007. This balance sheet is the responsibility of the General Partner’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material aspects, the financial position of CDM RP GP, L.P. as of June 20, 2007, in conformity with U.S. generally accepted accounting principles.

/s/
KPMG LLP

Houston, Texas
July 27, 2007

CDM RP GP, L.P.

Balance Sheet

June 20, 2007
ASSETS
Cash	$980
Investment in CDM Resource Partners, L.P.	20

Total assets	$1,000

LIABILITIES AND PARTNERS’ EQUITY
Partners’ equity	$1,000

Total liabilities and partners’ equity	$1,000

See accompanying note to balance sheet.

CDM RP GP, L.P.

Note to Balance Sheet

Nature of Operations

CDM RP GP, L.P. (the “General Partner”) is a Delaware limited partnership formed on May 18, 2007 to become the general partner of CDM Resource Partners, L.P. (the “Partnership”). The General Partner owns a 2.0% general partner interest in the Partnership.

On June 20, 2007 CDM GP, LLC, a Delaware limited liability company (the “GP LLC”) contributed $0.01 and CDMR Holdings, LLC, a Delaware limited liability company (“CDMR Holdings”), contributed $999.99 to the General Partner in exchange for a 0.001% general partner interest and a 99.999% limited partner interest, respectively.

The General Partner has invested $20 in the Partnership. There have been no other transactions involving the General Partner as of June 20, 2007.

APPENDIX A

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
CDM RESOURCE PARTNERS, L.P.

A-1

APPENDIX B

GLOSSARY OF TERMS

Adjusted operating surplus:  For any period, operating surplus generated during that period is adjusted to:

(a) increase operating surplus by any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to clause (b) below;

(b) decrease operating surplus by any net decrease in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

(c) increase operating surplus by any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include the portion of operating surplus described in subpart (a)(1) of the definition of “operating surplus” in this Appendix B.

Available cash:  For any fiscal quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of CDM Resource Partners, L.P. and its subsidiaries on hand at the end of that quarter; and

(2) if our general partner so determines all or a portion of any additional cash or cash equivalents of CDM Resource Partners, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter;

(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of CDM Resource Partners, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of CDM Resource Partners, L.P. and its subsidiaries) after that quarter resulting from working capital borrowings made after the end of that quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which CDM Resource Partners, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves pursuant to clause (b)(3) immediately above unless our general partner has determined that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and

provided, further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

Bcf:  One billion cubic feet of natural gas.

Capital account:  The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a general partner unit, a common unit, a Class B unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner unit, common unit, Class B unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in CDM Resource Partners, L.P. held by a partner.

Capital surplus:  All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Closing price:  The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

Common unit arrearage:  The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Current market price:  For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

Interim capital transactions:  The following transactions if they occur prior to liquidation:

(a) borrowings (other than working capital borrowings), refinancings or refundings of indebtedness and sales of debt securities (other than for items purchased on open account in the ordinary course of business) by CDM Resource Partners, L.P. or any of its subsidiaries;

(b) sales of equity interests by CDM Resource Partners, L.P. or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of CDM Resource Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements); and

(d) capital contributions received.

Mcf:  One thousand cubic feet of natural gas.

MMcf:  One million cubic feet of natural gas.

MMcf/d:  One million cubic feet of natural gas per day.

Operating expenditures:  All of our cash expenditures and cash expenditures of our subsidiaries, including, without limitation, taxes, reimbursements of our general partner, interest payments and maintenance capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness will not constitute operating expenditures.

(b) Operating expenditures will not include:

(1) capital expenditures made for acquisitions or for capital improvements;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to unitholders.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating operating surplus.

Operating surplus:  For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of:

(1) an amount equal to $8.3 million;

(2) all cash receipts of CDM Resource Partners, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, excluding cash receipts from (i) borrowings other than working capital borrowings, (ii) sales of equity and debt securities, (iii) sales received or other dispositions of assets outside the ordinary course of business, (iv) the termination of commodity hedge contracts or interest rate swap agreements prior to the termination date specified therein, (v) corporate reorganizations or restructurings, and (vi) capital contributions received;

(3) working capital borrowings made after the end of any prior period but on or before the date of determination of operating surplus for that period; and

(4) operating expenditures of CDM Resource Partners, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period (excluding the repayment of borrowings) and maintenance capital expenditures; less

(b) the sum of:

(1) the amount of cash reserves that is established by our general partner to provide funds for future operating expenditures; provided, however, that disbursements made (including contributions to a partner of CDM Resource Partners, L.P. and our subsidiaries or disbursements on behalf of a partner of CDM Resource Partners, L.P. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines; and

(2) all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

Subordination period:  The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after September 30, 2010 in respect of which:

(1) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods, immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units, subordinated units and general partner units that were outstanding during those periods on a fully diluted basis; and

(3) there are no outstanding cumulative common units arrearages.

(b) The first date after we have earned and paid at least $0.45 per quarter (150% of the minimum quarterly distribution of $0.30 per quarter, which is $1.80 on an annualized basis) on each outstanding limited partner unit and general partner unit for any four consecutive quarters ending on or after September 30, 2008; and

(c) the date on which the general partner is removed as our general partner upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Tcf:  One trillion cubic feet of natural gas.

Houston Office
Victoria Office
Counties and parishes where CDM Operating operates
Headquarters
Area offices

CDM Resource Partners, L.P.

7,000,000 Common Units
Representing Limited Partner Interests

PROSPECTUS
          , 2007

Joint Book-Running Managers

Lehman Brothers

Merrill Lynch & Co.

Goldman, Sachs & Co.

Wachovia Securities

Pickering Energy Partners, Inc.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange listing fee, the amounts set forth below are estimates.

SEC registration fee	$5,190
NASD filing fee	17,405
New York Stock Exchange listing fee	150,000
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent and registrar fees	*
Subscription Agent fees	*
Information Agent fees	*
Standby Commitment fees	*
Miscellaneous	*

Total	$3,000,000

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.

On June 20, 2007, in connection with the formation of CDM Resource Partners, L.P. (the “Partnership”), the Partnership issued to (i) CDM RP GP, L.P. a 2% general partner interest in the Partnership for $20 and (ii) CDMR Holdings, LLC a 98% limited partner interest in the Partnership for $980. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following documents are filed as exhibits to this registration statement:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Certificate of Limited Partnership of CDM Resource Partners, L.P.
3	.2*	Form of Amended and Restated Agreement of Limited Partnership of CDM Resource Partners, L.P. (included as Appendix A to the Prospectus)
3.3		Certificate of Formation of CDM GP, LLC

Exhibit
Number		Description

3	.4*	Amended and Restated Limited Liability Company Agreement of CDM GP, LLC
5	.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	Form of Credit Agreement
10	.2*	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	Form of Omnibus Agreement
10	.5*	Form of Long Term Incentive Plan of CDM Resource Partners, L.P.
21	.1*	List of subsidiaries of CDM Resource Partners, L.P.
23.1		Consent of KPMG LLP
23	.2*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		Powers of Attorney (included on the signature page)

*	To be filed by amendment.

(b) Financial Statement Schedules. Financial statement schedules are omitted because they are not required or the required information is shown in our financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with CDM GP, LLC or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to CDM GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 31, 2007.

CDM RESOURCE PARTNERS, L.P.

By:	CDM RP GP, L.P.
its General Partner

By:	CDM GP, LLC,
its General Partner

By:	/s/ Randall H. Dean
Randall H. Dean
Chief Executive Officer

Each person whose signature appears below appoints Randall H. Dean and Richard W. Fairchild, Jr. and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on July 31, 2007.

Signature	Title

/s/ Randall H. Dean Randall H. Dean	Chief Executive Officer (Principal Executive Officer) and Director

/s/ Richard W. Fairchild, Jr. Richard W. Fairchild, Jr.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director

/s/ David G. Marrs David G. Marrs	Director

/s/ Pierre F. Lapeyre, Jr. Pierre F. Lapeyre, Jr.	Director

/s/ Gregory A. Beard Gregory A. Beard	Director

/s/ Leigh Ann Ryan Leigh Ann Ryan	Director

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Certificate of Limited Partnership of CDM Resource Partners, L.P.
3	.2*	Form of Amended and Restated Agreement of Limited Partnership of CDM Resource Partners, L.P. (included as Appendix A to the Prospectus)
3.3		Certificate of Formation of CDM GP, LLC
3	.4*	Amended and Restated Limited Liability Company Agreement of CDM GP, LLC
5	.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	Form of Credit Agreement
10	.2*	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	Form of Omnibus Agreement
10	.5*	Form of Long Term Incentive Plan of CDM Resource Partners, L.P.
21	.1*	List of subsidiaries of CDM Resource Partners, L.P.
23.1		Consent of KPMG LLP
23	.2*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		Powers of Attorney (included on the signature page)

*	To be filed by amendment.